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03050133

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ducam

*CURRENT ADDRESS


PROCESSED
APR 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3 FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 4/24/03

REXAM

A YEAR OF CONTINUED PROFITABLE GROWTH

ANNUAL ACCOUNTS 2002















CONTENTS

THE REXAM YEAR AT A GLANCE

	2002 £m	2001 £m	Change %
Sales	**3,160**	3,488	–9
Operating profit*	**357**	333	+7
Profit before tax*	**274**	218	+26
Free cash flow	**177**	200	–12
	pence	pence	%
Basic earnings per ordinary share*	**44.1**	36.1**	+22
Dividends per ordinary share	**16.7**	15.9	+5

* Before goodwill amortisation and exceptional items

** Restated for FRS19 "Deferred Tax"

FINANCIAL CALENDAR 2003

6 March	Announcement of 2002 Final Results
7 May	Ex-dividend date for 2002 final dividend on Ordinary Shares
9 May	Record date for 2002 final dividend on Ordinary Shares
15 May	Annual General Meeting
4 June	Payment date for 2002 final dividend on Ordinary Shares
28 August	Announcement of 2003 Interim Results
4 November	Proposed payment date for 2003 interim dividend on Ordinary Shares
31 December	Financial year end

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The separate publication entitled Annual Accounts 2002 together with this publication comprise the full Annual Report. If you have received a copy of the Annual Review 2002 and would like a copy of the full Annual Report, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Accounts 2002.

Shareholders who receive the Annual Review but wish to receive the full Annual Report in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK. Telephone +44 (0)870 241 3931.








ARMANI









HOW WE PERFORMED IN 2002

BY BUSINESS

○ BEVERAGE PACKAGING
○ PLASTIC PACKAGING

SALES
CONSUMER PACKAGING 2002



OPERATING PROFIT
CONSUMER PACKAGING 2002



	Sales by business		Operating profit by business**	
	2002 £m	2001 £m	2002 £m	2001 £m
Beverage Packaging	**2,375**	2,306	**262**	214
Plastic Packaging	**652**	638	**50**	48
Consumer Packaging	**3,027**	2,944	**312**	262
Retirement benefits credit	**-**	–	**37**	33
Ongoing operations	**3,027**	2,944	**349**	295
Disposals and businesses for sale	**45**	169	**6**	17
Continuing operations	**3,072**	3,113	**355**	312
Discontinued operations	**88**	375	**2**	21
	3,160	3,488	**357**	333

BY REGION

● UK AND IRELAND
○ CONTINENTAL EUROPE
○ THE AMERICAS
○ REST OF THE WORLD

SALES
CONTINUING OPERATIONS 2002



OPERATING PROFIT*
CONTINUING OPERATIONS 2002



	Sales by region		Operating profit by region**	
	2002 £m	2001 £m	2002 £m	2001 £m
United Kingdom and Ireland	**399**	459	**42**	49
Continental Europe	**1,159**	1,086	**127**	120
The Americas	**1,400**	1,427	**138**	102
Rest of the world	**114**	141	**11**	8
Retirement benefits credit	**-**	–	**37**	33
Continuing operations	**3,072**	3,113	**355**	312
Discontinued operations	**88**	375	**2**	21
	3,160	3,488	**357**	333

* Excluding retirement benefits credit
** Before goodwill amortisation and exceptional items


"In 2002 we moved
the company forward
considerably"

A YEAR OF CONTINUED PROFITABLE GROWTH

Last year I concluded my letter to shareholders by saying that now that we had completed the transformation of Rexam into a focused global packaging company, we would need to concentrate on maximising the opportunities we have created. In 2002 we moved the company forward considerably, growing like for like sales, improving profit, reducing costs and advancing market positions. In short, 2002 was a record year.

GROUP PERFORMANCE

Group sales were £3,160m compared with £3,488m last year, following the sale of a number of businesses. However, sales from ongoing operations improved from £2,944m to £3,027m, a 3% increase. Profit before tax, goodwill amortisation and exceptional items rose by 26% to £274m from £218m, attributable mainly to better pricing, higher volumes and continued improvement in the efficiency of our operations. Earnings per share before goodwill amortisation and exceptional items was up 22% to 44.1p compared with 36.1p last year. As in past years, the Group generated strong free cash flow.

BEVERAGE PACKAGING

Beverage Packaging contributes around 80% of our sales and profit, excluding the current credit for retirement benefits. In 2002, sales in Beverage Packaging increased 3% to £2,375m from £2,306m last year, while operating profit rose 22% to £262m from £214m. This gain came from a combination of the price recovery in beverage cans in the US and efficiency programmes across all our beverage businesses. We also benefited from good volume growth in European beverage cans, especially in Russia, which has continued to grow strongly albeit from a relatively low base.

Our European glass container operations had to contend with another year of testing market conditions brought on by overcapacity in Central Europe but turned in a better performance owing to favourable changes in product mix and reduced costs. The acquisition of two German glass container businesses at the end of 2002 and the start of 2003 has boosted our position in the German market. We have identified cost saving synergies of up to £6m to the end of 2004 and, with improving market conditions, anticipate further benefits.

At the start of January 2003, the German government introduced a deposit system on all one way containers for carbonated soft drinks, beer and water. The inconvenience caused by a lack of infrastructure for recovery and recycling has affected short term sales of beverage cans and, to a lesser extent, one way glass. A nationally agreed recovery and recycling system is to be introduced by October 2003 and, based on our experience from similar situations, we remain confident that the market for one way beverage containers will return to former levels.

PLASTIC PACKAGING

Plastic Packaging embraces products for the beauty, healthcare and food packaging markets. Sales increased 2% overall to £652m, compared with last year's £638m, and profit improved slightly to £50m from £48m. Much of this gain comes from the smooth and successful integration of the US based Thomaston beauty pumps business acquired at the start of the year and the strong improvement in Plastic Containers.

There were some good performances from individual businesses especially in the European Healthcare Flexibles and Asian Beauty packaging businesses, but these could not fully offset the slowdown in the luxury European make up and dispensing systems markets and a slow recovery in duty free sales.

FOCUS ON LEAN ENTERPRISE PAYING DIVIDENDS

Under the banner of Lean Enterprise, our persistent and far reaching programme to establish cost efficient structures and improve efficiencies in all our businesses continued. Lean Enterprise, which reports in to an executive director, covers a great many aspects of our business from Supply Chain Management to cost saving projects using primarily Six Sigma methodology. Savings of £36m in 2002 clearly demonstrate how well embedded Lean Enterprise is becoming in the culture of our organisation. The introduction of increasingly tougher target setting and regular monitoring can only further improve the situation.

DISPOSALS AND ACQUISITIONS

During the year we completed the disposal of the non packaging operations with the sale of Rexam Image Products and our Weatherable Films business. We also disposed of a number of businesses that were considered not core to Rexam going forward and which we felt might prosper better under other ownership. The sale of these businesses means that our main disposal programme is now behind us. In the last three years we have sold businesses to the value of £789m, including £53m in deferred consideration. This is close to our original target of £800m set at the time of the acquisition of American National Can (ANC) in 2000. Proceeds from these transactions have been used to pay down debt.

As mentioned earlier, in November 2002 we acquired Nienburger Glas, comprising four separate sites in northern Germany, for £65m. This acquisition, along with that of Lüner Glas in February 2003 for £33m, has given Rexam a strong market position in glass in Germany. We financed the two acquisitions largely through a placing of 21.57m new ordinary shares in January 2003, which raised £86m before expenses. The placing has given Rexam additional financing flexibility as we continue to build our position in Consumer Packaging.

PENSIONS – ECONOMICS AND ACCOUNTING

Rexam operates a number of large funded pension schemes that offer employees defined benefit pensions on retirement. We employ the preferred market value approach to assess the assets and liabilities. The Board believes that the schemes are fundamentally well funded and, viewed over the long term, are unlikely to represent a significant risk to the Group. For a number of years, Rexam has enjoyed a cash pension contribution holiday, which reflected the substantial surpluses. However, given current investment conditions, we consider it prudent to recommence normal contributions to the majority of Rexam funds.

When it comes to pensions accounting, the anticipated adoption of the new accounting standard FRS17 will have a noticeable impact on our profit and loss account and balance sheet, although I must emphasise that this change is an accounting matter and will cause no change to the economic value of the schemes. In the profit and loss account, the credit to operating profit from the retirement benefit schemes, currently £37m, will be replaced by a new charge or credit within interest. On the balance sheet, there will be significant changes in 2003. Full details can be found on page 82 of the Annual Accounts 2002.

CHANGES IN THE BOARD

This year's Annual General Meeting sees the retirement from the Board of two people who have played leading roles in the transformation of Rexam – John Warren, my non executive deputy Chairman, and Michael Hartnall, the Finance Director. John has served as a non executive director for three consecutive terms and becomes ineligible for re-election, while Michael has reached retirement age. No praise can be too high for the contributions that these two individuals have made. Their drive, insight and expert knowledge have been a catalyst for change and a source of inspiration to me and the rest of the Board. We wish them all the best for the future.

We are pleased to welcome Graham Chipchase as Finance Director. Graham comes to us from GKN plc, the automotive and aerospace engineering group, where he was Finance Director of its Aerospace Services business. We are in the process of recruiting a new non executive director and hope to make an announcement in the near future.

DIVIDENDS CONTINUE TO IMPROVE

For the year 2002, the Board is proposing a final dividend payment of 9.7p per ordinary share. This will mean 16.7p for the year, which is an increase of 5% on last year. Subject to shareholder approval at the 2003 Annual General Meeting, the dividend will be paid on 4 June 2003 to holders of ordinary shares registered on 9 May 2003.

LOOKING FORWARD

The results for 2002 bear witness to the expertise and professionalism not only of Rexam's management team but of the whole organisation. From my travels around the Group, I recognise that there is a solid understanding of our business and our vision. This common sense of purpose, allied to our focus on Consumer Packaging, will provide the impetus to grow our Group profitably. 2002 turned out well for Rexam but we know that we can strive to do better. 2003 has started as expected and, despite the international concerns, we remain quietly confident of another strong performance.



Jeremy Lancaster, Chairman
6 March 2003

SALES (£m)


1,923
2,389
2,784
3,488
3,160
98
99
00
01
02

Sales dropped following the sale of a number of businesses. Like for like sales in 2002 increased 3%.

OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (£m)


195
236
278
333
357
98
99
00
01
02

BASIC EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (p)


25.1
32.2
33.9
36.1
44.1
98
99
00
01
02



"Our vision is to become the leading consumer packaging Group in each of our chosen market segments"

OUR VISION

Our vision is to become the leading consumer packaging Group in each of our chosen market segments. Leading is not always a question of size. Quality will always take precedence over quantity. However, we have to be both sufficiently large and have the global presence to meet our customers' requirements wherever they may be or want to be. We also need to be large enough to be an interesting customer to our suppliers to derive maximum value from our position.

Leading equally refers to our manufacturing capabilities, the quality of our products, the level of service we offer, our ability to innovate and the efficient management of the supply chain.

There are three main groups whose concerns are of vital interest to the company – customers, employees and shareholders. Our success in satisfying the needs of each of these groups ultimately determines the success of our business. Enlightened, motivated and satisfied employees will ensure that customer needs are readily met, and the business will then prosper to the benefit of shareholders. To maintain this cycle of success we will be No 1 with our employees in terms of providing the kind of working environment in which people can grow, feel respected and fulfilled. We also want to be seen as a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.

OUR BUSINESS AND OUR STRATEGY

Rexam provides Consumer Packaging solutions for global and regional customers in the Beverages, Beauty, Healthcare and Food segments.

We serve our customers through six manufacturing Sectors each of which has its own Sector Director who, together with a management team, is responsible for running the Sector. These Sectors comprise just over 80 manufacturing facilities in more than 20 countries in Europe, the Americas and the Asia Pacific rim.

Consumer Packaging, which we define as the packaging that carries the brand message to the customer, is a large global market worth around £300bn. Food accounts for about half of that sum, followed by Beverages, Healthcare and Beauty. It has proven to be an essentially predictable and non cyclical business, as people tend to consume as much in good times as in bad.

Consumer Packaging is a relatively mature business with annual long term growth of around 4%. Industry structure and market position are key to profitable growth. Our strategy focuses on improving our position in our chosen markets using the maturity and stability of the beverage packaging operations to provide funds for expansion in other chosen areas. We shall grow organically and through acquisition to maintain or achieve leadership positions in our chosen market segments. The structure of most of our industries (the beverage can business excepted) remains relatively fragmented, which offers opportunities for further growth. To minimise risk, we shall endeavour to keep to those segments and geographies we know and understand. Continuous improvement in efficiencies and the continuous search for cost saving synergies will help achieve our goal of year on year profitable growth.

REXAM SECTORS / CHOSEN MARKETS	BEVERAGE PACKAGING			PLASTIC PACKAGING		
	BEVERAGE CAN AMERICAS	BEVERAGE CAN EUROPE & ASIA	GLASS	BEAUTY & CLOSURES	HEALTHCARE FLEXIBLES	PLASTIC CONTAINERS
BEVERAGES	○	○	○	○		○
BEAUTY				○		○
HEALTHCARE			○	○	○	○
FOOD			○	○		○
	BEVERAGE PACKAGING 80%			PLASTIC PACKAGING 20%		

Rexam's principal business operations are Beverage Packaging and Plastic Packaging. It has six manufacturing Sectors serving four main markets, Beverages, Beauty, Healthcare and Food. The table above shows the various markets served by the Sectors. Almost 80% of sales come from Beverage Packaging.

OUR CUSTOMERS AND OUR MARKETS

Our customers are world class organisations. As their industries continue to consolidate and expand they look to align themselves with global partners who understand the scale and nature of their business, and who can supply their packaging needs on a local level.

Rexam has consciously put in place an international management team with which to build a global company. Our strategy is to forge long term relationships with our customers and suppliers based on mutual respect and value.

TOP 20 CUSTOMERS ACCOUNT FOR 64% OF REXAM CONSUMER PACKAGING SALES


64%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

- Anheuser-Busch
- Avon
- BACI
- Bryggerigruppen
- Cadbury-Schweppes
- Cardinal Health
- Carlsberg
- Coca-Cola
- Coors
- Heineken
- Holsten
- Interbrew
- L'Oréal
- LVMH
- Pepsi-Cola
- Procter & Gamble
- Red Bull
- SABMiller
- Scottish & Newcastle
- Unilever

We are supporting this with a group wide Customer Satisfaction survey to gauge customers' opinion of doing business with us and to engage in dialogue with them so that we understand their future requirements. We have introduced a set of Key Performance Indicators that we will track over time. This continuous focus on customer satisfaction, allied to the deep market knowledge provided by a central market intelligence unit, will enable us to gain competitive advantage.

BEVERAGES

Beverage Packaging accounts for almost 80% of Rexam's total ongoing sales. Rexam is the No 1 beverage can manufacturer in Europe with 14 can plants and a more than 40% share of the 40bn beverage can market. In 2002 the European beverage can market grew by over 5% driven by strong demand in Russia and continued growth in key markets such as the UK, Spain and Germany. Carbonated soft drinks and beer account for around 58% and 42% of the market respectively.

In the Americas, Rexam has 20 plants including a plant in Brazil and a joint venture in Mexico. In 2002

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS

Ranked by sales – Rexam estimates


£bn
4
3
2
1
0
TETRA PAK
CROWN CORK & SEAL
OWENS-ILLINOIS
REXAM
TOYO SEIKAN
AMCOR
BALL
ST GOBAIN
ALCAN
HUHTAMAKI VAN LEER

the US beverage can market remained flat at just over 100bn cans. Rexam is the No 3 beverage can maker with a 23% market share. We have 30% of the North American soft drink can volume and 7% of the beer can volume. The long term annual growth of the US beverage can market is expected to be modest to flat at around 1%.

In Brazil the can market increased by 1% to 10.8bn cans. Beer dominates beverage can usage but volumes were flat whereas soft drinks showed an increase of 2.5%. Rexam has 17% of the market. Our transactions are principally based on the US dollar whereas consumers buy the drinks in local currency.


Rx Series

Devaluation against the dollar has resulted in substantial price increases for drinks, which have deterred consumer buying. Annual long term growth for the can market in Brazil is expected to be positive at 5-6%.

In Asia, Rexam has joint ventures in China and Korea. These markets are growing annually on average at around 5% although from low bases.

In glass, Rexam has a 10% share of the European market. In its regional markets of Northern Europe, Rexam has stronger positions. The acquisitions of Nienburger Glas and Lüner Glas have given us a leading position in Germany similar to the one we have had in Scandinavia for a number of years. A continued focus on cost reduction and on new products such as flavoured alcoholic beverages (FABs) supported by the latest manufacturing and decorating technology keeps Rexam at the forefront of this business.

Rexam is also a leader in refillable PET bottles and has a strong position in Northern Europe. Its innovative PEN bottles for beer are gaining share in Norway and Denmark.

Rexam's main beverage customers include Anheuser-Busch, Bass, Bacardi-Martini, Carlsberg, Coca-Cola, Coors, Heineken, Holsten, Interbrew, Pepsi, Red Bull, The Absolut Company and many other international and regional brands.

BEAUTY

Plastic Packaging for beauty products accounts for a little over 10% of Rexam's sales. The range includes fragrance and cosmetic pumps, spray samplers, valves, lipstick cases, compacts, deodorants, cosmetic closures, jars and shampoo bottles. The global plastic beauty packaging market is worth some £4bn. It is a highly fragmented market where the leader is estimated to have about a 10% share. Rexam is the No 4 with a 7% share.

Rexam has 18 plants worldwide. It is well positioned to serve a global and consolidating beauty packaging market that has grown at around 5% per year but is expected to slow slightly.

Rexam is No 1 in lipstick cases and miniature spray samplers, No 2 in compacts, No 2 in



Rexam has over 80 manufacturing facilities in more than 20 countries in Europe, the Americas and the Asia Pacific rim.

dispensing systems for perfume, cosmetics and pharmaceuticals. It is also a leader in Asia for a broad range of make up and personal care products.

Rexam has grown in Beauty Packaging by gains in market share, successful greenfield start ups and acquisitions. In 2002, the acquisition and integration of a US based beauty pumps business opened up the US market and strengthened Rexam's global position in the beauty pumps segment.

Key Beauty customers include Avon, Chanel, Estée Lauder, L'Oréal, LVMH, Mary Kay, Procter & Gamble, PPR, Revlon and Unilever.

HEALTHCARE

Rexam is the world's leading supplier of flexible sterilisable medical device packaging with a 25% global market share. Its products also include pharmaceutical blister films and lidding, barrier films for tubes, and hospital sterilisation and waste management supplies. Rexam serves its customers through 11 plants located in the Americas, Europe and SE Asia.

The healthcare market is growing at around 5%. It is being driven by expanding healthcare coverage in developing countries, ageing populations, new therapies and an increase in OTC products.

In Europe, Rexam supplies glass and plastic containers as well as dispensing systems to the pharmaceutical and medical industries. In the US Rexam has a leading position in closures and containers for regulated markets that require child resistant or tamper evident products. The closures market is growing at 4-5% as plastic closures replace metal ones and increasingly stringent legislation is introduced for child resistant or tamper indicating packaging.

Healthcare customers include Abbott, Baxter, Becton-Dickinson, Boston Scientific, Cardinal Health, Johnson & Johnson, Medtronic, Tyco, Terumo, GSK and Pharmacia.

FOOD

Rexam is a leading European supplier of thin wall plastic containers to leading regional and international brands. Rexam has eight plants in Europe and one in the US. In a highly fragmented European market Rexam has a 6% share. The products include tubs and lids, retortable bowls, trays and barrier trays. The main markets are processed foods such as yellow fats, ice cream, ready meals, etc and fresh foods such as meat, poultry, fruit and vegetables.

Rexam is also a leading supplier of standard and proprietary glass containers to European and regional food brands. The big branded food companies continue to rationalise generating a need for large scale, strong suppliers that can satisfy their increased requirements. The acquisition of Lüner Glas in 2003 has given us a stronger presence in the German food market.

In developed markets, the demand for food service packaging and for premium packaging is being driven by convenience foods and eating out. The demand for functional foods and fresh foods is also growing. In emerging markets, brands are investing for growth and there is a need for quality packaging.

Customers include Arla, Heinz, International Home Foods, Lactalis, Mars, Morningstar Foods, Nestlé, Orkla and Unilever.


THEATERS

NOW THAT THE COMPANY IS THE COMPANY

AN INTERVIEW WITH THE CHIEF EXECUTIVE, ROLF BÖRJESSON

THE CHAIRMAN IN HIS LETTER TALKS OF A RECORD YEAR. WHAT LIES BEHIND THESE NEW HEIGHTS?

We are witnessing the results of our strategy to transform Rexam into a focused global Consumer Packaging Group. The Beverage Packaging business, and in particular the beverage can business, has without doubt laid the foundations. The acquisition of the European beverage packaging manufacturer, PLM, in February 1999 gave us critical mass in our packaging operations. The purchase of American National Can in mid 2000 consolidated our position and made us a global leader in beverage cans.

In the Americas, where we are currently the No 3 beverage can maker, we have focused on adapting our manufacturing capacity to match demand. In addition, we have made a concerted effort to improve the efficiency of our operations. I am proud to say that some of our plants are now reporting unprecedented industry figures for operating efficiency and spoilage. The results are a credit to the workforce. We have also worked hard to raise our prices. All these factors have had a positive impact on our bottom line.

In Europe, where we are No 1, we have seen continued good volume growth in beverage cans in 2002 at over 5%. We have favourable positions in high growth segments and markets. To ensure that we are able to take full advantage of the growth potential in the market and to continue the level of service our customers have come to expect, in 2002 we announced a £40m investment in two new lines, one in Russia and one in Spain, two of the fastest growing markets.

Our Glass operations have taken on greater significance but we are still regionally focused on Northern Europe. With the acquisitions of Nienburger Glas in November 2002 and Lüner Glas in February 2003 we now have 12 glassworks, seven of them in Germany, the largest glass market in Europe. The industry in Germany is now relatively well consolidated with the top three having some 75% of the market. We have observed the glass industry in the United States making very reasonable returns and we remain positive that we will be able to achieve similar levels in Europe.



"Achieving leadership positions in our chosen markets is of key strategic importance"



HOW HAS PLASTIC PACKAGING CONTRIBUTED?

Plastic Packaging is a significant strategic part of our business. Plastics are the fastest growing segment of the packaging market and it is important for us to have a base from which to grow. In line with our strategy, we have leading positions in our chosen segments. We are one of only two global manufacturers in Beauty Packaging, for example. This is an increasingly important consideration for our international customers who are looking for the same products and standards of manufacturing on a global basis.

GROWTH RATES OF CONSUMER PACKAGING END MARKETS 1993-2001


AVERAGE
BEAUTY
HEALTHCARE
BEVERAGES
FOOD
OTHER
0%
2%
4%
6%

2002 was largely another year of improvement thanks to the turnaround in Plastic Containers and continued progress in Healthcare Flexibles. There was a slower recovery in sales to our Beauty customers who are still feeling the effects of a reduction in demand, especially at the luxury end of the market, and who consequently have also been more cautious in their new product launches. Having said that, our Beauty business seems to have withstood the downturn more resiliently than our competitors. Encouragingly, the US beauty pumps business that we acquired last year has integrated very well at all levels and performed in line with expectations.

CONSUMER PACKAGING ONLY REPRESENTED 25% OF THE FORMER REXAM. WHAT WAS THE INITIAL ATTRACTION?

Consumer Packaging is a large, stable if unspectacular business that has proven largely non cyclical. As you can see from the above table Consumer Packaging markets have grown by about 4% per annum on average between 1993 and 2001. Growth in Food packaging pretty much reflects the average while it has been slightly higher in the Beauty and Healthcare areas and slightly lower in Beverages. It is as well to recall that this period coincides with low raw material price inflation. There has been some volatility but no particular directional trend. As a result, the historic value growth statistics may understate the volume growth rates in packaging.

VALUE OF £300BN CONSUMER PACKAGING MARKET BY SEGMENT



FOOD
BEVERAGE
HEALTHCARE
BEAUTY
OTHER

Changing demographics should have a positive effect on market growth. Populations are growing and becoming more affluent. We are also living longer and there is greater concern for health and appearance. Households are getting smaller and people are looking for convenience as they adapt their living, eating and drinking to a busier life style.









PLASTICS IS THE LARGEST AND FASTEST GROWING MATERIAL SEGMENT OF THE CONSUMER PACKAGING MARKET. WHAT IS REXAM DOING TO CAPTURE THIS GROWTH?

We know from experience and from watching our peers that it is difficult to make money in parts of the plastics business that have been commoditised. We have chosen to be and will continue to be very selective about where we participate in rigid plastics and flexibles. We have largely avoided commodity segments and focused instead on areas where we have some technology edge. As a consequence we may have missed some apparent growth opportunities but we also know that some areas of plastic packaging have not been particulary profitable.

WHERE DO YOU SEE OTHER GROWTH POTENTIAL?

Research shows that there is a clear correlation between a country's packaging consumption and the wealth of its population. It is equally clear that the main driver of packaging consumption is GDP growth and there appears to be no sign of topping out as the population becomes more affluent. With this in mind, we do not envisage entering countries or segments that we do not understand. Geographically, our focus is still very much North America and Europe. We have made some interesting inroads in the last few years to build our presence in Latin America and Asia Pacific. Eastern parts of Europe are developing rapidly and we see great potential there, political and financial risk permitting. A look at Europe at the difference in annual per capita consumption of cans, which ranges from 170 in the UK to 8 in Eastern Europe, indicates the potential. However, it should be added that we are unlikely to see the exceptional 375 per capita level of the US in other countries.


CSD
BEER
100%
80%
60%
40%
20%
0%
75%
85%
37%
49%
1992
2001
1992
2001

The market share of the top ten companies in CSD and Beer in 1992 and 2001. These industries continue to consolidate.

We are well positioned in our chosen segments. I am confident that we have the management team and that we are sufficiently well acquainted with the various materials, end uses and the global dimensions of packaging to be able to exploit the opportunities that are there.

WHAT ABOUT YOUR CUSTOMERS?

Consumer Packaging is a solid industry, full of large, respected global and regional customers, many of whom are appreciably bigger than we are. We serve markets that are already consolidated and are becoming increasingly consolidated. Although the beverage industry may seem relatively fragmented with the top ten companies accounting for just 22% of the market, the table above shows that the segments such as Carbonated Soft Drinks (CSD) and Beer, which are important to Rexam, are more highly consolidated. We also






BECK&CO

know that the top ten customers in our target markets all account for a greater market share than they did a few years ago, and it is a trend that we would expect to continue.

IS CONSOLIDATION AMONG CUSTOMERS FAVOURABLE FOR A SUPPLYING COMPANY LIKE REXAM?

There will invariably be some turbulence on the way through the consolidation process. However, if you emerge as one of the leading suppliers when the process finishes, and we have shown that we can do this, you can establish a mutually beneficial and healthy relationship on a partnership basis. We have found that large customers are keen to forge long term alliances with suppliers of a similar size and stature. Relationship building is a key part of our strategy both with customers and suppliers.

ARE THERE ANY FURTHER PORTFOLIO DIVESTMENTS, OR IS THE PROGRAMME NOW COMPLETE?

The bulk of the work is done. Since arround the time of the ANC acquisition, we have raised approximately £0.8bn from the disposal programme, which has been used to pay down debt. In 2002, we sold the last businesses of our former Coated Films and Papers Sector. That really marked a break with the past. There will always be some fine tuning of our portfolio. Last year we made a number of divestments of peripheral companies that did not fit under the Rexam umbrella and, where necessary, we will sell further companies who are either not key to our future strategy or who only make marginal contributions.

WHAT ABOUT ACQUISITIONS?

We have been very acquisitive in the past and we have shown with the PLM and ANC acquisitions that we can acquire, integrate and create value. We are confident of repeating the performance with our recent glass acquisitions. We see further opportunities for bolt on acquisitions primarily in the European glass industry or in the plastics markets served by Rexam. The Consumer Packaging market is still very fragmented with the top five companies only accounting for 13% of the market. The share placing at the start of 2003 gives us additional financing flexibility and should enable us to fund further bolt on acquisitions during 2003 without necessarily having to turn to equity markets.

IS THERE A RISK TO REXAM'S BUSINESS FROM IMPORTS FROM LOW WAGE COUNTRIES?

Almost 80% of Rexam's business is in beverage packaging, which by nature is very local. It is not normally economically viable to transport beverage cans and glass containers over long distances so, at present, we see little threat from cheaper imports. What is











more, there are high entry barriers to these industries. Manufacturing of some plastic packaging where, for example, labour content is high, can migrate more easily to low cost countries. We made a strategic investment in China for our beauty care products with the acquisition of Der Kwei in 1998. This has given us good knowledge of the conditions there and I am confident that we are well positioned to accommodate any change in industry structure that may take place.

DOES LEGISLATION POSE A THREAT TO THE PACKAGING INDUSTRY?

Packaging is a closely regulated industry and Rexam has demonstrated that it is both ready to adopt and to help implement changes in legislation. However, it would be unreasonable to expect packaging companies to bear the burden of change alone. The introduction of compulsory deposit systems in Scandinavia is one example of stakeholders – retailers, manufacturers and packaging companies – working together with the authorities towards a common goal for the common good. Problems will only arise when environmental legislation is used as a tool to favour a certain type of packaging or to restrict the free flow of goods across borders rather than from a genuine concern for the environment. We believe in the free access to markets and a non discriminatory view of products, materials and packaging systems.

We remain very supportive of recycling and recyclable packaging. A large majority of our ongoing sales are in beverage cans and glass containers, both eminently recyclable packages that can and do achieve high levels of recyclability. We actively participate with retailers and fillers to establish and promote robust and cost effective beverage packaging recovery systems in all regions where we operate.

IN YOUR REVIEW TWO YEARS AGO YOU TALKED ABOUT BECOMING THE E-BUSINESS LEADER. HOW FAR HAVE YOU COME?

We have come a long way but there is still much to do. Probably the greatest strides have been made in our beverage can business where we are using the web to strengthen our relationships with key customers. The launch and roll out of a web based on line ordering system for Coca-Cola Enterprises in the US is a clear demonstration of our intentions and commitment in this area. We will use the knowledge gained from this investment to develop web based relationships with other customers. We also now have a complete electronic catalogue of our products available on our website. It has an impressive hit rate and some of our businesses conduct repeat sales of standard products over the web.









WE READ MUCH OF CORPORATE SOCIAL RESPONSIBILITY. WHAT IS REXAM DOING TO BE A GOOD CORPORATE CITIZEN?

We have strategic initiatives such as metal reduction projects in cans and glass recycling both of which have far reaching consequences for our operations and the environment as a whole. Other projects range from waste and energy minimisation, land restoration, community involvement and local education. Naturally responsibility for the health and safety of our people and the communities in which they work is paramount. Safety is top of the agenda at all plant management meetings and we work consciously to instill a culture of safety. We have standard group wide safety best practice requirements and consistent reporting methods to ensure that we can monitor progress in reducing incidents and accidents year on year. The results of audits carried out in our businesses will be used to produce our first Social and Environmental Report. More details can be found on page 28.

HOW HAVE SHAREHOLDERS BENEFITED UNDER THE CURRENT MANAGEMENT'S STEWARDSHIP?

Our job is to ensure that we are managing for value growth. Whether investors then choose to take advantage of this is up to them. We have produced solid year on year growth in profits, earnings per share and dividends. Rexam was admitted to the FTSE 100 during 2002, which speaks volumes for the work done by the management team. I believe it is also significant that in a bear equity market, the placing at the start of 2003 was oversubscribed.

WHAT LIES AHEAD FOR REXAM?

Our vision is to become the leading global Consumer Packaging Group. Our aim is to grow our business both organically and by acquisition. We will continue to be an industry consolidator, all the time conscious of the needs of our shareholders and bondholders. We will focus on continued margin improvement and work hard to maximise the synergies of our recent acquisitions.

A centrally coordinated Customer Satisfaction survey will help ensure that we remain customer focused, while our Lean Enterprise initiative, which incorporates Six Sigma, will lead us to even greater efficiencies. With The Rexam Way, our Group wide cultural programme, we are making Rexam a better company to do business with and a better place to work. We are also working hard to nurture the talent we have and to attract new talent. All our top managers have completed an intensive leadership assessment programme and we are working through individual development plans. We are now looking to further develop the scope of this programme.

What excites me is that I detect a genuine passion in Rexam for what we have achieved and what we can achieve. Whatever lies ahead it will be challenging, but fun, getting there.









OUR PEOPLE, THEIR SAFETY AND THE ENVIRONMENT

Rexam takes its duties to its employees seriously. We recognise that companies like ours are also increasingly expected to take responsibility for the wider impacts of our business and to demonstrate our commitment to corporate social responsibility. To enable us to do this effectively, we continuously benefit from the views of our customers, suppliers, employees and shareholders together with other stakeholders such as relevant non-governmental organisations, the communities neighbouring our sites and the public at large. A great deal of work is already underway to meet the expectations that such stakeholders may have on our business and some of this is mentioned below. We are in the process of producing our first external Social and Environmental Report, which will be available to all shareholders. The report will give a more detailed overview of Rexam's aspirations, activities and achievements to date and outline the next steps that we intend to take to ensure that such activities are managed in the same structured fashion that we have adopted in the management of our operations.

THE LAUNCH OF THE REXAM WAY

Rexam employs some 21,000 people in around 20 countries in the Americas, Europe and Asia. There is huge potential in such cultural diversity and it is important that we harness it and turn it to our advantage. We believe that a strong corporate culture is a key component as we develop as a world class business. To capture this diversity and to provide a common framework for all our strategic initiatives, during 2002 we launched "The Rexam Way". It covers the way we work and behave towards each other, and the way we develop, implement and manage various projects and programmes. It also determines the way we act towards customers, shareholders and other stakeholders. It is based on a set of four core values – Continuous Improvement, Teamwork, Trust and Recognition – that form the foundation of all that we do, and which we consider key to driving our company forward.

The Rexam Way was rolled out to all employees in all businesses early in 2002. Subsequent focus groups and workshops have enabled each Sector and business to identify the gaps that need bridging in order to turn our aspirational values into reality. Feedback shows that there were a number of Sector and site specific issues, and change programmes are now being put in place to address these.

"We believe that a strong corporate culture is a key component in developing a world class business"




REXN

As can be expected there were a number of issues such as internal communications, consistency of behaviour in relation to the core values and general management skills that were common to all Sectors. As a result we have introduced three centrally coordinated programmes specifically aimed at these issues. The Rexam Way 360° assessment programme gives managers an opportunity to see how they live up to the core values and how, where necessary, they can adjust their behaviour accordingly. Sector management teams have already completed the assessment and it is planned to roll it out to other management positions across the Group.

A programme that addresses the fundamentals of motivation, the way in which trust is built, and how people work together, is in the pipeline. Its objective is to improve managers' awareness of and ability to deal with the softer side of managing. It will be piloted with key managers representing all Sectors.

We have also introduced a common team meeting process to structure internal communications in all businesses. The meetings will provide an update of what is happening across Rexam and give everyone the opportunity to raise issues and ask questions about what is important to their work and their understanding of the Group. The aim is to ensure consistency and coherency of message, engage people in the business, develop understanding and trust, and to share best practice across Rexam. New dedicated internal communications teams are already at work within the Sectors. We intend to run a further employee survey in early 2004 to assess how we are progressing in making The Rexam Way a part of our everyday life.

WEB BASED INTERNAL RECRUITMENT INTRODUCED

Rexam has regular programmes for in-service education and training. The aim of our global proprietary Horizon Program is to recruit, develop and retain the best people available. To further ensure that we retain our best talent, we introduced a new web based internal recruitment system during 2002. It not only offers internal development opportunities to our employees and enables them to diversify into new areas, it also reduces the cost of recruitment and supports the integration of our various businesses.

PROTECTING OUR PEOPLE AND THE ENVIRONMENT

The Rexam Way strengthens our commitment to demonstrate concern for the health and safety of our employees and the protection of the environment. Our goal is to ensure a safe working environment, which benefits employees, customers, shareholders and the communities around us, in every country in which we operate. We believe that good risk management practices not only protect such

REXAM EMPLOYEES AROUND THE WORLD 2002



- North America
- Continental Europe
- UK and Ireland
- South East Asia
- Scandinavia
- Central and South America

ENVIRONMENTAL MANAGEMENT* (%)


100
80
60
40
20
0
LEADERSHIP
EMPLOYEES
AUDIT

The degree to which companies understand and manage their environmental impacts and where appropriate make environmental issues an integral part of their strategy

ENVIRONMENTAL PERFORMANCE* (%)


100
80
60
40
20
0
ENERGY
TRANSPORT
SOLID WASTE

The extent to which companies measure their global environmental impacts and set specific targets to reduce them.

Rexam Sector Overall

* Results of the 7th UK Business in The Environment index of corporate environmental engagement which benchmarked Rexam against peers and overall participants.



stakeholders and the environment, they also make a positive contribution to the success of our business.



As a Group we made considerable progress during 2002 with all our locations worldwide adopting measurable global audit programmes for health, safety, fire, property protection and environmental risks. These externally verified audit systems assessed each operation's ability to identify, measure, reduce, control and review all significant physical risks embracing the spirit of The Rexam Way programme. All our businesses have adopted a single web based system for reporting the Group's key health, safety and environmental performance indicators. Each is required to set clear targets for improvement and time scales within which the targets should be met.



Rexam has always recognised the responsibilities we have in this area. How this responsibility is carried out is of increasing importance to our shareholders and our customers. The key findings from the global audit programmes will form part of our Social and Environmental Report.

PACKAGING AND THE ENVIRONMENT



Our aim is to balance consumers' expectations regarding the functionality of a piece of packaging with its environmental impact. The use of resources, raw materials and energy in a packaging system is ultimately about finding the right balance between the resources needed in packaging and the potential savings to be made in the distribution system as well as the avoidance of product loss and damage. Our environmental management increasingly involves a holistic approach, from supply of raw material to disposal and recycling of products after they have been used. We encourage a high level of knowledge within the Group to actively support environmental consideration in the design, development and manufacturing of packaging.



As a Group we actively promote the recycling of packaging material, especially when non-renewable materials are involved. We believe that a balance needs to be struck between the economic and environmental benefits of recycling. Recycling contributes to the conservation of raw materials and is a viable operation as long as the resources saved by the recycling activity are greater than the resources needed in the recycling operation itself and the emissions into the environment are kept to a minimum. Our policy is to participate in the establishment of efficient recycling activities in markets where we are present. Our objective is to do this in close co-operation with our raw material suppliers, customers, retailers and local authorities. We are also active in promoting public understanding of the value of recycling through educational programmes and information to consumers.





DIRECTORS AND OFFICERS








REXAM
REXAM
GLASS
REXAM GLASS NIENBURG











The photos were taken when the Board visited the glassworks in Nienburger, *Germany in mid* December 2002, twelve days after the acquisition was completed.







		6		
1	3		8	
2	4		9	11
	5	7	10	

1 Jeremy Lancaster
2 John Warren
3 Yves Dominioni
4 Lars Emilson
5 David Gibson
6 Rolf Börjesson
7 Francis Labbé
8 Michael Hartnall
9 Michael Buzzacott
10 David Tucker
11 Graham Chipchase (joined the Board in February 2003)



CHAIRMAN

Jeremy Lancaster (67)
Appointed to the Board on 10 January 1996 and as non executive Chairman on 16 May 1996. He is currently a non executive director of TR European Growth Trust PLC. He was Chairman and Chief Executive of Wolseley plc for twenty years and non executive Chairman of Hepworth PLC for four years.

DEPUTY CHAIRMAN

John Warren (49)
Appointed to the Board on 18 March 1994 and as non executive Deputy Chairman on 1 January 1999. He will retire from office at the Annual General Meeting 2003. He is Group Finance Director of WHSmith PLC and was formerly Group Finance Director of United Biscuits (Holdings) plc.

EXECUTIVE DIRECTORS

Rolf Börjesson (60)*
Appointed to the Board on 10 January 1996 and as Chief Executive and Managing Director on 1 July 1996. Prior to joining Rexam, he was Chief Executive of PLM AB. He is currently a non executive director of Invensys plc, Midway Holding AB and Copenhagen Airports A/S.

Graham Chipchase (40)*
Appointed to the Board on 10 February 2003 and succeeds Michael Hartnall as Finance Director on 10 March 2003. He started his career with Coopers & Lybrand, and joined The BOC Group plc as Corporate Finance Manager in 1990. He held various positions within Financial Planning and Analysis in both BOC's US and European subsidiaries and was appointed Group Controller in 1999 and then Director of Planning and Financial Control the following year. Prior to joining Rexam he was Finance Director of GKN plc's Aerospace Services business.

Yves Dominioni (56)*
Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Closures Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Lars Emilson (61)*
Appointed to the Board on 21 October 1999 and is Group director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation.

Michael Hartnall (60)*
Appointed to the Board as Finance Director on 31 July 1987 and will retire from office at the Annual General Meeting 2003. Prior to joining Rexam, he was Managing Director of Mayhew Foods plc. He is currently a non executive director of Elementis plc and Focus Wickes plc.

Francis Labbé (49)*
Appointed to the Board on 29 September 2000 as Group director with overall responsibility for Glass and Plastic Packaging as well as Marketing, Lean Enterprise and Supply Chain. Prior to joining Rexam he was Executive Vice President for the Food, Aerosols and Speciality Packaging businesses of CarnaudMetalbox.

COMPANY SECRETARY

David Gibson (40)*

NON EXECUTIVE DIRECTORS

The Board considers that the Chairman, the Deputy Chairman and the other non executive directors are independent.

Michael Buzzacott (55)
Appointed to the Board on 17 May 2000. He joined BP in 1969 and has held various senior positions. He is currently Group Vice President, Chemicals, with special responsibility for Europe and the Middle East. He is also a board member of CEFIC (the European Chemicals Industry Federation).

David Tucker (63)
Appointed to the Board on 22 May 1997. Other appointments include Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc. He is a also a director of Wolseley Pension Trustees Limited and a trustee of the Mineworkers' Pension Scheme.

SECTORS

David Anderson*
Responsible for the Glass Sector since July 2000.

William Barker*
Responsible for the Beverage Can Americas Sector since August 2001.

Harry Barto*
Responsible for the Plastic Containers Sector since January 2002.

Michael Herdman*
Responsible for the Beverage Can Europe & Asia Sector since July 2000 and will retire in April 2003.

Anthony MacLaurin*
Responsible for the Healthcare Flexibles Sector since February 2001.

Tomas Sjölin*
Assumes responsibility for the Beverage Can Europe & Asia Sector in April 2003 on the retirement of Michael Herdman.

CORPORATE

Nick Bird Group Marketing

Chris Bowmer Treasury

Stuart Bull Group Financial Control

Per Erlandsson* Corporate Communications

David Gibson Legal

Graham Gillespie Group IT

Rudolph Kalveks* Corporate Development

Anders Linde External Environmental Affairs

Peter Moxom* Human Resources

Adeena Thomas Risk Management

*a member of the Group Management Committee


REXAM
REXAM
REXAM



"A year of continued profitable growth"





SUMMARY FINANCIAL STATEMENT

INDEPENDENT AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REXAM PLC

We have examined the Group's Summary Financial Statement for the year ended 31 December 2002.

This report is made solely to the Company's shareholders, as a body, in accordance with section 251 of the Companies Act 1985. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's Shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts, Directors' Report and Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the Summary Financial Statement is consistent with the full Annual Accounts, Directors' Report and Remuneration Report of Rexam PLC for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London
6 March 2003

SUMMARY REPORT OF THE DIRECTORS

The directors present the Summary Financial Statement for the year ended 31 December 2002. The full Report of the Directors can be found on pages 58 to 60 in the Annual Accounts 2002.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information can be found in the preceding pages of the Annual Review.

2002 RESULTS

The consolidated loss before tax for the year ended 31 December 2002 was £39m. After charging tax and providing for minority interests and non equity dividends, the net loss attributable to ordinary shareholders was £126m. Equity dividends paid and proposed for the year amounted to £74m.

DIVIDENDS

The directors are proposing a final dividend of 9.7p per ordinary share which, subject to shareholder approval, will be paid on 4 June 2003 to shareholders on the register at 9 May 2003. When taken with the interim dividend of 7.0p per ordinary share paid to eligible shareholders on 6 November 2002, this makes a total dividend of 16.7p per ordinary share for the year ended 31 December 2002 (2001: 15.9p).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2001 Report of the Directors confirmed completion of the acquisition on 22 January 2002 of the Risdon-AMS US beauty pumps business based in Thomaston, Connecticut, from Crown Cork & Seal for a cash consideration of £72m.

On 14 October 2002 the Group announced that agreement had been reached with Interbrew SA/NV to acquire Nienburger Glas GmbH, a glass container manufacturer in Germany. Following regulatory approval, the acquisition completed on 29 November 2002 for £65m, subject to finalising net asset and other adjustments. The acquisition of a second German glass container manufacturer, Lüner Glashüttenwerke GmbH, from family shareholders, was announced on 8 January 2003. The consideration was £33m and the acquisition completed on 18 February 2003 following regulatory approval. The Group part financed these two glass container acquisitions through a placing of 21.57m new ordinary shares in January 2003 that raised £86m before expenses.

Disposals

On 18 March 2002 the Group announced the disposal of two UK based food flexibles businesses at Ledbury and Thetford to Amcor Flexibles UK Limited for a consideration of £10m. The disposal was completed on 31 March 2002 following receipt of regulatory approval.

The sale of the Image Products business within the former Coated Films and Papers Sector to Sun Capital, a US private investment firm, was announced on 5 April 2002 and, following regulatory approval, completed on 17 June 2002. The consideration for the disposal was £32m of which £17m is in the form of deferred consideration. The Weatherable Films business in Lancaster, South Carolina, was sold to Soliant LLC on 13 August 2002 for a consideration of £3m of which £2m is in the form of deferred consideration. This sale marked the completion of the disposal of Rexam's coated films and papers businesses.

The sale of the two Danish plastic containers businesses based at Holmia and Langeskov to Polimoon Holding of Denmark completed on 28 June 2002 and 2 August 2002 respectively for £7m, subject to net asset and other adjustments.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 31.

Graham Chipchase was appointed an executive director on 10 February 2003 and succeeds Michael Hartnall as Finance Director on 10 March 2003. Michael Hartnall, who has been Finance Director since July 1987 will retire as a director at the Annual General Meeting 2003. John Warren, Deputy Chairman, is also to retire from office at the Annual General Meeting 2003 as he has served as a non executive director for three terms of office.

Graham Chipchase and Lars Emilson, executive Group director with responsibility for Beverage Cans, are to retire at the Annual General Meeting 2003 and offer themselves for election and re-election respectively.

A summary of the Remuneration Report containing details of the directors' remuneration and benefits is given on pages 35 to 37.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report on pages 61 to 64 and in the Remuneration Report on pages 65 to 75 of the Annual Accounts 2002, the Company has complied throughout the year with the provisions of the Combined Code which forms part of the Listing Rules of the UK Listing Authority.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 15 May 2003 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

The Report of the Auditors on the financial statements of the Group for the year ended 31 December 2002 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Following a review of Rexam's auditors, details of which can be found in the Corporate Governance Report on page 63, Ernst & Young LLP will resign as the Company's auditors at the Annual General Meeting 2003. It will be proposed that PricewaterhouseCoopers LLP be appointed as the Company's auditors from the conclusion of the Annual General Meeting on 15 May 2003 until the conclusion of the Annual General Meeting in 2004. A resolution to this effect will be proposed at the Annual General Meeting 2003.

On behalf of the Board
David Gibson
Company Secretary
6 March 2003

SUMMARY REMUNERATION REPORT

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, pensions, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report on pages 65 to 75 of the Annual Accounts 2002. The Remuneration Report is approved by the Board and signed by the Company Secretary on behalf of the Board.

REMUNERATION POLICY

The policy of the Committee during the year under review, 2003 and for future financial years to the extent reasonably foreseeable, is that:

i executive directors should be paid a basic salary at around median market level;

ii in addition to basic salary, there should be short and long term incentive arrangements; and

iii the remuneration of the Chairman and non executive directors should be determined having regard to the time spent on Rexam's behalf.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. An increasing share of an executive director's remuneration package is performance related with a high percentage based on long term performance related incentives. Based on Rexam achieving its annual budget expectations, the potential value of elements of the remuneration package is estimated to be:

FIXED	PERFORMANCE RELATED	
BASE SALARY 45%	SHORT TERM BONUS 22%	LONG TERM SHARE INCENTIVES 33%

Inevitably the monetary value attached to performance related incentives cannot be accurately quantified until such time as the incentives crystallise, and is dependent upon the realisation of performance targets and, for share based incentives, the opportunity to exercise share options. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives. If the respective performance targets are not achieved, then the incentive has no value.

The Committee considers that the four key components of executive directors' remuneration are basic salary, short term incentives, long term share incentives and pensions, all of which are discussed in more detail in the full Remuneration Report in the Annual Accounts 2002.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The executive directors participate in both schemes as the Committee believes it is beneficial for them to align their interests with those of the shareholders, and also to participate in the same option schemes as other senior managers. Eligible executive directors can also participate in the all employee UK Savings Related Share Option Scheme.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997.

To enable shareholders to assess Rexam's performance on the London Stock Exchange, the cumulative TSR for the five year period ended 31 December 2002 is shown in the graph below. Rexam has recently re-joined the FTSE 100 and is included within the diversified Support Services sector. Therefore the FTSE 100 is regarded by Rexam as the best broad equity market index for general performance comparison purposes.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN


Total return indices – Rexam and FTSE 100
200
150
100
50
1997
1998
1999
2000
2001
2002
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

Long Term Incentive Scheme

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share price figures of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in Rexam ordinary shares with the TSR that would have been obtained by investing in each of the companies comprising the comparator group. It is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of the period. Dividends are treated as cash receipts and fund raisings as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives, and the shareholders, are closely aligned.

The Committee reviews the performance conditions and comparator group annually.

1999 and 2000 Grant
The options under these grants have vested.

2001 Grant
If Rexam's TSR is at least equal to the median of the comparator group, 8% of the award will vest. At or above the twenty fifth percentile, 33% of the award will vest, 66% will vest at or above the tenth percentile and 100% will vest at or above the fifth percentile. The comparator group is made up of 48 London quoted industrial companies.

2002 Grant
The vesting levels for the 2002 grants are the same as for the 2001 grants but Rexam's performance is measured against an international industrial comparator group of 41 companies listed on a number of the world's major stock exchanges at the beginning of the measurement period.

2003 Grant
It is intended that the 2003 options will be granted on the same basis and with the same vesting rates as the 2002 grants and will be measured against the same comparator group.

Executive Share Option Schemes

The options granted under the Executive Share Option Scheme 1984, which expired in 1994, were not subject to performance conditions.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999 the performance target has been based on economic profit growth. This performance measurement was chosen because the Committee considers it to be more testing than earnings per share and a good way of measuring growth after accounting for the cost of capital. Economic profit is the Group's operating profit less a capital charge on net assets. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum.

It is intended that the 2003 options will be granted on the same basis as in 2002.

Savings Related Share Option Schemes

The Savings Related Share Option Schemes in the UK and Ireland are not subject to performance conditions since they are all employee schemes and all eligible employees participate on the same terms.

The aggregate gain on the exercise of current executive directors' share options during 2002 was £5.4m (2001: £0.8m).

CONTRACTS OF EMPLOYMENT

The Company's policy in relation to the duration of contracts for executive directors is that these continue until the director's contractual retirement date (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

On appointment, UK based executive directors have a contract terminable on two years' notice or one years' notice if given by the director. At the end of the first year of appointment, the contract then becomes terminable on one years' notice by either party. In the case of non UK based executive directors, the policy is to employ on the basis of usual practice in their country of domicile. The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without any payments of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract in breach of the notice requirement, it will pay an amount in lieu of notice monthly until the earlier of the director commencing in a new position and the notice period expiring. Pensionable service accrues during the period of notice. If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. Any share based rights granted to an executive director will be determined, in accordance with the rules of the appropriate scheme, at the discretion of the Committee.

Non executive directors are appointed for an initial three year term, renewable thereafter at the discretion of the Board for a maximum of two further three year terms. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

DIRECTORS' EMOLUMENTS

The remuneration of the Chairman and executive directors, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

	2002 Fees/salary £000	2002 Pension supplement £000	2002 Bonus £000	2002 Benefits £000	2002 Total £000	2001 Fees/salary £000	2001 Pension supplement £000	2001 Bonus £000	2001 Benefits £000	2001 Total £000
Rolf Börjesson	626	313	501	25	1,465	600	297	390	22	1,309
Michael Buzzacott	35	–	–	–	35	30	–	–	–	30
Yves Dominioni	230	71	116	12	429	215	58	142	5	420
Lars Emilson	415	–	305	45	765	384	–	239	6	629
Michael Hartnall	400	–	147	5	552	375	–	113	3	491
Francis Labbé	429	104	258	28	819	335	95	226	1	657
Jeremy Lancaster	180	–	–	–	180	140	–	–	–	140
David Tucker	35	–	–	–	35	30	–	–	–	30
John Warren	35	–	–	–	35	30	–	–	–	30
	2,385	488	1,327	115	4,315	2,139	450	1,110	37	3,736

Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. The housing and living allowances are included in the salaries disclosed above but are excluded for the purpose of calculating pension or incentive entitlements.

The pension supplements paid to Rolf Börjesson, Yves Dominioni and Francis Labbé are for personal pension and life assurance benefits. The pension supplements are determined according to an age related scale ranging from 40-65% of basic salary in excess of the Inland Revenue earnings cap. Total pension contributions paid during the year in respect of defined contribution schemes for executive directors amounted to £69,000 (2001: £61,000) and are not included in the above table. Details of the four executive directors who were members of the defined benefit pension arrangements during the year, and the three executive directors who were members of the defined contribution schemes during the year can be found on page 72 of the Remuneration Report in the Annual Accounts 2002.

The value of benefits received relates mainly to relocation expenses, provision of a car and medical cover.

No expense allowances were paid to directors nor were any termination payments made during the year.

Details of long term share incentives can be found on pages 73 to 75 of the Remuneration Report in the Annual Accounts 2002.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2001:£12,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

On behalf of the Board
David Gibson
Company Secretary
6 March 2003

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2002 £m	2001 Restated £m
Turnover		
Continuing operations	3,072	3,113
Discontinued operations	88	375
	3,160	3,488
Turnover of associates	(74)	(101)
	3,086	3,387
Continuing operations	355	312
Discontinued operations	2	21
Operating profit before goodwill amortisation and exceptional items	357	333
Goodwill amortisation	(68)	(67)
Exceptional items – charged to operating profit	-	(102)
Operating profit	289	164
Exceptional items – loss on fixed assets	(2)	–
Exceptional items – disposals of businesses	(208)	180
Profit on ordinary activities before interest and financing items	79	344
Interest	(83)	(115)
Exceptional financing item	(35)	–
Profit/(loss) on ordinary activities before tax		
Before goodwill amortisation and exceptional items	274	218
Goodwill amortisation	(68)	(67)
Exceptional items	(245)	78
	(39)	229
Tax		
Before exceptional items	(78)	(68)
Exceptional items	(2)	–
	(80)	(68)
Profit/(loss) on ordinary activities after tax		
Before goodwill amortisation and exceptional items	196	150
Goodwill amortisation	(68)	(67)
Exceptional items	(247)	78
	(119)	161
Equity minority interests	(2)	(3)
(Loss)/profit for the financial year	(121)	158
Dividends on non equity shares	(5)	(5)
Ordinary dividends on equity shares	(74)	(65)
Retained (loss)/profit for the financial year	(200)	88
Basic earnings/(loss) per ordinary share (pence)		
Before goodwill amortisation and exceptional items	44.1	36.1
Including goodwill amortisation and exceptional items	(29.4)	38.9
Diluted earnings/(loss) per ordinary share (pence)		
Before goodwill amortisation and exceptional items	42.0	34.8
Including goodwill amortisation and exceptional items	(29.4)	37.4

The summary consolidated profit and loss account for 2001 has been restated for FRS19 "Deferred Tax" and to reflect the discontinuance of Image Products, Combibloc, High Performance Flexibles and Metallising Australia.

SUMMARY CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	2002 £m	2001 Restated £m
Fixed assets	2,349	2,390
Current assets	1,313	1,413
Creditors falling due within one year	(749)	(1,431)
Net current assets/(liabilities)	564	(18)
Total assets less current liabilities	2,913	2,372
Creditors falling due after one year	(1,427)	(822)
Provisions for liabilities and charges	(509)	(512)
	977	1,038
Capital and reserves	968	1,013
Equity minority interests	9	25
	977	1,038

The summary consolidated balance sheet for 2001 has been restated for FRS19 "Deferred Tax".

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS FOR THE YEAR ENDED 31 DECEMBER

	2002 £m	2001 £m
Operating profit	289	164
Depreciation	148	164
Impairment of fixed assets	1	73
Goodwill amortisation	68	67
Non cash element of retirement benefits	(41)	(34)
Tax paid	(28)	(38)
Net interest paid	(64)	(119)
Other movements	(19)	(12)
Cash flow from operations	354	265
Change in working capital	(13)	101
Capital expenditure (net)	(164)	(166)
Free cash flow	177	200
Equity dividends paid to ordinary shareholders	(70)	(60)
Business cash flow	107	140
Acquisitions excluding exceptional financing item	(142)	(55)
Exceptional financing item	(35)	-
Disposals	56	517
Cash flow	(14)	602
Currency fluctuations	15	(19)
Share capital changes	12	116
Amortisation of financing fees	(7)	-
Net borrowings at 1 January	(1,361)	(2,060)
Net borrowings at 31 December	(1,355)	(1,361)

This Summary Financial Statement was approved by the Board on 6 March 2003.

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

TEN YEAR SUMMARY

		2002 £m	2001 £m	2000 £m	1999 £m
Consolidated profit and loss account					
Continuing operations		3,072	3,113	1,986	1,277
Discontinued operations		88	375	798	1,112
Group turnover		3,160	3,488	2,784	2,389
Continuing operations		355	312	194	133
Discontinued operations		2	21	84	103
Operating profit before goodwill amortisation and exceptional items		357	333	278	236
Goodwill amortisation		(68)	(67)	(33)	(16)
Exceptional items		(210)	78	(96)	7
Interest and exceptional financing item		(118)	(115)	(89)	(40)
(Loss)/profit before tax		(39)	229	60	187
Tax		(80)	(68)	(47)	(53)
(Loss)/profit after tax		(119)	161	13	134
Equity minority interests		(2)	(3)	(3)	(2)
(Loss)/profit for the financial year		(121)	158	10	132
Consolidated balance sheet					
Fixed assets		2,349	2,390	2,686	1,153
Other (liabilities)/assets (net)		(17)	9	57	139
Net assets		2,332	2,399	2,743	1,292
Capital and reserves		968	1,013	661	667
Equity minority interests		9	25	22	19
Equity		977	1,038	683	686
Net borrowings		1,355	1,361	2,060	606
Capital employed		2,332	2,399	2,743	1,292
Statistics					
Return on sales:					
Before goodwill amortisation and exceptional items	%	11.3	9.5	10.0	9.9
Basic earnings per ordinary share:					
Before goodwill amortisation and exceptional items	p	44.1	36.1	33.9	32.2
Including goodwill amortisation and exceptional items	p	(29.4)	38.9	1.3	31.9
Dividends per ordinary share	p	16.7	15.9	15.1	14.8
Interest cover	Times	4	3	4	6
Capital expenditure	£m	173	180	161	155
Gearing	%	139	131	302	88
Average number of employees	Number	20,600	23,000	23,800	26,200

2001 has been restated for FRS19 "Deferred Tax".

1998 £m	1997 £m	1996 £m	1995 £m	1994 £m	1993 £m
519	484	519	458	398	374
1,404	1,561	1,860	1,993	1,980	1,761
1,923	2,045	2,379	2,451	2,378	2,135
64	54	46	45	45	30
131	144	142	152	194	173
195	198	188	197	239	203
(2)	–	–	–	–	–
1	(10)	(359)	5	(5)	10
(9)	(8)	(18)	(12)	(8)	(1)
185	180	(189)	190	226	212
(62)	(56)	(48)	(47)	(64)	(68)
123	124	(237)	143	162	144
(1)	(1)	–	(1)	(1)	(2)
122	123	(237)	142	161	142
892	679	790	898	945	839
42	68	15	147	85	43
934	747	805	1,045	1,030	882
475	673	636	680	623	611
13	10	9	10	8	9
488	683	645	690	631	620
446	64	160	355	399	262
934	747	805	1,045	1,030	882
10.1	9.7	7.9	8.0	10.1	9.5
25.1	24.6	22.4	24.9	31.2	28.0
23.9	23.0	(48.5)	26.9	30.7	28.2
14.3	14.5	14.1	14.1	13.8	12.6
22	25	10	16	30	203
117	109	144	189	169	117
91	9	25	51	63	42
22,700	21,700	24,900	26,500	27,500	26,100

SHAREHOLDER INFORMATION

CORPORATE AND REGISTERED ADDRESS

Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone +44 (0)20 7227 4100. Fax +44 (0)20 7227 4109.

STOCK EXCHANGE LISTING

The Company's ordinary and preference shares are listed with the UK Listing Authority and admitted to trading on the London Stock Exchange, being classified under the FTSE Support Services sector. Details of the share price can be found on the Rexam web site, www.rexam.com, or in the daily press.

REXAM WEB SITE

Please visit our web site www.rexam.com where you will discover a greater insight into the world of Rexam and the world of consumer packaging together with financial information and useful links to the Group's businesses.

REPORT AND ACCOUNTS

Please refer to page 1 of this Annual Review for details of how to request the full Annual Report. Alternatively, the 2002 Annual Report can be viewed and requested on the Rexam web site.

REGISTRAR

If you have any enquiries about your shareholding in Rexam PLC, wish to advise a change of address, or set up or amend an instruction to have your dividends paid directly to your bank or building society account, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA United Kingdom. Telephone +44 (0)870 241 3931. The dividend mandate form can also be downloaded from the Rexam web site.

Lloyds TSB Registrars provide on line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details, or download dividend mandate or dividend reinvestment forms. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

SHAREHOLDER ENQUIRIES

For general enquiries please contact the Company Secretary's department at Rexam PLC, details as above. Alternatively, send your enquiry via the Rexam web site or email investor.relations@rexam.com.

AMERICAN DEPOSITARY RECEIPTS (ADRs)

Rexam has an ADR programme for which JPMorgan Chase Bank acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA.
Telephone +1 781 575 4328 or 1 800 428 4237 (toll free within the US). Web site www.adr.com/shareholder.

DIVIDENDS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2002	7.0	09.10.02	11.10.02	06.11.02
Final 2002	9.7	07.05.03	09.05.03	04.06.03
Preference shares	3.875	11.09.02	13.09.02	30.09.02
	3.875	12.03.03	14.03.03	31.03.03

DIVIDEND REINVESTMENT PLAN

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investor Relations pages on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars, address as above.

The last date for receipt of instructions relating to the reinvestment of dividends for the Final 2002 dividend is 13 May 2003.

CAPITAL GAINS TAX

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October 1998 were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

As a result of the reorganisation, holders of ordinary shares were entitled to 7 new ordinary shares and 4.23 B shares for every 9 existing ordinary shares. Holders of preference shares were entitled to 7 new preference shares and 2.30 B shares for every 9 existing preference shares. All emaining B shares were redeemed on 30 September 2000 at their nominal value of £1 per share.

SHARE DEALING SERVICE

f you do not have a share dealing facility, Rexam has a low cost share dealing service arranged by Hoare Govett Limited for ordinary and preference shareholders. If you require further information please contact he Low Cost Share Dealing Department at Hoare Govett Limited, 250 ishopsgate, London EC2M 4AA United Kingdom.
elephone +44 (0)20 7678 8300. This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial ervices Authority.

HAREGIFT

you have a small number of shares that you no longer want and whose alue makes it uneconomic to sell, you may wish to consider donating them charity through Sharegift, an independent charity share donation scheme. share transfer form can be obtained from Lloyds TSB Registrars or the ompany Secretary's Department at Rexam PLC. Further information is vailable from www.sharegift.org or telephone +44 (0)20 7337 0501.

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Following the merger between Halifax and Bank of Scotland, Halifax Share Dealing Limited administers the existing Rexam PEP's and offers an ISA for Rexam shares to all UK residents. Further information is available from Halifax Share Dealing PEP and ISA Department, Trinity Road, Halifax, West Yorkshire HX1 2RG United Kingdom.
Telephone 0870 600 99666. Halifax Share Dealing Limited is authorised and regulated by the Financial Services Authority.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 6 March 2003

	Holdings number	%	Share number	%
Category				
Individuals	16,195	77	18,278,522	4
Insurance companies and pension funds	11	1	4,462,608	1
Banks and nominees	4,231	20	425,124,375	93
Other corporate holders	437	2	9,718,984	2
	20,874	100	457,584,489	100
Size of holdings				
Up to 2,000 shares	16,421	79	11,238,973	2
2,001 – 20,000 shares	3,612	17	17,218,470	4
20,001 – 100,000 shares	457	2	21,408,233	5
Over 100,000 shares	384	2	407,718,813	89
	20,874	100	457,584,489	100

ADDRESSES

HEAD OFFICE

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

MAIN SERVICE CENTRES

USA
Rexam Inc
4201 Congress Street
Suite 340
Charlotte
NC 28209
USA
Tel +1 704 551 1500
Fax +1 704 551 1572

ASIA
Rexam Asia Limited
Room 1211-1220
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong
Tel +852 2291 7000
Fax +852 2802 1768

SECTOR HEADQUARTERS

Rexam Beverage Can Americas
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 3354

Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 712593

Rexam Beauty & Closures
4 Rue Diderot
Suresnes (Paris) 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Healthcare Flexibles
1919 S Butterfield Road
Mundelein IL 60060 9735
USA
Tel +1 847 362 9000
Fax +1 847 918 4665

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304

REXAM WEB ADDRESS

www.rexam.com

Produced by Rexam Designed by dowell//stubbs
Photography by Gunnar Nydrén, Lars Lydig, Håkan Bengtsson, Klas Westman, Stephen Hyde, Quantum Photography and Rexam Printed in Sweden by Duro Grafiska

REXAM




BEER




pro-



REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

REXAM

LEADING THE WAY IN CONSUMER PACKAGING

ANNUAL REVIEW 2002


KAIA
de
natura
feminino


LAGER




BREEZER
BACARDI



CONTENTS





THE REXAM YEAR AT A GLANCE

	2002 £m	2001 £m	Change %
Sales	**3,160**	3,488	–9
Operating profit*	**357**	333	+7
Profit before tax*	**274**	218	+26
Free cash flow	**177**	200	–12
	pence	pence	%
Basic earnings per ordinary share*	**44.1**	36.1**	+22
Dividends per ordinary share	**16.7**	15.9	+5



* Before goodwill amortisation and exceptional items

** Restated for FRS19 "Deferred Tax"



K
h

FINANCIAL CALENDAR 2003



6 March	Announcement of 2002 Final Results
7 May	Ex-dividend date for 2002 final dividend on Ordinary Shares
9 May	Record date for 2002 final dividend on Ordinary Shares
15 May	Annual General Meeting
4 June	Payment date for 2002 final dividend on Ordinary Shares
28 August	Announcement of 2003 Interim Results
4 November	Proposed payment date for 2003 interim dividend on Ordinary Shares
31 December	Financial year end



The Annual Review 2002, incorporating the Summary Financial Statement, does not contain sufficient information to allow for a full understanding of the results of the Group or the state of the affairs of the Company and of the Group. The Annual Review 2002 together with this publication comprise the full Annual Report.

Shareholders who have received the full Annual Report, but wish to receive only the Annual Review in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK. Telephone +44 (0)870 241 3931.





HOW WE PERFORMED IN 2002

BY BUSINESS

○ BEVERAGE PACKAGING
○ PLASTIC PACKAGING

SALES
CONSUMER PACKAGING 2002



OPERATING PROFIT
CONSUMER PACKAGING 2002



	Sales by business		Operating profit by business**	
	2002 £m	2001 £m	2002 £m	2001 £m
Beverage Packaging	**2,375**	2,306	**262**	214
Plastic Packaging	**652**	638	**50**	48
Consumer Packaging	**3,027**	2,944	**312**	262
Retirement benefits credit	**-**	–	**37**	33
Ongoing operations	**3,027**	2,944	**349**	295
Disposals and businesses for sale	**45**	169	**6**	17
Continuing operations	**3,072**	3,113	**355**	312
Discontinued operations	**88**	375	**2**	21
	3,160	3,488	**357**	333

BY REGION

● UK AND IRELAND
○ CONTINENTAL EUROPE
○ THE AMERICAS
○ REST OF THE WORLD

SALES
CONTINUING OPERATIONS 2002



OPERATING PROFIT*
CONTINUING OPERATIONS 2002



	Sales by region		Operating profit by region**	
	2002 £m	2001 £m	2002 £m	2001 £m
United Kingdom and Ireland	**399**	459	**42**	49
Continental Europe	**1,159**	1,086	**127**	120
The Americas	**1,400**	1,427	**138**	102
Rest of the world	**114**	141	**11**	8
Retirement benefits credit	**-**	–	**37**	33
Continuing operations	**3,072**	3,113	**355**	312
Discontinued operations	**88**	375	**2**	21
	3,160	3,488	**357**	333

* Excluding retirement benefits credit
** Before goodwill amortisation and exceptional items

OPERATING AND FINANCIAL REVIEW

STRATEGY

During the past three years Rexam has completed its strategy to become a focused Consumer Packaging group. The acquisition of PLM in 1999 and ANC in 2000 has resulted in the Group becoming a world leader in beverage cans and the fourth largest consumer packaging business globally, with annual sales in excess of £3bn. The £0.8bn programme to sell the Group's non packaging and peripheral businesses was completed in 2002. The benefits from this refocusing programme have been significant as discussed in the following sections on "2002 Performance" and "Sector Performance".

As to future strategy, firstly Rexam aims to increase further its margins by providing better customer service and improving the efficiency of its operations. Secondly, the Group will consider acting as a consolidator in certain of its existing sectors, always provided that any acquisition must rapidly exceed its cost of capital. Merging the European beverage can businesses of PLM and ANC has proven to be a very successful strategy for Rexam. Rexam intends to act as a consolidator in the European glass market, which remains rather fragmented. Accordingly, in recent months the Group has been active in acquiring companies in the German glass industry and used a share placing to partly finance those transactions. Nienburger Glas and Lüner Glas were purchased respectively in November 2002 and February 2003 for an attractive investment cost of £98m, plus pension liabilities assumed, to give Rexam a 28% market share in Germany. Details of these operations are discussed later in this Review. Rexam will continue to look for similar value enhancing opportunities in all its business sectors.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is Consumer Packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales for the Group and the consumer packaging industry is typically 3% to 5% per annum. Most of Rexam's consumer packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short to medium term.

Customers and capacity

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam has responded by offering a broader product range to those customers.

Rexam's principal business is the production of beverage cans and, to a lesser extent, glass containers for the beverage and food industries. These are capital intensive businesses where profit is dependant on the high utilisation of installed capacity. The beverage can industry is well consolidated with only four participants in the United States and three significant participants in Europe. The Group's market share in these territories is about 23% and 43% respectively. Rexam has limited spare capacity in either continent, which has brought stability to its beverage can business during 2002 and this situation is expected to continue in the coming years. Overcapacity is a risk to which many industries are exposed and Rexam is working continually to achieve and maintain high levels of utilisation within its businesses.

Financial

Typical operating margins for the consumer packaging industry are in the range 8% to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years it has been possible, where necessary, to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no expectation that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term changes to profits.

The Group has had a strong and consistent cash flow as discussed below in "Historic Performance", and this is expected to continue. The strong cash flow has enabled Rexam to pursue its progressive dividend policy.

HISTORIC PERFORMANCE

The following table shows the Group's historic performance, before goodwill amortisation and exceptional items.

	2002	2001	2000	1999	1998
Sales (£m)	**3,160**	3,488	2,784	2,389	1,923
Operating profit* (£m)	**357**	333	278	236	195
Profit before tax* (£m)	**274**	218	202	196	186
Basic earnings per share* (p)	**44.1**	36.1**	33.9	32.2	25.1

* Before goodwill amortisation and exceptional items
** Restated for FRS19 "Deferred Tax"

Much of the increased profitability has resulted from acquisitions, principally PLM and ANC, and from efficiency programmes that have been implemented throughout the Sectors. Over the past five years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends and, in 1998, by a £255m return of capital.

	Free cash flow* £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
1998	92	(64)**	28	14.1**
1999	110	(56)**	54	14.8
2000	105	(59)	46	15.1
2001	200	(60)	140	15.9
2002	**177**	**(70)**	**107**	**16.7**
	684	(309)	375	

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

2002 PERFORMANCE

The summary Group profit and loss account is shown below.

2002	Operations £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Sales	3,160			3,160
Operating profit	357	(68)	-	289
Non operating exceptional items	-	-	(245)	(245)
Interest	(83)	-	-	(83)
Profit/(loss) before tax	274	(68)	(245)	(39)
Profit/(loss) after tax	196	(68)	(247)	(119)
Earnings per share – basic (p)	44.1			(29.4)
Earnings per share – diluted (p)	42.0			(29.4)
Dividends per share (p)				16.7
2001				
Sales	3,488			3,488
Operating profit	333	(67)	(102)	164
Non operating exceptional items	–	–	180	180
Interest	(115)	–	–	(115)
Profit before tax	218	(67)	78	229
Profit after tax*	150	(67)	78	161
Earnings per share – basic (p)*	36.1			38.9
Earnings per share – diluted (p)*	34.8			37.4
Dividends per share (p)				15.9

*Restated for FRS19 "Deferred Tax"

There were significant differences between exceptional items in 2001 and 2002, as described in "Exceptional Items" below. The principal variation relates to the sale of businesses, which resulted in profits in 2001 and losses in 2002.

Operations during the year have been robust with profits and earnings up significantly from last year. There was an outstanding performance from Beverage Packaging driven by higher volumes and a better pricing environment. Plastic Packaging made some progress although sales to the beauty industry were weaker than last year.

There have been two acquisitions and many disposals from Rexam's portfolio in the past year. To assist with the comparison of trading results, the tables below, showing sales and operating profit (before goodwill amortisation and exceptional items), compare the ongoing operations on a consistent basis.

Sales

	£m	Increase %
Sales reported 2001	3,488	
Disposals and planned disposals	(544)	
Ongoing operations 2001 reported in 2002	2,944	
Impact of acquisitions	56	
Ongoing operations 2001 pro forma basis	3,000	
Currency fluctuations	(49)	
Improvement in sales	76	3
Ongoing operations reported 2002	3,027	

Sales on a comparable basis were up 3%, excluding currency fluctuations. Sales volumes from Beverage Packaging were satisfactory, driven principally by better volumes in Europe. Although there was a general sales price increase in the US during 2002, aluminium prices decreased and, in accordance with the terms of some of Rexam's contracts, these lower costs were passed on to customers. While this downward movement does not affect profit, it does deflate the reported sales number.

Plastic Packaging did less well. Beauty volumes were down in the duty free airport business, following the impact of 11 September, as were sales to the European luxury goods market.

Operating profit

	£m	Increase %
Operating profit 2001	333	
Disposals and planned disposals	(38)	
Ongoing operations 2001 reported in 2002	295	
Impact of acquisitions	8	
Ongoing operations 2001 pro forma basis	303	
Currency fluctuations	(4)	
Improvement in operating profit	50	17
Ongoing operations reported 2002	349	

Analysis of the improvement in operating profit:	
Price changes	49
Cost changes	(46)
Price and cost changes	3
Volume increases	16
Efficiency savings	36
Termination of joint venture	(6)
Retirement benefits and share option schemes	1
	50

"Price and cost changes" represent the net movement of price increases obtained from customers and raw material price changes, less inflationary and other cost increases. In 2001 the net effect of these movements was a charge of £32m, which was typical of Rexam's usual performance. In 2002, for the first time in many years, "Price and cost changes" was a net gain of £3m, as shown above. Much of the improvement came from a recovery of prices in the beverage can market in the United States.

Volume increases principally came from higher demand for beverage cans in Europe, and all Sectors contributed to gains from Six Sigma and other efficiency programmes.

EXCHANGE RATES

The principal exchange rates used in preparation of the Accounts are set out on page 78 to the Accounts.

Profit and loss account

Movements of foreign exchange rates can have a significant impact upon the translation of Rexam's results into sterling as about 90% of the Group's business is conducted overseas.

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly during the year and the euro, which strengthened somewhat. The economic performance of many Rexam companies, in addition to those in North America, for example Brazil, Turkey, Russia and China, is tied to the US dollar and therefore it has the largest impact on the Group's results.

In terms of translation, currency fluctuations caused sales to be reduced by £49m and operating profit by £4m in 2002 compared with the previous year. As Rexam buys substantial amounts of aluminium denominated in US dollars for its products sold in Europe, there was a gain on these transactions. Also interest payments in US dollars were lower. Overall the impact of currency on profit was negligible.

Looking forward into 2003, the US dollar has continued to weaken and the euro strengthen. Because of the inherent hedge available to the Group from aluminium buying and interest payments, the impact of recent currency movements is not likely to have a material impact on profit in 2003, although sales may well be affected.

Balance sheet

As most of the Group's borrowings are denominated in US dollars and euros, currency movements in 2002 reduced reported borrowings by £15m. However, changes in currency reduced net equity by £39m, as shown in the Statement of Recognised Gains and Losses on page 85.

SECTOR PERFORMANCE

Segmental analysis

The following analysis is based on operations before goodwill amortisation and exceptional items. All the disposals, businesses for sale and discontinued operations are grouped together.

	Sales £m	Operating profit £m	Return on sales %
2002			
Beverage Packaging	**2,375**	**262**	**11.0**
Plastic Packaging	**652**	**50**	**7.7**
Consumer Packaging	**3,027**	**312**	**10.3**
Retirement benefits credit	**-**	**37**	
Ongoing operations	**3,027**	**349**	
Disposals and planned disposals	**133**	**8**	
	3,160	**357**	
2001			
Beverage Packaging	2,306	214	9.3
Plastic Packaging	638	48	7.5
Consumer Packaging	2,944	262	8.9
Retirement benefits credit	-	33	
Ongoing operations	2,944	295	
Disposals and planned disposals	544	38	
	3,488	333	

The improvement in margins to 10.3% for Consumer Packaging in 2002, up from 8.9% in 2001, is a measure of the strong trading conditions experienced by the Group this year and of the cost efficiency programmes.

The following chart shows the progress that has been achieved over the last four half years for Consumer Packaging. Profits and margins, in particular, are well up although sales slowed in the second half of 2002 due to adverse movements in exchange rates as the US dollar weakened considerably.

Sales and operating profit by half years (£m)



Return on sales %
Half 1 2001
1,463
121
8.3
Half 2 2001
1,481
141
9.5
Half 1 2002
1,548
154
9.9
Half 2 2002
1,479
158
10.7
Sales
Operating profit

Beverage Packaging

	2002	2001
Sales	**£2,375m**	£2,306m
Operating profit	**£262m**	£214m
Return on sales	**11.0%**	9.3%

Rexam has consciously adopted a policy of removing excess beverage can capacity from its network of plants, without compromising its ability to satisfy customer needs, rather than chasing volume. The benefits of consolidation are apparent from the figures above.

The most significant feature of these results has been the general price recovery of about 5% in the United States market. Due to the phasing of certain contracts, Rexam has benefited by 4% this year with a further 1% to follow in 2003 on annual sales of about £1bn. Aluminum prices have weakened a little this year and, in accordance with some contracts, the benefits have been passed through to customers by way of lower sales prices. Market volumes in the United States were essentially flat during 2002 with a small decline in the beer market and a little growth in the carbonated soft drinks market.

In Brazil the market grew by about 1% which, in view of the significant devaluation of the local currency, was a good outcome for the year.

The beverage can market in Europe grew at slightly over 5% which is broadly in line with our long term expectations. However, there were marked differences between the performance of the beer market and the carbonated soft drinks market. Beer demand was strong throughout Europe as the can industry continued to benefit from a move from refillable packaging to one way packaging. In contrast, the carbonated soft drinks market, unusually, showed no growth in the year. It was badly affected by the poor weather in many parts of the continent during the third quarter, which is the most important season for consumption.

Sales in Russia have been exceptionally strong with volumes at the plant near Moscow reaching close to capacity. This plant was opened in 1998, during a period of financial turmoil for the Russian economy and initially lost money. Since 2000, the market for beer has been transformed by a combination of the expansion of Western European brewers' activities in Russia and a high profile promotional campaign for beer in cans supported by Rexam. The growth of this market and commitments from a number of its customers has persuaded Rexam to invest in a third production line, which is due to come on stream for the summer season in 2003. The financial impact of the change in prospects for the Russian business is further discussed in "Exceptional Items" below. Rexam is also expanding with an additional steel line in La Selva, Spain, another region that is experiencing above average growth. The existing lines at La Selva are being converted from aluminium to steel, since currently steel is the lower cost alternative. In total, these investments will cost about £40m over the two years.

Rexam's European glass container business has shown growth in both sales and profit, particularly in the difficult Central European market. Lower energy prices have also had a positive impact on profits. Nienburger Glas was purchased in November 2002 and had minimal effect on the 2002 results, and Lüner Glas has been purchased in February 2003. Together these two acquisitions will increase Rexam's glass operations in Europe by around 50% in the coming year. These purchases are further discussed in "Acquisitions" below.

Plastic Packaging

	2002	2001
Sales	£652m	£638m
Operating profit	£50m	£48m
Return on sales	7.7%	7.5%

There has been some restructuring in Plastic Packaging since the figures for 2001 were reported. A number of peripheral businesses have been sold and the comparative figures have been restated as explained in Accounting Policies, "Basis of Preparation" on page 78 of these Accounts. This restatement reduced previously reported sales by £87m and operating profit by £2m for the year to 31 December 2001. In January 2002 Rexam acquired a beauty pumps business based in the United States for £72m and its results are included for the first time.

The results for Plastic Packaging were a little disappointing. This is mainly attributable to the slow down in demand from customers operating in the high value fragrance and make up industry, due in part to lower sales following the events of 11 September. Undoubtedly there has been a reduction in demand from the travelling public who buy luxury and duty free products in airport lounges. There has been understandable caution from Rexam's customers who supply the luxury sector of the industry, where there has been a degree of destocking and deferral of new launches. This has been most apparent in Europe with sales in other parts of the world largely unaffected. Although destocking was an issue for the industry in 2002, in recent weeks Rexam has seen some recovery in its order book as new products are developed by customers. Confidence is returning but uncertainty in the Middle East may have a negative impact upon air travel, and consequently sales, during the first quarter of the year.

The other Sectors within Plastic Packaging, serving the healthcare and food industries, have reported further progress this year.

RETIREMENT BENEFITS

The net benefit from interest and amortisation of variations to the profit and loss account from using accounting standard SSAP24 "Pension Costs" was as follows.

	2002 £m	2001 £m
Defined benefit pension schemes	52	52
Retiree healthcare	(15)	(19)
	37	33

Rexam operates a number of funded defined benefit pension schemes. These schemes are principally for employees and retirees in the United Kingdom and the United States and are very mature due to substantial numbers of retirees and former employees with vested benefits. The UK scheme has its roots in the paper industry and other businesses that have long since been sold, while the US schemes were mainly acquired with the purchase of ANC in 2000. The assets owned by these funds had a market value of £2.1bn at the end of December 2002, compared with a market value of the liabilities of £2.3bn.

The Group also operates a number of smaller unfunded pension schemes, principally in Europe, the actuarially assessed liabilities of which were £44m at December 2002.

Finally, the Group, along with most employers in the United States, is responsible for substantial unfunded retiree healthcare schemes. The actuarially assessed value of the liabilities of these schemes at December 2002 was £301m.

While the nature of all these retirement benefit schemes is essentially long term, there are significant short term implications for Rexam as it intends to adopt the new Financial Reporting Standard FRS17 "Retirement Benefits" in 2003. A detailed analysis of the economic and accounting issues relating to retirement benefits is set out below.

Economics

Funded defined benefit pension schemes

Historically these schemes were valued by their actuaries on a "smoothed" basis using the long term discounted value of dividend income as the principal valuation technique. Therefore, short term movements in the market value of the assets and liabilities had relatively little impact on the Group's Accounts. Since 2000, when the Rexam UK schemes last received formal triennial valuations, the "market value" method has been used to assess the assets and liabilities of the schemes rather than the smoothed method. Market value is now the preferred approach recommended by the actuarial and accounting professions, albeit that this method can, and will, produce volatile results in the short term.

The table below shows recent valuations for all of the Group's funded defined benefit pension schemes valued using the market value method.

	Triennial valuation 2000 £m	2001 £m	2002 £m
Assets	2,759	2,442	2,093
Liabilities	(2,243)	(2,341)	(2,286)
Surplus/(deficit)	516	101	(193)

The Board is conscious of the risks involved in managing these long term schemes, and in co-operation with UK Trustees and the US Pensions and Benefits Committee, the overall asset allocation has been modified. At December 2002, equities represented 41% of the funds while the remaining 59% was made up of bonds and cash. This allocation is driven by the maturity of the schemes, which have less than 10% of the membership in active service.

Bearing in mind the recent volatility in equity markets, these are reasonably funded schemes, and when viewed from a long term perspective do not represent a significant funding risk to the Group. Nonetheless, the deficit of £193m, or 8% of the schemes' liabilities based upon market values, is unwelcome. However, it does not compromise the ability to pay benefits when they fall due.

For a number of years the Group has enjoyed a partial cash pension contribution holiday reflecting the benefit of sizeable surpluses then existing. However, given current investment conditions, the Board considers it prudent to recommence payment of contributions to most of its funds. The cash position is set out below.

	2001 £m	2002 £m	2003 estimate £m
Regular or service cost of providing pensions	24	22	24
Cash contributions to the funds	(7)	(5)	(22)
Pension contribution "holiday"	17	17	2

Unfunded defined benefit pension schemes

In common with most companies operating in Europe, Rexam is responsible for a number of unfunded defined benefit pension schemes and promises. The liabilities have increased as a result of the acquisitions in 2002 as set out below.

	2001 £m	2002 £m
Liabilities – existing businesses	31	33
Liabilities – acquisitions	–	11
	31	44

The annual cash payments to pensioners are expected to be about £3m in 2003 compared with a service cost of £1m.

Unfunded retiree healthcare benefit schemes

The Group provides, on an unfunded basis, healthcare benefits to employees in the United States after retirement. Following the acquisition of ANC in 2000, Rexam also became responsible for the healthcare benefits of about 8,000 former employees of that company. The actuarially assessed value of the long term liabilities for all employees is set out below.

	Triennial valuation 2000 £m	2001 £m	2002 £m
Liabilities	270	253	301

The amount of the liabilities decreased in 2001 following benefit changes to the schemes that were implemented following the acquisition of ANC. Although benefit entitlements have not changed materially since then, the actuarially assessed value of the liabilities has increased at the end of 2002 for two reasons. Firstly, the reduction of long term interest rates has increased the notional value of those liabilities. Secondly, concerns about medical cost inflation in the United States suggest that the long term cost of providing healthcare benefits is likely to increase.The Group is currently examining how best these long term liabilities can be managed to ensure that no further unwelcome increases occur in the future.

The regular cost and cash flows connected with retiree healthcare benefit schemes are set out below.

	2001 £m	2002 £m	2003 estimate £m
Regular or service cost of providing benefits	2	3	3
Benefit payments	(23)	(23)	(25)

Accounting – 2002

For many years Rexam has used Accounting Standard SSAP24 for reporting the impact of retirement benefits in its Accounts. 2002 will be the last year on which this standard will be used by Rexam. In 2003 Rexam intends to adopt Financial Reporting Standard FRS17, which will have a significant effect on both the profit and loss account and on the balance sheet.

Using SSAP24, the regular cost (the consistent ongoing cost of providing retirement benefits arising as a result of the actuarial method used) is charged to the relevant business segments as a normal operating cost. The notional interest on retirement benefit assets and liabilities is credited or charged to operating profit together with the amortisation of any surpluses and deficits over the service lives of current employees. The net credit from interest and amortisation of variations for 2002 was £37m (2001: £33m). The basis for these calculations is derived from the last formal valuations undertaken in 2000.

For the last two years the net credit has been shown as a separate item in the segmental analysis. This method of presentation was used to assist readers of the Accounts by ensuring that the performance of the packaging operations was not unduly flattered by the credit arising on the Group's pension funds.

In presenting the 2002 Accounts the directors have chosen to show the retirement benefits credit in a separate column on the face of the profit and loss account. They believe that this form of presentation will assist shareholders and other readers in appreciating the real performance of the Consumer Packaging operations unsullied by the complexities of accounting for the retirement benefit schemes.

The following table shows the impact of the accounting changes on the profit and loss account for 2002 as presented under the present accounting standard, SSAP24 and under the new standard, FRS17.

	2002 under SSAP 24		
	Operations £m	Retirement benefits £m	Total £m
Operating profit	320	37	357
Interest	(83)	–	(83)
Profit before tax	237	37	274

	2002 under FRS17		
	Operations £m	Retirement benefits £m	Total £m
Operating profit	320	–	320
Interest	(83)	(9)	(92)
Profit before tax	237	(9)	228

Accounting – 2003

It is Rexam's current intention to adopt FRS17 in 2003, although the Accounting Standards Board has granted some flexibility concerning its implementation having regard for its probable replacement by International Accounting Standard, IAS19 in 2005.

The Rexam profit and loss account will change in two ways when FRS17 is adopted. The credit to operating profit will disappear, to be replaced by a new charge or credit to interest. Rexam's actuaries calculate, based upon market values of the assets and liabilities of the various schemes at 31 December 2002, that the interest charge for 2003 under FRS17 will be £32m. This compares with a FRS17 charge of £9m for 2002. The increase of £23m between 2002 and 2003 is essentially due to weak global equity markets, which reduced the value of the assets, and the reduction of interest rates, which increased the value of the liabilities. Going forward, shareholders may expect significant year on year volatility in this annual charge or credit.

There will also be significant changes to the balance sheet in 2003 when FRS17 is adopted. The impact of retirement benefits, net of deferred tax, will result in a reduction to Group equity of £424m as shown below. This will be reflected as a prior year adjustment in the 2003 Accounts.

	2002 Reported £m	Restatement under FRS17 £m	2002 Restated £m
Funded defined benefit pensions	370	(563)	(193)
Unfunded defined benefit pensions	(47)	3	(44)
Unfunded retiree healthcare	(242)	(59)	(301)
	81	(619)	(538)
Attributable deferred tax	(26)	195	169
Impact on Group equity	55	(424)	(369)

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2002.

	£m
Loss on businesses sold	(22)
Capitalised goodwill written off	(2)
	(24)
Goodwill previously eliminated	(184)
Tax	(2)
Disposal of businesses	(210)
Loss on disposal of fixed assets	(2)
Financing item – Russia	(35)
Total exceptional items	(247)

In net terms there were no exceptional trading items charged in 2002. However, Plastic Packaging recorded restructuring charges, offset by an equivalent gain of £9m, in respect of the recovery of a previously written off debtor, in Beverage Packaging.

Disposal of businesses

Proceeds from disposals in the year were £56m. During the year the remaining parts of the former Coated Films and Papers Sector were sold. A number of smaller peripheral packaging businesses have also been divested. The loss on tangible assets and capitalised goodwill on these disposals was £24m. In addition, it has been necessary, in accordance with UK accounting practice, to write off £184m of goodwill previously eliminated. As already announced, £161m of this goodwill (adjusted for currency fluctuations) related to the Coated Films and Papers Sector. The write off of eliminated goodwill has no impact on Group equity or cash flow.

Financing item – Russia

The recent success of the beverage can plant in Russia has required Rexam to settle a financing item with the bank syndicates that provided the original loan funding.

PLM, acquired by Rexam in 1999, opened a two line beverage can plant near Moscow in the autumn of 1998 following substantial growth in the Russian market in the 1990's. The demand had previously been satisfied by imports from Western Europe. The original investment in the Russian venture was about US$145m. It was financed by a consortium of equity investors through a separate Swedish holding company, with PLM holding 52%, and by two bank syndicates providing a total of US$80m of secured loans to the Russian plant in a highly structured financing package.

Around the time of the plant opening there was a major devaluation of the rouble and the Russian economy suffered a sharp decline. In 1999 and 2000 the new plant operated at only a fraction of capacity and sustained sizeable losses. The business faced the risk of insolvency and there was an urgent need for it to be refinanced. The Swedish company holding the investment in Russia was compulsorily wound up pursuant to Swedish law with the effect that all the original equity investments were lost. Rexam reinvested in the business and became the 100% equity holder. The bank loans were purchased by Rexam in 2000 at a discount with an additional payment being due to the banks should the value of the business improve sharply in the future. In the 2000 Annual Accounts, the £26m arising from the initial settlement with the bank syndicates was credited to goodwill, representing an adjustment to the fair value of liabilities acquired with PLM.

Trading in Russia showed a modest improvement in 2001 and the business returned to profit. In the 2001 Annual Accounts the potential payments were disclosed as a contingent liability. However, in 2002, as discussed above, the whole outlook for the business dramatically improved. Under the terms of the agreement the amount due was not payable until 2005 or later but Rexam had the right to make an early settlement. As the eventual cost of settlement escalated with time, Rexam opted to settle this liability for £35m in September 2002. Under UK accounting practice it is not possible to charge this settlement to goodwill and it is therefore being taken as an exceptional financing item. Due to its financial nature it has been shown after operating profit.

Overall, it is very satisfying that the Russian venture has made an excellent recovery and that it is now well positioned for this fast growing market.

INTEREST

Interest charged in the year was £83m, which was a substantial reduction from 2001 when the charge was £115m. This results from lower borrowings, following the success of the disposal programme, and lower short term interest rates. Currently around 58% of net borrowings are at fixed rates and 42% at floating rates. The average interest rate during the year was 5.8%.

Interest cover improved sharply to 4.3 times operating profit (before goodwill amortisation and exceptional items) and is now within the Group's long term parameters, which is to maintain interest cover above 4 times.

TAX

The tax charge for the year was £78m (28.5%) on profit before goodwill amortisation and exceptional items (2001: £68m (31%)). It is currently anticipated that the percentage charge will be similar in 2003. However in later years it is likely to rise in line with overall global tax rates.

Tax payments in the year were unusually low, reduced by repayments of £22m received following settlement of prior year tax assesments. It is expected that the cash tax paid will be about 85% to 90% of the profit and loss account tax charge for a number of years.

The Group has adopted the new Financial Reporting Standard FRS19 "Deferred Tax" in preparing the Accounts as described in "Accounting Policies" on page 79. Overall, the impact of FRS19 on the 2001 reported profit after tax was not significant. However, the restatement of the balance sheet increased net assets by £52m at 31 December 2001.

EARNINGS PER SHARE

Earnings per share for the Group was negative at 29.4p per share (2001: positive 38.9p). While accurate, this figure gives little meaning to the underlying performance of the Consumer Packaging business, mainly because of the exceptional profits and losses arising from the sale of businesses in the two years. In 2001 there were exceptional profits of £78m, the largest item being a profit on the sale of MiTek. However, in 2002 the losses on the sale of businesses, principally the remainder of the Coated Films and Papers Sector, and other items resulted in an exceptional loss of £247m.

The growth in earnings per share, before goodwill amortisation and exceptional items, has been strong, up from 36.1p in 2001 to 44.1p in 2002, an increase of 22%.

Another useful measure is to view the earnings per share, not only before goodwill amortisation and exceptional items, but also before the retirement benefits credit. As discussed above in "Retirement Benefits", the credit of £37m (2001: £33m) will not be available in future years. The earnings per share in respect of the operations before retirement benefit credit, as shown in column 1 in the profit and loss account, was 38.1p per share (2001: 30.3p), an increase of 26%. The directors believe this gives a better comparison of the business performance.

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 9.7p per share bringing the total dividend for the year to 16.7p per share, an improvement of 5%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum on the assumption that the financial resources are available and that earnings growth continues as expected.

DISPOSALS

When ANC was acquired for £1.5 bn in 2000, Rexam undertook to sell all non core businesses and to realise £0.8bn in order to pay down borrowings raised to finance the acquisition. This programme is now complete and proceeds are very close to original expectations at £789m, as detailed below. The total proceeds include £53m of deferred consideration (net of costs), which will be collected over the next seven years, with a substantial proportion being within four years.

	£m
2000	163
2001	517
2002	56
Total consideration received to 31 December 2002	736
Future proceeds	53
	789

The remainder of the Coated Films and Papers Sector has been sold. Other disposals completed in 2002 include: Rexam Combibloc, the liquid cartons joint venture; Rexam Containers and Rexam Dumex, closures and containers businesses; High Performance Flexibles and Metallising Australia, flexible packaging businesses; and the Danish blow moulding businesses.

ACQUISITIONS

Expenditure on acquisitions for the year totalled £177m as set out below.

	£m
US Beauty Pumps, acquired January 2002	72
Nienburger Glas, acquired November 2002*	58
Minority interest in Rexam Glass Poland	6
Other	6
	142
Financing item – Russia	35
	177

* *Additional consideration of £7m payable in 2003*

The US beauty pumps business has performed well under Rexam's ownership. Profits were in line with expectations when the business was bought and in spite of a difficult trading environment for luxury products, it exceeded its cost of capital in year one.

Nienburger Glas has four plants in Germany and the business will be merged with Rexam's existing glass business and that of Lüner Glas, purchased in February 2003. The cost of these two acquisitions will be about £98m plus £11m for pension liabilities assumed. In January 2003 Rexam issued 21.57m shares raising £86m, before expenses, to partly finance these two purchases.

These German glass acquisitions have been made at attractive prices, giving a multiple of less than 3.7 times EBITDA (earnings before interest, tax, depreciation and amortisation), which should enable these investments to exceed their cost of capital in year one. Rexam now has an approximate 28% share of the German glass market and intends, where possible, to rationalise its capacity within the North European market. Synergies are expected to be about £6m during the first two years of ownership.

CASH FLOW

2002 was another strong year with free cash flow of £177m (2001: £200m). The cash flow in 2001 was exceptional and benefited from a one time reduction in working capital, following the purchase of ANC, and from a securitisation of debtors. This year the increase in cash flow from operations derives from improved profits, lower interest and exceptionally low tax payments (see "Taxation" above). In summary, it was a very satisfactory year.

	2002 £m	2001 £m
Cash flow from operations*	**354**	265
Change in working capital	**(7)**	80
Securitisation of debtors	**(6)**	21
Capital expenditure (net)	**(164)**	(166)
Free cash flow	**177**	200
Equity dividends	**(70)**	(60)
Business cash flow	**107**	140
Acquisitions**	**(177)**	(55)
Disposals	**56**	517
Cash flow	**(14)**	602
Currency fluctuations	**15**	(19)
Share capital changes	**12**	116
Amortisation of financing fees	**(7)**	–
Net borrowings at the beginning of the year	**(1,361)**	(2,060)
Net borrowings at the end of the year	**(1,355)**	(1,361)

* Including tax, interest and non equity dividends
** See "Acquisitions" above

Rexam has produced, on a full year basis, strong free cash flow for many years and expects this situation to continue in the foreseeable future.

CAPITAL EXPENDITURE

Capital expenditure for the year was £173m or £164m after asset disposals. On a gross basis this is an investment rate of 117% of depreciation. Spending was a little higher than in recent years following the decisions taken to invest in new beverage can lines in Russia and Spain to meet rising demand, and to convert the La Selva plant in Spain to steel to reduce production costs. As these projects will not be completed until mid 2003 capital expenditure is also expected to be higher than normal in 2003.

Capital expenditure/depreciation (£m)



Ratio
2002
173
148
1.17
2001
180
164
1.10
2000
161
145
1.11
Capital expenditure (gross)
Depreciation

Since a number of businesses were sold in recent years the figures are not strictly comparable. Over the longer term, Rexam usually expects to invest in capital expenditure at the rate of about 1.10 times depreciation.

BALANCE SHEET AND BORROWINGS

	2002 £m	2001* £m
Intangible fixed assets	1,154	1,196
Other net assets	1,178	1,203
	2,332	2,399
Equity including minority interests	977	1,038
Net borrowings	1,355	1,361
	2,332	2,399
Gearing	139%	131%
Interest cover (times)**	4.3	2.9

* Restated for FRS19 "Deferred Tax"
** Before goodwill amortisation and exceptional items

Rexam's financing structure changed radically in 2002. The US$1.6bn bank facility "Tranche A", set up when the Group acquired ANC, was fully repaid. Rexam made its first issues of notes under its Global Medium Term Note "MTN" programme as follows:

- €550m Notes with a coupon of 6.625% repayable in March 2007.
- £250m Notes with a coupon of 7.125% repayable in March 2009 – increased by a further £120m in February 2003.

The MTN programme materially lengthened the maturity profile of the Group's borrowings and facilities.

The other main financing source for the Group is the €1.7bn syndicated bank facility, due in April 2005. This is the remainder of the €2bn facility taken on at the time of the ANC acquisition which was reduced by €0.3bn in January 2003. Maturity of the Group's borrowings is now spread out over the years 2005, 2007 and 2009.

The overall shape of the balance sheet has not changed significantly in the past year. Borrowings decreased during the second half of the year from the high point reached in June. This is the usual trading pattern, with working capital building up in the first half of the year to meet the requirement for the important summer season and then reducing in the second half of the year.

Strong cash flow and proceeds from disposals have enabled the Group to fund the acquisition programme without increasing borrowing levels. Although the disposal programme is complete, Rexam has still to receive £53m of deferred consideration.

Borrowings have reduced in January and February 2003 following the proceeds from the equity placement offset by the acquisition cost of Lüner Glas. After adjusting for these items, the net borrowings would be:

	£m
Net borrowings at 31 December 2002	1,355
Equity placement (after expenses) in January 2003	(84)
Lüner Glas acquired in February 2003	33
Adjusted net borrowings	1,304

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks.

Derivatives are used for hedging financial risks. Any use of derivatives for speculative purposes is done in a strictly controlled manner. In 2001 and 2002 such use was immaterial and does not require disclosure.

With over 80% of Rexam's net assets outside the UK, and therefore denominated in foreign currencies, hedging the balance sheet position is very important. The chart below shows the extent to which borrowings and derivatives have been used to hedge those net assets.

Net assets/net borrowings (£m)


Total
2,332
1,355
US$
873
440
Euro/
Scand
861
726
Sterling
427
164
Other
171
25
Net assets
Net borrowings

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly by using interest rate swaps. The interest rate risk profile of the Group is set out in Note 19c to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 19g to the Accounts.

Rexam had raised its interest rate hedge levels to give a greater degree of certainty to interest costs after borrowings rose appreciably to fund the ANC acquisition in 2000. Interest rates have generally fallen since then, particularly the US dollar. This means that Rexam is borrowing more cheaply on the floating rate part of its borrowings, but paying the higher fixed rates on the remainder.

A significant proportion of existing US dollar interest rate swaps mature in the third quarter of 2003. Consequently a decision was made in September 2002 to enter into a series of new forward starting interest rate swaps to replace them. This broadly maintains the fixed to floating rate proportion at 51/49% whilst extending the fixed proportion's weighted average duration to 3.6 years.

Most of the euro interest rate swaps were also put in place in 2000 to hedge increased euro borrowings financing the investment in ANC's

European businesses. The euro fixed to floating rate proportion has been broadly maintained at 74/26%, whilst the weighted average duration has fallen to 2.1 years.

The issue of longer term debt through the MTN programme has introduced a significant new element to Rexam's financial risk and debt management processes.

Fixed rate debt in sterling and euros had been issued to meet strong investor demands for issuance in those currencies, which helped the pricing of the Notes. However, Rexam's fixed to floating rate debt proportions were already relatively high, and so its own funding needs were for floating rate euros and US dollars. To both satisfy investor demand and meet its own funding needs, Rexam entered into a series of swap transactions simultaneously with the pricing of the Notes. These completely swapped the cash flows from the fixed rate Note issues as follows:

- €550m was swapped to floating rate euros, with interest rates set at EURIBOR plus a margin.
- £250m was swapped to US$356m, at floating interest rates set at US$ LIBOR plus a margin.

This enabled Rexam to continue to manage the fixed to floating rate proportion of its borrowings and the duration of the fixed rate borrowings independently of the sourcing of that funding.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Where appropriate, hedging strategies using forward currency contracts and other derivatives, are put in place for managing these exposures. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when rates are judged to be favourable or to protect against increased risk.

Longer term foreign exchange contracts have been entered into to hedge the longer term sales and purchasing contracts of the European Beverage Can operation. As a result, some foreign exchange (FX) hedges extend beyond the end of 2003.

The fair value of FX hedge transactions is shown in Note 19g to the Accounts. No open FX positions at 31 December 2002 related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures, and dividend flows. These are treated as hedge accounting and they are only recognised when the related purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives used, together with net currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, off-setting movements in assets. All gains and losses arising in this way are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied is disclosed in Note 19h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses which have exposures to commodities that are traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. The commodity markets which the Group currently uses for management of such exposures is the London Metals Exchange for aluminium used by the European Beverage Can operation, and the New York Mercantile Exchange for hedging certain energy exposures.

Rexam manages the purchase of certain raw materials, including aluminium, and other costs, including energy, through physical supply contracts which, in the main, relate directly to commodity price indices. The contracts can be hedged with appropriate derivative contracts to fix and manage the costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time.

The fair value of commodity hedge transactions is shown in Note 19g to the Accounts. No commodity positions related to commodity trading or speculative activity at 31 December 2002. The commodity hedges relate to contracted and expected future purchases of aluminium sheet and energy. They will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are accounted for as hedges and are not recognised in the balance sheet.

SUMMARY

Rexam has had an excellent year evidenced by a strong performance from the Beverage Can operations and by the restructuring of the Group's borrowing facilities.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

6 March 2003

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information can be found in the separate Annual Review 2002 and in the Operating and Financial Review on pages 48 to 57.

2002 RESULTS

The consolidated loss before tax for the year ended 31 December 2002 was £39m. After charging tax and providing for minority interests and non equity dividends, the net loss attributable to ordinary shareholders was £126m. Equity dividends paid and proposed for the year amounted to £74m.

DIVIDENDS

The directors are proposing a final dividend of 9.7p per ordinary share which, subject to shareholder approval, will be paid on 4 June 2003 to shareholders on the register at 9 May 2003. When taken with the interim dividend of 7.0p per ordinary share paid to eligible shareholders on 6 November 2002, this makes a total dividend of 16.7p per ordinary share for the year ended 31 December 2002 (2001: 15.9p).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review on pages 54 and 55. The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2001 Report of the Directors confirmed completion of the acquisition on 22 January 2002 of the Risdon-AMS US beauty pumps business based in Thomaston, Connecticut, from Crown Cork & Seal for a cash consideration of £72m.

On 14 October 2002 the Group announced that agreement had been reached with Interbrew SA/NV to acquire Nienburger Glas GmbH, a glass container manufacturer in Germany. Following regulatory approval, the acquisition completed on 29 November 2002 for £65m, subject to finalising net asset and other adjustments. The acquisition of a second German glass container manufacturer, Lüner Glashüttenwerke GmbH, from family shareholders, was announced on 8 January 2003. The consideration was £33m and the acquisition completed on 18 February 2003 following regulatory approval.

The Group part financed these two glass container acquisitions through a placing of 21.57m new ordinary shares in January 2003 that raised £86m before expenses.

Disposals

The disposal of the Group's beverage can making plant based in Gelsenkirchen, Germany to a private investor group for £40m was completed on 18 January 2002. The sale of the Group's 70% shareholding in the UK company, Rexam Combibloc Limited, to the SIG Group of Switzerland for £12m was announced on 21 February 2002 and completed on 8 April 2002. Both these disposals were disclosed in the 2001 Report of the Directors.

On 18 March 2002 the Group announced the disposal of two UK based food flexibles businesses at Ledbury and Thetford to Amcor Flexibles UK Limited for a consideration of £10m. The disposal completed on 31 March 2002 following receipt of regulatory approval.

The sale of the Image Products business within the former Coated Films and Papers Sector to Sun Capital, a US private investment firm, was announced on 5 April 2002 and, following regulatory approval, completed on 17 June 2002. The consideration for the disposal was £32m of which £17m is in the form of deferred consideration. The Weatherable Films business in Lancaster, South Carolina, was sold to Soliant LLC on 13 August 2002 for a consideration of £3m of which £2m is in the form of deferred consideration. This sale marked the completion of the disposal of Rexam's coated films and papers businesses.

The sale of the two Danish plastic containers businesses based at Holmia and Langeskov to Polimoon Holding of Denmark completed on 28 June 2002 and 2 August 2002 respectively for £7m, subject to net asset and other adjustments.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 31 of the Annual Review 2002.

Graham Chipchase was appointed an executive director on 10 February 2003 and succeeds Michael Hartnall as Finance Director on 10 March 2003. Michael Hartnall, who has been Finance Director since July 1987 will retire as a director at the Annual General Meeting 2003.

John Warren, Deputy Chairman, is also to retire from office at the Annual General Meeting 2003 as he has served as a non executive director for three terms of office.

In accordance with the Articles of Association, Graham Chipchase who has been appointed a director since the last Annual General Meeting retires from office at the Annual General Meeting 2003 and offers himself for election. Lars Emilson, executive Group director with responsibility for Beverage Cans, is to retire at the Annual General Meeting 2003 and offers himself for re-election.

The service contracts of all executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company and at the addresses specified in the AGM circular.

DISCLOSABLE INTERESTS

None of the directors had a material interest during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in Note 13 to the Accounts on page 101.

Full details of the share interests of those directors who held office on 31 December 2002, including any interest of a connected person, are set out in the Remuneration Report on pages 73 to 75.

SHARE CAPITAL

Details of the Company's ordinary and preference share capital as at 1 January 2002 and 31 December 2002 can be found in Note 22 to the Accounts on page 109.

On 13 January 2003, 21.57m new ordinary shares were issued following a placing of shares in the market at a price of £3.97 per share, raising £86m before expenses. The proceeds were used to part finance acquisitions as already disclosed.

The directors are proposing that the Company's authorised share capital be increased from £447,739,999 to £600,000,000 and a resolution will be put to shareholders at the Annual General Meeting 2003.

EMPLOYEE SHARE SCHEMES

Long Term Incentive Scheme

Options over a total of 3,655,800 ordinary shares were granted to the executive directors and certain senior executives during the period 28 March to 5 June 2002. The options granted in 2000 vested in full on 1 January 2003 on achievement of the performance conditions. All shares granted under the 2000 options may therefore be exercised.

The total number of ordinary shares under option in respect of the 2000, 2001 and 2002 grants at 31 December 2002 and 6 March 2003 is 9,318,600.

Details of the Long Term Incentive Scheme are contained in the Remuneration Report on pages 67 and 68.

Executive Share Option Schemes 1984 and 1997

The 1984 Scheme expired in 1994 and a number of outstanding options remain exercisable until expiry of the exercise period for the relevant grant. Options are generally exercisable between three and ten years from the date of grant.

Under the 1997 Scheme, 84,069, 2,145,133 and 71,552 ordinary shares were granted under option on 28 March 2002, 28 May 2002 and 5 September 2002 at an acquisition price of £4.758, £4.74 and £4.368 per share respectively. The performance target for the 2002 grants is based on economic profit growth, details of which are contained in the Remuneration Report on page 68.

Options over ordinary shares have been granted and are available for exercise at acquisition prices varying between £2.10 and £4.954 per share. Subject to performance targets being achieved, the options are generally exercisable from the third anniversary of the date of grant. The total number of ordinary shares under option at 31 December 2002 and 6 March 2003 is 10,748,796 and 10,552,297 respectively.

UK Savings Related Share Option Schemes 1988 and 1997 and Irish Savings Related Share Option Scheme 2002

The UK 1988 Scheme expired in May 1998 and outstanding options are generally exercisable within six months of the fifth or seventh anniversary of the opening of the related sharesave contract.

Options over 556,521 ordinary shares were granted under the UK 1997 Scheme on 1 October 2002 at an acquisition price of £3.50 per share and are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

Following a change of legislation in Ireland, a new Irish Savings Related Share Option Scheme 2002 was introduced in March 2002 to allow employees in Ireland to participate in share ownership. On 12 April 2002, options were granted over 64,145 ordinary shares at an acquisition price of £3.80 per share and a further 39,035 ordinary shares were granted under option at an acquisition price of £3.50 per share on 1 October 2002.

Options over ordinary shares have been granted and are available for exercise at acquisition prices varying between £1.61 and £3.80 per share. The total number of ordinary shares under option at 31 December 2002 and 6 March 2003 is 2,750,538 and 2,637,664 respectively.

RESEARCH AND DEVELOPMENT

The Group commits sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the market segments in which it operates. Expenditure during the year amounted to £20m (2001: £28m).

ENVIRONMENT

Further details can be found in Our People, Their Safety and the Environment on pages 26 to 29 in the Annual Review 2002 and in the Corporate Governance Report on pages 61 to 64 .

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company. The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
Barclays PLC	22,736,609	5.22
The AEGON UK plc Group of Companies	15,979,739	4.03
Standard Life Investments	17,197,828	3.94
Britannic Investment Managers Limited	13,307,868	3.05
Legal & General Group Plc	13,302,671	3.05

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2002, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 43m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2003. Further details can be found in the AGM circular.

CREDITOR PAYMENT POLICY

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 23 days' (2001: 25 days) purchases outstanding at 31 December 2002 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £102,000 (2001: £101,000). The worldwide total amounted to £246,000 (2001: £349,000). No donations were made for political purposes.

EMPLOYMENT POLICIES

The Group has employment policies to meet the needs of its Sectors and the locations in which they operate around the world. The policies give equal opportunities with other employees to apply, train and attain any position within the Group, having regard for an individual's aptitudes and abilities.

Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities. An employee who becomes disabled whilst employed by the Group is given every opportunity to continue in his or her present role or, alternatively, to retrain for employment in a different one.

During 2002, The Rexam Way was launched which identifies the core values that distinguish Rexam as a market leader and employer of choice. Continuous Improvement, Teamwork, Trust and Recognition are the values that the Group has identified and which involve, inform and motivate employees to work towards the vision of making Rexam the leading consumer packaging group in each of its chosen market segments.

Every employee has access to the Annual Review and Annual Accounts which are also available on the Company's web site, www.rexam.com. A summary of the financial highlights is included in @Rexam, an employee magazine that is published three times a year in fifteen languages for worldwide distribution. The Rexam Online Directory provides swift online access to essential employee and organisation information Group wide. We continue to develop our employee communication programme. Employees are encouraged to give their views on any aspect of the Group's business and, through local management, are informed and encouraged to contribute to decision making on matters affecting their jobs.

Following the introduction of European legislation on transnational information and consultation, Rexam took the initiative to establish its own mechanism of European level information and consultation in 1996. This initiative resulted in the establishment of the Rexam European Forum (REF) in January 1997. The REF is a joint employee representative and management body created for the exchange of information and the establishment of dialogue concerning issues affecting employees in at least two countries of the European Economic Area where Rexam operates. The REF holds one annual meeting attended by the Chief Executive and other senior members of management. A special edition of the employee magazine, @Rexam, is produced each year after the annual REF meeting giving a report of the meeting and is circulated to European Union employees in their national language. A smaller co-ordinating body meets more often to discuss issues arising which may fall within the scope of the REF Agreement and as such require further consultation with the REF. The effectiveness of the REF Agreement will be reviewed during 2003 with a view to its renewal from January 2004.

The Horizon Program is a Group management and career development programme that aims to achieve a unified approach to the career progression of talented people in Rexam through structured programmes run globally for varying management levels. The Program seeks to recruit, retain and develop the best people by providing constant challenges both in terms of career opportunities and development. The Sectors are responsible for running training programmes that aim to develop specific skills for all their employees. To facilitate the development and retention of Rexam employees through and across the Group, an internal recruitment information system has been set up on the Group intranet.

Share ownership is promoted through well established Savings Related Share Option Schemes in the UK and a new Irish Savings Related Share Option Scheme. The Executive Share Option Schemes and the Long Term Incentive Scheme promote share ownership for senior employees on a worldwide basis.

Rexam provides competitive pension and benefit packages. Depending on the culture, market practices and regulations in the countries where we carry out our business, benefits may be provided in whole or in part by the government, private or supplementary Rexam sponsored programmes. The safety net level of coverage that underlies the determination of competitive practice will evaluate all appropriate available sources of coverage. Details of the Group's worldwide pension arrangements can be found in the Operating and Financial Review on pages 51 to 53.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 15 May 2003 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

Following a review of Rexam's auditors, details of which can be found in the Corporate Governance Report on page 63, Ernst & Young LLP will resign as the Company's auditors at the Annual General Meeting 2003. It will be proposed that PricewaterhouseCoopers LLP be appointed as the Company's auditors from the conclusion of the Annual General Meeting on 15 May 2003 until the conclusion of the Annual General Meeting in 2004. A resolution to this effect will be proposed at the Annual General Meeting 2003.

On behalf of the Board
David Gibson
Company Secretary
6 March 2003

CORPORATE GOVERNANCE

COMPLIANCE

During 2002, Rexam complied with the provisions set out in Section 1 of the Combined Code as published by the Financial Services Authority and which forms part of the Listing Rules of the UK Listing Authority.

The Group's governance policies as monitored by the Board through the individual Board committees are kept under constant review. The recommendations and potential impact of the Higgs' Review of the Role and Effectiveness of Non Executive Directors and the Smith Report on Audit Committees published on 20 January 2003 are presently being considered.

A summary of the Group's procedures for applying the principles of corporate governance is as follows:

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

Newly appointed directors who are holding a directorship in a listed company for the first time are given appropriate external training. The Company Secretary is available to give advice to the directors on Board procedures and regulatory compliance and, should a director request independent professional advice to carry out his duties, such advice is, within reason, available to him at the Company's expense.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Chairman and Chief Executive

Rexam has a Chairman and a Deputy Chairman, both of whom are non executive and independent, and a Chief Executive. There is a clear division of responsibility between the positions with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business.

John Warren has been Deputy Chairman and also the senior independent director on the Board since 1 January 1999. He is retiring at the Annual General Meeting 2003 as he has served for three consecutive terms of office.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board balance

Directors of different nationalities with wide international experience have been appointed by the Board as a majority of Rexam's activities are overseas. The present ten member Board, including Graham Chipchase who was appointed an executive director on 10 February 2003, consists of six Britons and four Continental Europeans. Their biographies are shown on page 31 of the Annual Review.

The Board works as a team but independence of thought and approach are encouraged. Influence is balanced within the Board by virtue of having a non executive Chairman, a non executive Deputy Chairman and two non executive directors, all of whom are independent, and a Chief Executive and five executive directors.

Supply of information to the Board

The Board holds seven scheduled meetings a year with others called as necessary, in particular when it is not appropriate for matters to be dealt with by way of written resolution. At each scheduled meeting members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Group's current performance and on any other matter which is referred to the Board for consideration. The Board maintains a schedule of matters that require its specific approval, including all acquisitions and disposals of businesses, and all capital expenditure projects over £10m. However, any capital expenditure project which does not meet the Group's primary financial criteria regardless of the amount requires Board approval. Further details on internal control and internal financial control are given on pages 62 and 63.

Appointments to the Board

The Nomination Committee proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 64.

Re-election of the Board

The Board accepts that each director should be required to submit himself for re-election at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the notice convening the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for an initial three year term.

Level and composition of directors' remuneration

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. In addition to base salary, executive directors' remuneration is composed of both short term and long term elements that are related to corporate and Sector performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Policy procedure for directors' remuneration

The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 64. The Company's remuneration policy is detailed in the Remuneration Report.

The remuneration of the Chairman is determined by the Remuneration Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration

Information as to directors' emoluments, pension contributions and salary supplements is disclosed in the Remuneration Report on pages 65 to 75.

Dialogue with shareholders

The Board believes that good communication with shareholders is important. There are programmes for the Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Europe and presentations are made on the operating and financial performance of the Group and its longer term strategy. The Chairman also attends meetings with institutional investors in the UK. Roadshows are held in the UK, US and Europe immediately after the presentation of the full year and interim results. If it is not possible to arrange face to face meetings, meetings are held by telephone conference. The slide presentations made to representatives of the investment community following the announcement of the full year and interim results are made available on line at www.rexam.com as is a webcast of the results presentations.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to facilitate greater awareness of the Group's activities and shareholders are given the opportunity to ask questions of the Board and meet the directors after the Meeting. Proxy votes cast in respect of resolutions proposed at the Meeting are announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review.

Financial and other information is made available on the Company's web site, www.rexam.com.

Corporate social responsibility

The growing focus by institutional investors, the Government, charitable institutions and the media on corporate social responsibility encompassing social, environmental and ethical issues is acknowledged by the Board. A review of the Group's social and environmental policies and performance is in progress and a Social and Environmental Report will be published during the second half of 2003. The Report will be made available to shareholders and will also be posted on the Company's web site.

Financial reporting

The intention of the Annual Report and the Interim Report is to provide a clear and frank assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report.

Internal control

The Board confirms that it carried out a review of the effectiveness of the system of internal control operated in the Group during 2002. In order to discharge its responsibilities in this regard the Board has established the procedures necessary to implement the internal control requirements of the Combined Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that any problems are identified and dealt with appropriately.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year, monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters and significant contracts. Local and Sector management are required to complete year end and half year representation letters formally confirming that their businesses comply with the Group's financial reporting policies and other Group policies and procedures.

v An internal audit function monitors the accounting and financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee.

vii All Sectors have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review all significant physical risks. The results of such audits are reported upon and reviewed by site, Sector and Rexam PLC management in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditors

The Audit Committee consists of the Chairman and the non executive directors with the Finance Director and head of internal audit in attendance for part of each meeting.

The Committee meets at least three times a year with representatives of the external auditors. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to consider the nature and scope of the audit, together with interim results, and to consider any additional special reviews that may be necessary. A further meeting is held prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. In addition to responsibility for reviewing the Annual Report and Interim Report before their submission to the Board, the Committee also approves the annual programme of internal audit assignments. The director of risk management and head of internal audit attend meetings of the Committee when the risk management policy and commercial, physical and financial risks faced by the Group are reviewed.

The Committee reports its findings on the audit process and on the wider aspects of internal control to the Board.

Ernst & Young LLP have been Rexam's auditors for many years and the scope, cost and effectiveness of the audit are reviewed regularly. In 2002 the Board requested a formal review of the Group's worldwide audit to acknowledge corporate governance requirements and to ensure that shareholders are receiving the best service available.

At the conclusion of the review, the Board recommended that PricewaterhouseCoopers LLP be appointed as auditors for the year ending 31 December 2003. Ernst & Young LLP will resign at the Annual General Meeting to be held on 15 May 2003. A resolution to appoint PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors and certain Sector and senior corporate officers as shown on page 31 of the Annual Review. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets five times a year, once in conjunction with the Board.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 78 to 113.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular formal Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

John Warren	Chairman of Committee (to retire on 15 May 2003)
Michael Buzzacott	
Jeremy Lancaster	
David Tucker	(to succeed John Warren as Chairman on 15 May 2003)

The main terms of reference of this Committee are set out in the section Audit Committee and Auditors on page 63.

Finance Committee

Michael Hartnall	Chairman of Committee (until 10 March 2003)
Rolf Börjesson	
Michael Buzzacott	
Graham Chipchase	(appointed on 10 February 2003)
Chris Bowmer	Treasurer
Jeremy Lancaster	
John Warren	(to retire on 15 May 2003)

To review the major aspects of the Group's financial operations and financial risk management, including currency exposures and interest rate management.

Graham Chipchase is to replace Michael Hartnall as Chairman of the Committee on 10 March 2003. Michael Hartnall will remain as a member of the Committee until he retires on 15 May 2003. David Tucker is to be appointed to the Committee on 15 May 2003.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee
Michael Buzzacott	
David Tucker	
John Warren	(to retire on 15 May 2003)

The main terms of reference of this Committee are set out in the Remuneration Report on page 65.

Nomination Committee

Jeremy Lancaster	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	
Michael Hartnall	(to retire on 15 May 2003)
David Tucker	
John Warren	(to retire on 15 May 2003)

To recommend the nomination of directors for appointment to the Board, Board Committees and as holders of any executive office.

Pensions Committee

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Graham Chipchase	(appointed on 10 February 2003)
Jeremy Lancaster	
Peter Moxom	Director of Human Resources

To review pension scheme controls, benefits and funding and to consider the appointment of Company trustees to the pension schemes.

Michael Hartnall is to continue as Chairman following his retirement as a director.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

To grant options to employees over ordinary shares in the Company under the Savings Related Share Option Schemes, and to allot shares under those Schemes, and the Executive Share Option Schemes. A Chairman is elected at each meeting.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2002.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with those aspects of the principles of good governance and code of best practice as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Board has considered the Directors' Remuneration Report Regulations 2002 (the "Regulations"), which came into effect on 1 August 2002, and the Company has complied with the relevant provisions of the Companies Act (as amended by the Regulations).

The 2001 Remuneration Report was approved by shareholders at the Annual General Meeting in 2002. Shareholders will be asked to approve the 2002 Remuneration Report at the Annual General Meeting to be held on 15 May 2003.

The Auditors' Report on page 77 has confirmed that the scope of their report covers the disclosures contained in this Remuneration Report that are specified for review by the UK Listing Authority and under Schedule 7A of the Directors' Remuneration Report Regulations 2002.

THE COMMITTEE

The members of the Committee during the year, all of whom are independent non executive directors, were Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, David Tucker and John Warren. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group. John Warren is to retire as Deputy Chairman of Rexam PLC at the Annual General Meeting 2003 having served three terms of office as a non executive director.

The Committee benefited from and relied upon benchmark information and specialist external advice relating to the Group's senior executive compensation and benefit policies provided by Towers Perrin. In addition, PricewaterhouseCoopers and Mercer Human Resource Consulting have assisted the Committee in relation to the executive directors' pension arrangements. Allen & Overy has, from time to time, given specialist advice relating to the Group's incentive schemes and Hoare Govett Limited provides advice and comparator calculations on total shareholder return. The external advisors were not formally appointed by the Committee. The Committee regularly seeks the guidance of Rolf Börjesson, Chief Executive, Michael Hartnall, Finance Director, and Peter Moxom, the Group Human Resources Director in connection with salary and benefit proposals.

In addition to the services provided to the Committee, other services provided to the Group by the external advisors comprise legal advice from Allen & Overy, advice on employee tax issues from PricewaterhouseCoopers, pension and benefit advice from Mercer Human Resource Consulting and Hoare Govett Limited are the Company's stock brokers.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term cash incentive schemes, pension rights, initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for any incentive schemes involving the shares of the Company. The relationship between the Board and the Committee is governed by formal terms of reference. In addition to regular meetings, the Committee holds a special meeting once a year to review market comparisons and discuss specifically the Company's remuneration policy for the following and future financial years. In all, the Committee met seven times during 2002.

REMUNERATION POLICY

Rexam seeks to ensure that its remuneration and incentive schemes are in line with best practice, relative to appropriate market references and balance the interests of shareholders with the need to offer competitive remuneration packages. The remuneration policy for executive directors is in line with the Company's overall practice on pay and benefits.

The policy of the Committee during the year under review, 2003 and for future financial years to the extent reasonably foreseeable, is that:

i executive directors should be paid a basic salary at around median market level which is comparable with a broad spectrum of international companies of similar size and industry focus, and reflective of salaries paid in the country in which the director is based;

ii in addition to basic salary, there should be short and long term incentive arrangements which are comparable with international companies of similar size and industry focus and enable executive directors to earn substantially more than their basic salary when the Group and, where appropriate, the Sector or Sectors for which they are responsible perform exceptionally well; and

iii the remuneration of the Chairman and non executive directors should be determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. An increasing share of an executive director's remuneration package is performance related with a high percentage based on long term performance related incentives. Based on Rexam achieving its annual budget expectations, the potential value of elements of the remuneration package is estimated to be:

FIXED	PERFORMANCE RELATED	
BASE SALARY 45%	SHORT TERM BONUS 22%	LONG TERM SHARE INCENTIVES 33%

Inevitably the monetary value attached to performance related incentives cannot be accurately quantified until such time as the incentives crystallise, and is dependent upon the realisation of performance targets and, for share based incentives, the opportunity to exercise share options. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives. If the respective performance targets are not achieved, then the incentive has no value.

The remuneration packages of the executive directors, including Graham Chipchase who was appointed an executive director on 10 February 2003, have been structured in this way.

The Committee considers that the four key components of executive directors' remuneration are basic salary, short term incentives, long term share incentives and pensions, all of which are discussed in more detail in this Report.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using benchmark information and specialist external advice principally obtained from Towers Perrin. Each executive director receives a salary which reflects his responsibilities, experience and performance. Salaries are reviewed annually in the context of individual and related business performance. The Company's objective is to pay basic salaries for executive directors at around median market level.

The remuneration of the Chairman of the Board, Jeremy Lancaster, is determined by the Committee and he absents himself from these discussions. Non executive directors' fees are comparable to fees paid to non executive directors of companies of a similar size and industry focus. They are recommended by the Chairman and the Chief Executive and approved by the Board.

SHORT TERM INCENTIVES

The current short term bonus scheme for executive directors depends upon the realisation of demanding Group profit before tax and cash flow targets and, for those directors with direct responsibility for a Sector(s), they must, in addition, achieve their respective Sector(s) operating profit and cash generation targets. If targets are met, a bonus equal to 0.5 times basic salary can be achieved. This bonus can increase up to a further 0.5 times basic salary if such targets are exceeded.

Michael Hartnall participates in the annual bonus scheme, albeit at a lower level than the other executive directors. Michael Hartnall reached his retirement age in July 2002 and remains in employment until May 2003. His bonus arrangements for 2003 are that he will receive a bonus of one third of the full year outcome, payable in March 2004, subject to the targets being achieved.

Bonuses payable to UK capped directors are not pensionable where basic salary exceeds the Inland Revenue earnings cap. The 2001 bonus payment to Michael Hartnall, who is an uncapped director, was pensionable to the extent permitted under the scheme rules.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The executive directors participate in both schemes as the Committee believes it is beneficial for them to align their interests with those of the shareholders, and also to participate in the same option schemes as other senior managers.

The options granted under the Executive Share Option Scheme 1984, which expired in 1994, were not subject to performance conditions since it was not market practice to impose these at the time the Scheme was established. The Savings Related Share Option Schemes are not subject to performance conditions since they are all-employee schemes and all eligible employees participate on the same terms.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997. The performance conditions applicable to the grants under each Scheme are summarised in the following sections of the Report and are the same for each executive director.

To enable shareholders to assess Rexam's performance on the London Stock Exchange, the cumulative TSR for the five year period ended 31 December 2002 is shown in the graph below. Rexam has recently re-joined the FTSE 100 and is included within the diversified Support Services sector. Therefore the FTSE 100 is regarded by Rexam as the best broad equity market index for general performance comparison purposes.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN



Total return indices – Rexam and FTSE 100
200
150
100
50
1997
1998
1999
2000
2001
2002
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

Long Term Incentive Scheme

Annual grants of options over ordinary shares are made to executive directors and certain senior executives at the discretion of the Committee and are structured as options to allow the participants to choose when to exercise and thereby crystallise the gain, subject to the option having vested. Options are granted over such number of shares that results from dividing a multiple of basic salary by the average ordinary share price for the preceding year. The options may be exercised, subject to vesting, at a nominal cost to the participant.

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share price figures of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in Rexam ordinary shares with the TSR that would have been obtained by investing in each of the companies comprising the comparator group. It is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of the period. Dividends are treated as cash receipts and fund raisings as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives, and the shareholders, are closely aligned.

The Support Services sector to which Rexam belongs is a diversified sector and the Committee has therefore chosen a constructed index comparator group against which to measure TSR. For the grants made between 1999 and 2001, the participants of the comparator group were chosen from a London quoted industrial grouping of similar size companies. However, as Rexam has become a focused consumer packaging group and its operations have become more global, the 2002 grants have measured, and the 2003 grants will measure TSR against an international index of companies of similar size, complexity and international reach. The Committee reviews the performance conditions and comparator group annually.

1999 and 2000 Grants

The options granted in 1999 and 2000 vested following the closure of the measurement periods on 31 December 2001 and 31 December 2002 respectively. Against the respective comparator groups, Rexam ranked fifth for the 1999 options and second for the 2000 options. These options therefore vested in full and all of the shares under option became available for exercise by the option holders.

2001 Grant

The measurement period for the options granted in 2001 is 1 January 2001 to 31 December 2003 and grants were based on the multiple of 3.6 times basic salary. No options will vest under the 2001 grants unless Rexam's TSR is at least equal to the median of the comparator group when 8% of the award will vest. At or above the twenty fifth percentile, 33% of the award will vest, 66% will vest at or above the tenth percentile and 100% will vest at or above the fifth percentile. The comparator group is made up of 48 London quoted industrial companies, including Rexam.

The following companies comprise the comparator group.

Aga Foodservice Group	ICI
Amersham	IMI
Associated British Foods	Invensys
BAE Systems	Johnson Matthey
Balfour Beatty	Laporte
BBA	Marconi
BOC Group	Meggit
Bodycote	Morgan Crucible
Brake Brothers	Northern Foods
British Vita	Reckitt Benckiser
Cadbury Schweppes	Rexam
Charter	Scapa
Cookson Group	Senior
Corus	Smith & Nephew
Croda	Smiths Group
Dairy Crest	Spirent
Devro	SSL
David S Smith	Sygen International
Elementis	Tate & Lyle
Express Dairies	Tomkins
FKI	TT Group
Geest	Unilever
Halma	Uniq
Hazlewood Foods	Weir Group

2002 Grant

Options were granted during the year to the executive directors and certain senior executives based on the multiple of 3 times basic salary. The measurement period is 1 January 2002 to 31 December 2004. Rexam's performance is measured against an international industrial comparator group of 41 companies, including Rexam, which were listed on a number of the world's major stock exchanges at the beginning of the measurement period. The vesting levels for the 2002 grants are the same as for the 2001 grants.

The following companies comprise the comparator group.

Aga Foodservice Group	Heineken
Alcan	Huhtamaki
Alcoa	ICI
Amcor	Interbrew
Amersham	Kidde
Anheuser-Busch	Nestlé
Associated British Foods	Norsk Hydro
Ball	Northern Foods
Baxter International	Owens-Illinois
Bemis	Pactiv
Cadbury Schweppes	Pechiney
Carlsberg	Reckitt Benckiser
Corus	Rexam
Coca-Cola Co	Schmalbach Lubeca
Crown Cork & Seal	Scottish & Newcastle
Dairy Crest	Sealed Air
Diageo	Smith & Nephew
Dow Chemical	Sonoco Products
Eastman Kodak	Toyo Seikan
Geest	Unilever
Groupe Danone	

2003 Grant
It is intended that the 2003 options will be granted on the same basis and with the same vesting rates as the 2002 grants and will be measured against the same comparator group.

If Rexam's performance is below the median at the end of the measurement period the 2003 options will lapse. Graham Chipchase will receive a grant of options in 2003 on the same basis as the other executive directors.

Details of the grants made to executive directors under this Scheme are shown on page 73.

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. No grants were made to directors after 1993 and the Scheme expired in 1994 although a number of options remain capable of being exercised. The balance of unexercised options granted to directors between 1984 and 1993 is shown on page 74.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of basic salary. Executive directors participate at a multiple of one times basic salary. The acquisition price is set using the average of the mid market price of a Rexam ordinary share over a three day period preceding the date of grant.

Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999 the performance target has been based on economic profit growth. This performance measurement was chosen because the Committee considers it to be more testing than earnings per share and a good way of measuring growth after accounting for the cost of capital. Economic profit is the Group's operating profit less a capital charge on net assets. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum.

It is intended that the 2003 options will be granted on the same basis as in 2002. Graham Chipchase will receive a grant of options in 2003 on the same basis as the other executive directors.

Details of the grants made to executive directors between 1997 and 2002 are shown on page 74.

Savings Related Share Option Schemes

Eligible executive directors are permitted to participate in the all employee UK Savings Related Share Option Scheme.

PENSIONS AND MEDICAL BENEFITS

Michael Hartnall was a contributing member of the Rexam Pension Plan until his 60th birthday on 10 July 2002 when he became eligible to receive his pension.

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue earnings cap. He receives a payment equivalent to 65% of his basic salary, to enable him to provide himself with appropriate pension and life assurance cover. He also has a right to an unfunded pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Yves Dominioni is a member of the French complementary pension system, known as AGIRC, for his French earnings. From 2001, he has also been a member of the defined contribution French Pension Plan, with the employer contribution being equal to 6% of his French earnings. For that part of his basic salary paid in the UK he is paid a salary supplement equivalent to 60% of basic salary to enable him to provide himself with appropriate pension and life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme for salaried employees in industry and commerce, the ITP, which provides for a pension from age 65. His anticipated retirement date is 31 December 2004 when he will be age 63 and the Group will provide him with an income for 48 months from the date of retirement equivalent to 70% of a basic notional salary set in Sweden, together with continuing to pay premiums to the ITP until he is age 65. From age 65 he will be entitled to a pension from the ITP based on a pensionable salary up to a Swedish earnings cap of SEK1,137,000. The Group also pay premiums to secure a pension for Mr Emilson from age 65 to age 75 equivalent to a further 10% of his pensionable salary at the date of retirement.

Francis Labbé is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue earnings cap. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 50% of his basic salary in excess of the Inland Revenue earnings cap to enable him to provide himself with appropriate pension and life assurance cover.

Graham Chipchase became a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue earnings cap when he joined the Company on 10 February 2003. His pension is a percentage of the relevant elements of his salary revalued to age 60. He will also receive a payment equivalent to 40% of his basic salary in excess of the Inland Revenue earnings cap to enable him to provide himself with appropriate pension and life assurance cover.

Private medical cover is also provided for the executive directors and their dependants.

Details of the amounts paid in respect of directors' pension entitlements are shown in the table on pages 71 and 72.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are encouraged to accumulate a shareholding over time, either from shares acquired on the exercise of their share options or other sources. The number of shares to be held varies according to the seniority of the director or executive. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may sell his shareholding to facilitate retirement planning. During 2002 all of those individuals subject to the shareholding requirement who have exercised share options have met and maintained their shareholding requirement level.

CONTRACTS OF EMPLOYMENT

The executive directors' contracts of employment and the non executive directors' letters of appointment are available for inspection during normal business hours at the registered office of the Company during Monday to Friday (public holidays excepted).

The Company's policy in relation to the duration of contracts for executive directors is that these continue until the director's contractual retirement age (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

On appointment, UK based executive directors have a contract terminable on two years' notice or one years' notice if given by the director. At the end of the first year of appointment, the contract then becomes terminable on one years' notice by either party. In the case of non UK based executive directors, the policy is to employ on the basis of usual practice in their country of domicile. The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without any payments of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract in breach of the notice requirement, it will pay an amount in lieu of notice monthly until the earlier of the director commencing in a new position and the notice period expiring. Pensionable service accrues during the period of notice. If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated, the director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. Any share based rights granted to an executive director will be determined, in accordance with the rules of the appropriate scheme, at the discretion of the Committee.

Non executive directors are appointed for an initial three year term, renewable thereafter at the discretion of the Board for a maximum of two further three year terms. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

The table below shows details of the directors' contracts.

Executive director	Date of appointment	Date of original contract	Expected retirement age	Notice period (Company)	Compensation on early termination	Notes
Rolf Börjesson	10 January 1996	16 May 1996 revised 8 March 2001	Up to 65	2 years	As policy	i
Graham Chipchase	10 February 2003	1 October 2002	60	2/1 year	As policy	ii
Yves Dominioni	22 May 1997	24 April 1998	60	2 years	See below	iii
Lars Emilson	21 October 1999	23 March 2001	63	2 years	As policy	iv
Michael Hartnall	31 July 1987	5 June 1987 revised 15 March 2001	–*	–	–	
Francis Labbé	29 September 2000	9 March 2001	60	1 year	As policy	

* Michael Hartnall reached his retirement age on 10 July 2002.

Non executive director	Date of appointment	Date of original letter of appointment	Effective date of revised letter of appointment	Expiry of current term
Michael Buzzacott	17 May 2000	5 April 2000	–	4 April 2003
Jeremy Lancaster	10 January 1996	21 December 1995	10 January 2002	9 January 2005
David Tucker	22 May 1997	9 May 1997	22 May 2000	21 May 2003
John Warren	18 March 1994	18 March 1994	18 March 2000	17 March 2003

i Rolf Börjesson has a contract with a two year notice period as he was appointed a director prior to the implementation of the Combined Code which recommended notice periods of one year. If his contract was terminated, Rolf Börjesson would also be entitled to receive his company car and a right to a payment in respect of his housing allowance.

ii In line with Company policy, Graham Chipchase's contract reduces from a two year to a one year notice period after the first year of employment.

iii Yves Dominioni, as an overseas based director, has a contract relating to his directorship with a two year notice period. He also has a pre-existing employment contract relating to his responsibilities within the Beauty & Closures Sector's French operations at Sofab SA which, whilst terminable on six months notice, contains provision for compensation of an additional six months based solely on his French earnings.

iv Lars Emilson had a pre-existing Swedish employment contract with PLM AB which was terminable on two years' notice. Rexam has continued to honour that contract following Mr Emilson's appointment as a director of Rexam PLC and his transfer to the UK. No early termination payments arise from the employment contract with PLM AB.

INFORMATION SUBJECT TO AUDIT

DIRECTORS' EMOLUMENTS

	2002 Fees/salary £000	2002 Pension supplement £000	2002 Bonus £000	2002 Benefits £000	2002 Total £000	2001 Fees/salary £000	2001 Pension supplement £000	2001 Bonus £000	2001 Benefits £000	2001 Total £000
Chairman										
Jeremy Lancaster	180	–	–	–	180	140	–	–	–	140
Deputy Chairman										
John Warren	35	–	–	–	35	30	–	–	–	30
Non executive directors										
Michael Buzzacott	35	–	–	–	35	30	–	–	–	30
David Tucker	35	–	–	–	35	30	–	–	–	30
	285	–	–	–	285	230	–	–	–	230
Executive directors										
Rolf Börjesson	626	313	501	25	1,465	600	297	390	22	1,309
Yves Dominioni	230	71	116	12	429	215	58	142	5	420
Lars Emilson	415	–	305	45	765	384	–	239	6	629
Michael Hartnall	400	–	147	5	552	375	–	113	3	491
Francis Labbé	429	104	258	28	819	335	95	226	1	657
	2,100	488	1,327	115	4,030	1,909	450	1,110	37	3,506
	2,385	488	1,327	115	4,315	2,139	450	1,110	37	3,736

Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. The housing and living allowances are included in the salaries disclosed above but are excluded for the purpose of calculating pension or incentive entitlements.

The pension supplements paid to Rolf Börjesson, Yves Dominioni and Francis Labbé are for personal pension and life assurance benefits. The pension supplements are determined according to an age related scale ranging from 40-65% of basic salary in excess of the Inland Revenue earnings cap.

The value of benefits received relates mainly to relocation expenses, provision of a car and medical cover.

No expense allowances were paid to directors nor were any termination payments made during the year.

Details of long term share incentives can be found on pages 73 to 75.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2001: £12,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

The following executive directors were members of defined benefit pension arrangements provided by the Company. Pension entitlements and corresponding transfer values increased during the year as shown in the table below.

	(1)	(2)	(3)	(4)	(5)	(6)	(7)
	Gross increase in accrued pension per annum £000	Increase in accrued pension excluding inflation per annum £000	Total accrued pension 31.12.02 per annum £000	Value of net increase in accrual over period £000	Total change in value during period £000	Value of accrued pension at 31.12.02 £000	Value of accrued pension at 31.12.02 £000
Rolf Börjesson	19	16	151	82	132	670	538
Lars Emilson	31	29	114	119	136	457	321
Michael Hartnall	36	29	258	565	721	4,521	3,800
Francis Labbé	3	3	7	25	24	68	39

Notes

i Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.

ii Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

iii The value of net increase in the accrual (column 4) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at 31 December 2002. It is based on the increase in accrued pension (column 2) after deducting contributions made by the director.

iv The change in the transfer value (column 5) includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and the director, such as stockmarket movements. It is calculated after deducting contributions made by the director.

v Voluntary contributions paid by directors and the resulting increase in accrued benefits are not shown.

vi The amount disclosed for Michael Hartnall under column (6) is the value of the pension that is being received by him at the end of the year after taking account of a cash commutation of £300,202 taken when he reached retirement age on 10 July 2002. The amounts disclosed under columns (1) to (4) are based on Michael Hartnall's pension prior to any cash commutation, and the amount under column (4) has been calculated on the basis of his age and general financial conditions on 31 December 2002.

The table below details pension contributions paid during the year in respect of defined contribution schemes for executive directors.

	2002 Pension contributions £000	2001 Pension contributions £000
Rolf Börjesson	32	27
Yves Dominioni	6	5
Lars Emilson	31	29
	69	61

The pension contributions are paid by the relevant Group employer.

OPTIONS

The interests of the executive directors in the shares of the Company are disclosed in the tables below. A summary of the performance conditions that apply to the options granted to the executive directors under the Long Term Incentive Scheme and Executive Share Option Scheme 1997 can be found on pages 67 and 68. There is no requirement for an executive director to make a payment on the granting of an option under any of the Schemes. No variations were made during the year to the terms and conditions of any options.

The ordinary shares purchased to satisfy in part the vesting obligations for the Long Term Incentive Scheme and Executive Share Option Scheme 1997 are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey, Channel Islands.

The mid market price of a Rexam PLC ordinary share at 31 December 2002 was £4.24 and the range during 2002 was £3.73 to £4.995. The aggregate gain on the exercise of current executive directors' share options during 2002 was £5.4m (2001: £0.8m).

Long Term Incentive Scheme

The maximum number of options over ordinary shares granted under the Long Term Incentive Scheme to each named executive director in 1999, 2000, 2001 and 2002 is set out below.

	Grant date	Grant number at 1.1.02	First exercise date*	Expiry date*	Options vested	Exercise price (per share) £	Granted during the year	Exercised during the year	Market price at exercise date (per share) £	Grant number at 31.12.02
Rolf Börjesson	01.04.99	220,100	01.01.02	28.02.06	220,100	0.001		220,100	4.73	–
	18.04.00	223,200	01.01.03	17.03.07	223,200	0.001				223,200
	07.09.01	797,400	01.01.04	06.08.08		0.001				797,400
	30.04.02	–	01.01.05	29.03.09		0.001	526,900			526,900
		1,240,700			443,300		526,900	220,100		1,547,500
Yves Dominioni	01.04.99	111,500	01.01.02	28.02.06	111,500	0.001		111,500	4.69	–
	18.04.00	98,100	01.01.03	17.03.07	98,100	0.001				98,100
	07.09.01	337,500	01.01.04	06.08.08		0.001				337,500
	30.04.02	–	01.01.05	29.03.09		0.001	216,200			216,200
		547,100			209,600		216,200	111,500		651,800
Lars Emilson	01.04.99	92,100	01.01.02	28.02.06	92,100	0.001		92,100	4.79	–
	18.04.00	96,600	01.01.03	17.03.07	96,600	0.001				96,600
	07.09.01	460,100	01.01.04	06.08.08		0.001				460,100
	05.06.02	–	01.01.05	04.05.09		0.001	313,600			313,600
		648,800			188,700		313,600	92,100		870,300
Rob Gluskin**	01.04.99	124,800	01.01.02	28.02.06	124,800	0.001		124,800	4.40	–
	18.04.00	127,100	01.01.03	17.03.07	127,100	0.001				127,100
		251,900			251,900			124,800		127,100
Michael Hartnall	01.04.99	157,700	01.01.02	28.02.06	157,700	0.001		157,700	4.73	–
	18.04.00	160,300	01.01.03	17.03.07	160,300	0.001				160,300
	07.09.01	575,100	01.01.04	06.08.08		0.001				575,100
	28.03.02	–	01.01.05	27.02.09		0.001	386,000			386,000
		893,100			318,000		386,000	157,700		1,121,400
Francis Labbé	07.09.01	437,100	01.01.04	06.08.08		0.001				437,100
	05.06.02	–	01.01.05	04.05.09		0.001	294,300			294,300
		437,100					294,300			731,400
Ron Shakesheff***	01.04.99	114,200	01.01.02	28.02.06	114,200	0.001		114,200	4.10	–

* The first exercise date and the expiry date are dependent upon the date on which the options vest.

** Options held at 1 August 2000, the date of resignation as a director, with an entitlement to exercise the options if they vested. Rob Gluskin exercised his option under the 1999 grant on 7 February 2002.

*** Options held at 14 October 1999, the date of resignation as a director, with an entitlement to exercise the option if it vested. Ron Shakesheff exercised his option under the 1999 grant on 25 January 2002.

The above options are generally exercisable between the vesting date and six years and eleven months from the grant date.

Executive Share Option Schemes

Options over ordinary shares granted to executive directors under the Executive Share Option Scheme 1997 and the closed Executive Share Option Scheme 1984 at 1 January 2002 and at 31 December 2002 are as follows:

	Grant date	Grant number at 1.1.02	First exercise date*	Expiry date*	Options vested**	Exercise price (per share) £	Granted during the year	Exercised during the year	Market price at exercise date (per share) £	Grant number at 31.12.02
Rolf Börjesson	24.03.99	404,762	24.03.02	24.03.09	404,762	2.1000		404,762	4.73	–
	10.04.00	203,531	10.04.03	10.04.10	203,531	2.2375				203,531
	05.09.01	203,260	05.09.04	05.09.11		3.6600				203,260
	28.05.02	–	28.05.05	28.05.12		4.7400	115,189			115,189
		811,553			608,293		115,189	404,762		521,980
Yves Dominioni	24.03.99	205,033	24.03.02	24.03.09	205,033	2.1000		205,033	4.73	–
	10.04.00	89,471	10.04.03	10.04.10	89,471	2.2375				89,471
	05.09.01	86,032	05.09.04	05.09.11		3.6600				86,032
	28.05.02	–	28.05.05	28.05.12		4.7400	47,262			47,262
		380,536			294,504		47,262	205,033		222,765
Lars Emilson	24.03.99	169,438	24.03.02	24.03.09	169,438	2.1000		169,438	4.66	–
	10.04.00	88,080	10.04.03	10.04.10	88,080	2.2375				88,080
	05.09.01	117,265	05.09.04	05.09.11		3.6600				117,265
	28.05.02	–	28.05.05	28.05.12		4.7400	68,565			68,565
		374,783			257,518		68,565	169,438		273,910
Rob Gluskin***	03.05.94	25,000	03.05.97	30.04.03	25,000	4.4690		25,000	4.73	–
	23.05.97	149,351	25.05.00	31.10.03	149,351	3.0150		149,351	4.19	–
	24.03.99	229,490	24.03.02	31.10.03	229,490	2.1000		229,490	4.73	–
	10.04.00	115,870	10.04.03	31.10.03	115,870	2.2375				115,870
		519,711			519,711			403,841		115,870
Michael Hartnall	04.05.93	60,000	04.05.96	04.05.03	60,000	4.9540				60,000
	24.03.99	290,000	24.03.02	24.03.09	290,000	2.1000		290,000	4.73	–
	10.04.00	146,145	10.04.03	10.04.10	146,145	2.2375				146,145
	05.09.01	146,582	05.09.04	05.09.11		3.6600				146,582
	28.03.02	–	28.03.05	28.03.12		4.7580	84,069			84,069
		642,727			496,145		84,069	290,000		436,796
Francis Labbé	05.09.01	111,402	05.09.04	05.09.11		3.6600				111,402
	28.05.02	–	28.05.05	28.05.12		4.7400	64,345			64,345
		111,402					64,345			175,747

* The first exercise date and the expiry date are dependent upon the date on which the options vest.

** Options granted prior to 1997 are not subject to performance conditions.

*** Options held at 1 August 2000, the date of resignation as a director, with an entitlement to exercise the options if they vested and, if applicable, until the expiry dates shown in the table.

The above options are generally exercisable between the vesting date and ten years from the grant date.

Savings Related Share Option Scheme

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 are held by eligible executive directors:

	Grant date (years)	Exercise period commences	Expiry date	Grant number at 1.1.02	Granted during the year	Exercise price (per share) £	Grant number at 31.12.02
Rolf Börjesson	06.10.98 (5)	01.12.03	31.05.04	10,714		1.61	10,714
Lars Emilson	04.10.00 (3)	01.12.03	31.05.04	4,917		1.97	4,917
Francis Labbé	01.10.02 (7)	01.12.09	31.05.10	–	5,071	3.50	5,071

No options have been exercised during the year.

The above options are generally exercisable within six months of the date on which the exercise period commences.

DIRECTORS' INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the share capital and 7.125% Global medium term notes of Rexam PLC at 1 January 2002 and at 31 December 2002 are set out below. Under the Companies Act 1985 each of the executive directors is also deemed to be interested in the ordinary shares held by the Rexam Employee Share Trust.

Ordinary shares	At 31.12.02	At 1.1.02
Rolf Börjesson	49,296	71,115
Michael Buzzacott	7,000	7,000
Yves Dominioni	2,664	2,664
Lars Emilson	21,438	–
Michael Hartnall	60,000	60,000
Francis Labbé	2,000	2,000
Jeremy Lancaster	88,900	88,900
David Tucker	100,000	100,000
John Warren	22,288	20,000

7.125% Global medium term notes 2009	At 31.12.02	At 1.1.02
Michael Hartnall	£50,000	–

The above interests in ordinary shares, options over ordinary shares and loan notes remain unchanged at the date of this Report. Graham Chipchase, who was appointed a director after 31 December 2002, has no share interests in the Company at the date of this Report.

On behalf of the Board
David Gibson
Company Secretary
6 March 2003

THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group and of the profit or loss of the Group for that period.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF REXAM PLC

We have audited the Group's financial statements for the year ended 31 December 2002 which comprise the Accounting Policies, Consolidated Profit and Loss Account, Balance Sheets, Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 27. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Remuneration Report that is subject to audit.

This report is made solely to the Company's shareholders, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state to them in an auditors' report and for no other purposes. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, including the Accounts in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities for the Accounts.

Our responsibility is to audit the financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the directors statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Report of the Directors, the unaudited part of the Remuneration Report, Operating and Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
6 March 2003

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of Image Products, Combibloc, High Performance Flexibles and Metallising Australia.

b The segmental analysis and the average number of employees have been restated to reflect the movement from Plastic Packaging into "Disposals and businesses for sale" of Containers Portsmouth, Closures Mexico, Holmia and Langeskov.

c See Accounting Policy "Deferred tax" on page 79.

Basis of consolidation

Rexam PLC and its subsidiaries are together referred to as the Group. The Accounts of the Group include the results of all subsidiaries and the appropriate share of the results of associates from their effective date of acquisition or up to their date of disposal. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Where the fair value of the consideration for an acquisition of the business is greater than the fair value of the identifiable net assets at the date of acquisition, the excess is treated as goodwill and dealt with in accordance with the Group's accounting policy.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiaries and associates, together with currency assets and liabilities of United Kingdom subsidiaries and associates, are translated into sterling at the rates of exchange ruling at the balance sheet date or at those of related forward contracts.

Exchange differences arising on currency investments and on consolidation of subsidiaries and associates are taken, together with those arising on related currency borrowings, net of attributable tax, to reserves. All other exchange differences, including those arising on transactions entered into by Rexam PLC, are taken to the consolidated profit and loss account.

The principal exchange rates against sterling were:

	2002 Average	2002 Closing	2001 Average	2001 Closing
United States dollar	1.50	1.60	1.44	1.45
Euro	1.59	1.56	1.61	1.64

Turnover

Turnover represents the net amount receivable for goods supplied and services provided to external customers after deducting value added and sales taxes.

Pensions and retiree medical benefits

The Group charges the expected cost, based on actuarial advice, of providing for pensions under defined benefit schemes and for retiree medical benefits over the service lives of the employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. The difference between the amounts included in the consolidated profit and loss account and payments made are accounted for in the consolidated balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the expected lives of those projects. Financing fees to be written off in future periods are set against loan capital.

Goodwill

Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associate is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Tangible fixed assets
Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments; depreciation is not provided on freehold land or assets under construction. The assumed life of buildings is 50 years or the term of the lease if shorter; plant, machinery and vehicles are written off over 2 to 20 years.

Associates
Investments in associates are stated in the consolidated balance sheet at their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Subsidiaries
Investments in subsidiaries of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Properties surplus to requirements
Properties held for disposal are included in current assets at net book value at the date of classification as being surplus to requirements, less provisions to reduce to net realisable value where appropriate.

Stocks
Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

Deferred tax
FRS19 "Deferred Tax" has been adopted for the first time in these Accounts. FRS19 requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the Accounts and their recognition for tax purposes. Previously, SSAP 15 "Accounting for Deferred Tax" required recognition of deferred tax assets and liabilities to the extent it was probable that timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect of these restatements on the Group was to reduce profit after tax for 2002 by £10m (2001: £2m) and increase net assets at 31 December 2001 by £52m. There was no impact on Rexam PLC. In applying FRS19, deferred tax has not been calculated on a discounted basis. FRS19 has no impact on cash flows.

Leases
Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Financial instruments
Financial instruments are used as hedges in the financing and financial risk management of the Group.

Forward foreign exchange contracts
Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account.

Foreign exchange option contracts
Premia paid or received on foreign exchange option contracts (FX option contracts) are recognised upon exercise or at maturity of the contract. Recognised gains or losses on FX option contracts are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options
Commodity futures and options are recognised in the Accounts on the same basis as FX contracts.

Cross currency swaps
Cross currency swaps are valued in the Accounts at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest.

Interest rate swaps
Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2002

	Operations before retirement benefits credit £m	Retirement benefits credit (Note 5) £m	Operations after retirement benefits credit £m	Goodwill amortisation £m	Exeptional items (Note 6) £m	Total £m
Turnover (Note 1)						
Continuing operations	3,072	-	3,072	-	-	3,072
Discontinued operations	88	-	88	-	-	88
	3,160	-	3,160	-	-	3,160
Turnover of associates	(74)	-	(74)	-	-	(74)
	3,086	-	3,086	-	-	3,086
Operating expenses (Note 2)						
Continuing operations	(2,682)	37	(2,645)	(68)	-	(2,713)
Discontinued operations	(84)	-	(84)	-	-	(84)
	(2,766)	37	(2,729)	(68)	-	(2,797)
Operating profit (Note 1)						
Continuing operations	318	37	355	(68)	-	287
Discontinued operations	2	-	2	-	-	2
	320	37	357	(68)	-	289
Loss on fixed assets	-	-	-	-	(2)	(2)
Disposals of businesses	-	-	-	-	(208)	(208)
Profit on ordinary activities before interest and financing item	320	37	357	(68)	(210)	79
Interest (Note 7)	(83)	-	(83)	-	-	(83)
Financing item	-	-	-	-	(35)	(35)
Profit/(loss) on ordinary activities before tax	237	37	274	(68)	(245)	(39)
Tax on ordinary activities (Note 8)	(67)	(11)	(78)	-	(2)	(80)
Profit/(loss) on ordinary activities after tax	170	26	196	(68)	(247)	(119)
Equity minority interests						(2)
Loss for the financial year						(121)
Preference dividends on non equity shares						(5)
Loss attributable to ordinary shareholders						(126)
Ordinary dividends on equity shares (Note 9)						(74)
Retained loss for the financial year						(200)
Earnings/(loss) per ordinary share (pence) (Note 10)						
Basic	38.1		44.1			(29.4)
Diluted	36.4		42.0			(29.4)
Dividends per ordinary share (pence) (Note 9)						16.7

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2001 – Restated

	Operations before retirement benefits credit £m	Retirement benefits credit (Note 5) £m	Operations after retirement benefits credit £m	Goodwill amortisation £m	Exeptional items (Note 6) £m	Total £m
Turnover (Note 1)						
Continuing operations	3,113	–	3,113	–	–	3,113
Discontinued operations	375	–	375	–	–	375
	3,488	–	3,488	–	–	3,488
Turnover of associates	(101)	–	(101)	–	–	(101)
	3,387	–	3,387	–	–	3,387
Operating expenses (Note 2)						
Continuing operations	(2,734)	33	(2,701)	(66)	(35)	(2,802)
Discontinued operations	(353)	–	(353)	(1)	(67)	(421)
	(3,087)	33	(3,054)	(67)	(102)	(3,223)
Operating profit (Note 1)						
Continuing operations	279	33	312	(66)	(35)	211
Discontinued operations	21	–	21	(1)	(67)	(47)
	300	33	333	(67)	(102)	164
Disposals of businesses	–	–	–	–	180	180
Profit on ordinary activities before interest	300	33	333	(67)	78	344
Interest (Note 7)	(115)	–	(115)	–	–	(115)
Profit on ordinary activities before tax	185	33	218	(67)	78	229
Tax on ordinary activities (Note 8)	(58)	(10)	(68)	–	–	(68)
Profit on ordinary activities after tax	127	23	150	(67)	78	161
Equity minority interests						(3)
Profit for the financial year						158
Preference dividends on non equity shares						(5)
Profit attributable to ordinary shareholders						153
Ordinary dividends on equity shares (Note 9)						(65)
Retained profit for the financial year						88
Earnings per ordinary share (pence) (Note 10)						
Basic	30.3		36.1			38.9
Diluted	29.4		34.8			37.4
Dividends per ordinary share (pence) (Note 9)						15.9

BALANCE SHEETS

As at 31 December

	Notes	Group 2002 £m	Group 2001 restated £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Fixed assets					
Intangible assets	11	1,154	1,196	-	-
Tangible assets	12	1,122	1,118	5	4
Investments	13	73	76	2,876	3,351
		2,349	2,390	2,881	3,355
Current assets					
Properties surplus to requirements		5	9	-	-
Stocks	14	315	333	-	-
Debtors receivable within one year		387	472	147	45
Less: proceeds from securitised debtors		(13)	(21)	-	-
	15	374	451	147	45
Pensions receivable after more than one year		385	365	199	168
Other debtors receivable after more than one year	16	160	176	-	-
Marketable securities and money market deposits		20	23	-	-
Cash at bank and in hand		54	56	2	-
		1,313	1,413	348	213
Creditors: amounts falling due within one year					
Borrowings	18	(100)	(697)	(82)	(712)
Other creditors	17	(649)	(734)	(308)	(308)
Net current assets/(liabilities)		564	(18)	(42)	(807)
Total assets less current liabilities		2,913	2,372	2,839	2,548
Creditors: amounts falling due after more than one year					
Borrowings	18	(1,329)	(743)	(997)	(678)
Other creditors	17	(98)	(79)	(308)	(292)
Provisions for liabilities and charges	20	(509)	(512)	(63)	(56)
		977	1,038	1,471	1,522
Capital and reserves					
Ordinary equity share capital	22	280	277	280	277
Non equity share capital	22	89	89	89	89
Called up share capital		369	366	369	366
Equity reserves:	23				
Share premium account		500	490	500	490
Capital redemption reserve		279	279	279	279
Other reserves		-	-	257	494
Profit and loss reserve		(180)	(122)	66	(107)
		968	1,013	1,471	1,522
Equity minority interests		9	25	-	-
		977	1,038	1,471	1,522

Approved by the Board on 6 March 2003

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2002 £m	2001 £m
Cash flow from operating activities	451	528
Returns on investments and servicing of finance:		
Interest received	22	20
Interest paid	(86)	(139)
Exceptional financing item (Note 6)	(35)	–
Dividends paid to non equity shareholders	(5)	(5)
	(104)	(124)
Tax paid	(28)	(38)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	(173)	(180)
Purchase of fixed asset investments	(14)	(4)
Sale of tangible fixed assets	4	12
Sale of fixed asset investments	–	1
Sale of properties surplus to requirements	5	2
Sale of businesses held for resale	–	13
	(178)	(156)
Acquisitions and disposals:		
Purchase of businesses (Note 24c)	(110)	(37)
Sale of businesses (Note 25b)	45	458
Loan to associate	(1)	–
Sale of associates	–	33
	(66)	454
Equity dividends paid to ordinary shareholders	(70)	(60)
Cash flow before management of liquid resources and financing	5	604
Management of liquid resources:		
Marketable securities and money market deposits	2	(2)
Financing:		
Issue of ordinary equity share capital	12	116
Issue of medium term notes	583	–
Repayment of loans	(639)	(741)
Capital element of finance leases	–	(10)
	(44)	(635)
Decrease in cash	(37)	(33)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2002 Continuing operations £m	2002 Discontinued operations £m	2002 Total £m	2001 Continuing operations restated £m	2001 Discontinued operations restated £m	2001 Total £m
Operating profit	287	2	289	211	(47)	164
Depreciation	144	4	148	142	22	164
Impairment of fixed assets	1	-	1	10	63	73
Fixed assets written off	1	-	1	1	–	1
Goodwill amortisation	68	-	68	66	1	67
Movement in provisions	(6)	-	(6)	–	–	–
Non cash element of retirement benefits	(41)	-	(41)	(36)	2	(34)
Non cash element of incentive schemes	10	-	10	–	–	–
Stocks	5	1	6	(6)	14	8
Debtors	74	-	74	15	2	17
Movement in securitised debtors	(6)	-	(6)	21	–	21
Creditors	(80)	(7)	(87)	68	(13)	55
Movement in working capital	(7)	(6)	(13)	98	3	101
Share of profits less losses of associates	(6)	-	(6)	(10)	–	(10)
Dividends received from associates	-	-	-	2	–	2
	(6)	-	(6)	(8)	–	(8)
Cash flow from operating activities	451	-	451	484	44	528

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps £m	Medium term notes £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2001	21	(2,048)	–	(67)	34	(2,060)
Currency fluctuations	–	(11)	–	(2)	(6)	(19)
Acquired/disposed	–	(2)	–	–	–	(2)
Cash flow movements	2	741	–	10	(33)	720
At 31 December 2001	23	(1,320)	–	(59)	(5)	(1,361)
Currency fluctuations	(1)	13	(14)	5	12	15
Acquired/disposed	–	(16)	–	(3)	–	(19)
Cash flow movements	(2)	639	(583)	–	(37)	17
Amortisation of financing fees	–	(6)	(1)	–	–	(7)
At 31 December 2002	20	(690)	(598)	(57)	(30)	(1,355)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2002 £m	2001 Restated £m
(Loss)/profit for the financial year	(121)	158
Currency fluctuations:		
Intangible fixed assets	(33)	(9)
Tangible fixed assets	(21)	5
Net borrowings	15	(19)
Other net assets	-	2
	(39)	(21)
Current tax on currency fluctuations	(3)	3
	(42)	(18)
Total recognised gains and losses for the financial year	(163)	140
Prior year adjustment (See Accounting Policies "Deferred tax" on page 79)	52	
Total gains and losses recognised since last Annual Report	(111)	

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2002 £m	2001 Restated £m
At 1 January as originally reported	961	661
Prior year adjustment (See Accounting Policies "Deferred tax" on page 79)	52	49
At 1 January as restated	1,013	710
(Loss)/profit for the financial year	(121)	158
Dividends	(79)	(70)
Retained (loss)/profit for the financial year	(200)	88
Currency fluctuations (net of tax)	(42)	(18)
Issue of ordinary share capital under share option schemes	13	8
Issue of ordinary share capital under placing	-	107
Goodwill from reserves written off on business disposals	184	118
At 31 December	968	1,013

1 Segmental analysis

For the segmental analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

The Group's share of turnover and operating profits less losses of associates, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business segments or geographical regions.

a Segment analysis

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2002:						
Beverage Packaging	2,375	262	209	11.0	908	1,964
Plastic Packaging	652	50	35	7.7	339	437
Consumer Packaging	3,027	312	244	10.3	1,247	2,401
Retirement benefits (see note below)	-	37	37	-	68	68
Tax and dividends	-	-	-	-	(142)	(142)
Ongoing operations	3,027	349	281	11.5	1,173	2,327
Disposals and businesses for sale	45	6	6	13.3	5	5
Continuing operations	3,072	355	287	11.6	1,178	2,332
Discontinued operations	88	2	2	2.3	-	-
	3,160	357	289	11.3	1,178	2,332
2001– Restated:						
Beverage Packaging	2,306	214	133	9.3	795	1,933
Plastic Packaging	638	48	28	7.5	335	391
Consumer Packaging	2,944	262	161	8.9	1,130	2,324
Retirement benefits (see note below)	–	33	33	–	35	35
Tax and dividends	–	–	–	–	(62)	(62)
Ongoing operations	2,944	295	194	10.0	1,103	2,297
Disposals and businesses for sale	169	17	17	10.1	22	24
Continuing operations	3,113	312	211	10.0	1,125	2,321
Discontinued operations	375	21	(47)	5.6	78	78
	3,488	333	164	9.5	1,203	2,399

Retirement benefits credit

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to business segments because the directors consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets before goodwill and would have resulted in the following allocations: Beverage Packaging £27m (2001: £23m) and Plastic Packaging £10m (2001: £10m).

1 **Segmental analysis** continued

b Geographic analysis by origin of business

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2002:						
United Kingdom and Ireland	399	42	29	10.5	190	410
Continental Europe	1,159	127	100	11.0	590	994
The Americas	1,400	138	116	9.9	393	880
Rest of the world	114	11	5	9.6	79	122
	3,072	318	250	10.4	1,252	2,406
Retirement benefits (see note below)	-	37	37	-	68	68
Tax and dividends	-	-	-	-	(142)	(142)
Continuing operations	3,072	355	287	11.6	1,178	2,332
Discontinued operations	88	2	2	2.3	-	-
	3,160	357	289	11.3	1,178	2,332
2001 – Restated:						
United Kingdom and Ireland	459	49	20	10.7	180	410
Continental Europe	1,086	120	84	11.0	510	915
The Americas	1,427	102	69	7.1	382	895
Rest of the world	141	8	5	5.7	80	128
	3,113	279	178	9.0	1,152	2,348
Retirement benefits (see note below)	–	33	33	–	35	35
Tax and dividends	–	–	–	–	(62)	(62)
Continuing operations	3,113	312	211	10.0	1,125	2,321
Discontinued operations	375	21	(47)	5.6	78	78
	3,488	333	164	9.5	1,203	2,399

Retirement benefits credit

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to geographic regions because the directors consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets before goodwill and would have resulted in the following allocations: United Kingdom and Ireland £6m (2001: £5m), Continental Europe £17m (2001: £15m), the Americas £12m (2001: £11m) and the rest of the world £2m (2001: £2m).

c Geographic analysis by destination of turnover

	2002 £m	2001 Restated £m
United Kingdom and Ireland	350	367
Continental Europe	1,182	1,139
The Americas	1,414	1,456
Rest of the world	126	151
Continuing operations	3,072	3,113
Discontinued operations	88	375
	3,160	3,488

d Turnover of associates

	2002 £m	2001 Restated £m
Continuing operations	72	100
Discontinued operations	2	1
	74	101

2 Operating expenses

	Continuing operations before goodwill amortisation and exceptional items £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Discontinued operations £m	Total £m
2002:					
Raw materials	1,426	–	–	43	1,469
Employee costs	530	–	6	24	560
Depreciation	144	–	–	4	148
Impairment of fixed assets	–	–	1	–	1
Other operating expenses	563	68	2	14	647
Other operating income	(18)	–	(9)	(1)	(28)
	2,645	68	–	84	2,797
2001 – Restated:					
Raw materials	1,497	–	–	181	1,678
Employee costs	526	–	13	91	630
Depreciation	142	–	–	22	164
Impairment of fixed assets	–	–	10	63	73
Other operating expenses	553	66	12	64	695
Other operating income	(17)	–	–	–	(17)
	2,701	66	35	421	3,223

Employee costs:	2002 £m	2001 £m
Wages and salaries	503	561
Social security	63	69
Retirement benefits (Note 5)	(6)	–
	560	630

For details of directors' remuneration refer to the Remuneration Report on pages 65 to 75.

Operating expenses include:	2002 £m	2001 £m
Research and development	20	28
Hire of plant and machinery	3	5
Other operating lease rentals	25	26
Rental income	(7)	(7)
Share of profits less losses of associates	(6)	(10)

3 Auditors' remuneration

	2002 Audit £m	2002 Tax services £m	2002 Other services £m	2001 Audit £m	2001 Tax services £m	2001 Other services £m
Group auditors, Ernst & Young LLP:						
UK	0.6	–	2.0	0.6	–	0.7
Overseas	1.2	–	0.1	1.4	0.1	0.2
Total Ernst and Young LLP	1.8	–	2.1	2.0	0.1	0.9
Other audit firms, overseas	0.1	0.1	1.0	0.1	0.1	0.3
	1.9	0.1	3.1	2.1	0.2	1.2

Auditors' remuneration includes £0.3m (2001: £0.2m) for audit services and £0.2m (2001: £0.5m) for other services provided to Rexam PLC. Other services in 2002 includes £2.3m for advisory work in connection with legal and business reorganisations of which £1.3m was paid to Ernst & Young LLP. In addition, £0.7m (2001: £0.2m) was paid to Ernst & Young LLP in respect of due diligence on completed acquisitions. This amount has been capitalised in the cost of the investment and is excluded from the above table.

4 Average number of employees

	2002 Number	2001 Restated number
Beverage Packaging	8,600	8,700
Plastic Packaging	10,900	10,600
Consumer Packaging	19,500	19,300
Disposals and businesses for sale	600	1,300
Continuing operations	20,100	20,600
Discontinued operations	500	2,400
	20,600	23,000
United Kingdom and Ireland	2,600	3,000
Continental Europe	7,600	7,800
The Americas	5,300	5,500
Rest of the world	4,600	4,300
Continuing operations	20,100	20,600
Discontinued operations	500	2,400
	20,600	23,000

5 Retirement benefits

a Pensions and retiree medical under SSAP24

	2002 £m	2001 £m
United Kingdom funded defined benefit pension schemes	(28)	(25)
Overseas funded defined benefit pension schemes	(3)	(6)
Overseas unfunded defined benefit pension schemes	2	4
Defined benefit pension schemes	(29)	(27)
Overseas defined contribution pension schemes	5	6
Retiree medical	18	21
Total retirement benefits	(6)	–
Regular cost of defined benefit pension schemes	23	25
Interest and amortisation of variations	(52)	(52)
Defined benefit pension schemes	(29)	(27)
Regular cost of retiree medical	3	2
Interest and amortisation of variations	15	19
Retiree medical	18	21
Total interest and amortisation of variations:		
Defined benefit pension schemes	(52)	(52)
Retiree medical	15	19
Retirement benefits credit	(37)	(33)
Cash contributions:		
Defined benefit pension schemes	7	9
Defined contribution pension schemes	4	2
Total pension schemes	11	11
Retiree medical	23	23
	34	34

5 Retirement benefits continued

a Pensions and retiree medical under SSAP24 (continued)

(i) Defined benefit pension schemes under SSAP24

The Group operates pension schemes for the majority of its employees worldwide. The principal schemes are in the United Kingdom and the United States and are of the funded defined benefit type whereby pensions are based on employees pensionable remuneration and length of service. The assets of these schemes are kept separate from those of the Group and are assessed with the advice of qualified external actuaries using the projected unit credit method. The regular cost of providing for defined benefit pension schemes is spread over the service lives of employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. There are also a number of European plans where pension costs have been calculated using the projected unit credit method and assumptions consistent with SSAP24.

Assumptions:	UK schemes %	USA schemes %	Other overseas schemes %
Rate of increase in salaries	4.75	5.00	3.00
Rate of increase in pensions in payment	3.25	–	2.00
Discount rate	6.25	7.50	6.00

Amounts recognised on the balance sheet at 31 December 2002:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Fixed asset investments	-	23	-	23
Pension asset	209	176	-	385
Pension provisions	-	(37)	(48)	(85)
Gross pension asset/(liability)	209	162	(48)	323
Related deferred tax	(63)	(57)	9	(111)
Net pension asset/(liability)	146	105	(39)	212

Amounts recognised on the balance sheet at 31 December 2001:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Fixed asset investments	–	28	–	28
Pension asset	178	187	–	365
Pension provisions	–	(43)	(33)	(76)
Gross pension asset/(liability)	178	172	(33)	317
Related deferred tax	(53)	(60)	10	(103)
Net pension asset/(liability)	125	112	(23)	214

	Rexam Pension Plan	Nacano 1998 Pension Plan	Rexam USA schemes	ANC USA schemes
Most recent full actuarial valuation date	6.4.2000	1.8.2000	1.1.2000	1.8.2000
Market value of assets at most recent actuarial valuation date (£m)	1,175	133	110	1,309
Level of funding at most recent actuarial valuation date (%)	136	108	132	115

The level of funding is the actuarial value of assets at the valuation date expressed as a percentage of benefits accrued, after allowing for future salary increases, to scheme members.

5 Retirement benefits continued

a Pensions and retiree medical under SSAP24 (continued)

(ii) Retiree medical under SSAP24

Certain current and former employees in the United States are provided with cover for medical costs and life assurance. The cost of those benefits, assessed with the advice of qualified external actuaries, is spread on a basis similar to that used for the defined benefit pension schemes. Liabilities in respect of prior years are being provided for by an increased annual charge over the estimated average remaining service lives of the employees in the respective schemes. A summary of the main assumptions used, balance sheet recognition and most recent actuarial valuation dates is set out below.

Assumptions:	%
Medical inflation	12 reducing to 5
Discount rate	7.50

Amounts recognised on the balance sheet:	2002 £m	2001 £m
Debtors receivable due after more than one year	10	8
Retiree medical provision	(252)	(280)
Gross retiree medical	(242)	(272)
Related deferred tax	85	95
Net retiree medical	(157)	(177)

Most recent full actuarial valuation dates:	
Rexam retiree medical	1.1.2000
ANC retiree medical	1.8.2000

b Pensions and retiree medical under FRS17

(i) Defined benefit pension schemes under FRS17

Assumptions:	UK schemes 2002 %	USA schemes 2002 %	Other overseas schemes 2002 %	UK schemes 2001 %	USA schemes 2001 %	Other overseas schemes 2001 %
Rate of increase in salaries	3.85	4.50	3.00	4.00	5.00	3.25
Rate of increase in pensions	2.35	–	2.00	3.25	–	2.00
Discount rate	5.50	6.75	5.50	5.80	7.25	6.00
Inflation rate	2.35	2.50	2.00	2.50	3.00	2.00
Long term expected rate of return on equities	7.50	8.80	8.00	8.00	9.10	8.00
Long term expected rate of return on bonds	4.75	5.10	5.00	5.00	5.60	5.25
Long term expected rate of return on cash	4.00	6.80	3.00	4.00	–	5.25

Pension scheme values at 31 December 2002 analysed by geographic location:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Market value of equities	699	144	12	855
Market value of bonds	174	864	18	1,056
Cash	6	173	3	182
Market value of scheme assets	879	1,181	33	2,093
Present value of scheme liabilities	(1,047)	(1,205)	(78)	(2,330)
Gross pension liability	(168)	(24)	(45)	(237)
Related deferred tax	51	8	5	64
Net pension liability	(117)	(16)	(40)	(173)

5 Retirement benefits continued

b Pensions and retiree medical under FRS17 (continued)

(i) Defined benefit pension schemes under FRS17 (continued)

Pension scheme values at 31 December 2001 analysed by geographic location:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Market value of equities	869	211	15	1,095
Market value of bonds	206	1,116	18	1,340
Cash	5	1	1	7
Market value of scheme assets	1,080	1,328	34	2,442
Present value of scheme liabilities	(1,015)	(1,297)	(60)	(2,372)
Gross pension asset/(liability)	65	31	(26)	70
Related deferred tax	(19)	(11)	8	(22)
Net pension asset/(liability)	46	20	(18)	48

Pension scheme values at 31 December 2002 analysed by type of scheme:	Funded defined benefit schemes £m	Other defined benefit schemes £m	Total £m
Market value of scheme assets	2,093	–	2,093
Present value of scheme liabilities	(2,286)	(44)	(2,330)
Gross pension liability	(193)	(44)	(237)
Related deferred tax			64
Net pension liability			(173)
Pension scheme values at 31 December 2001 analysed by type of scheme:			
Market value of scheme assets	2,442	–	2,442
Present value of scheme liabilities	(2,341)	(31)	(2,372)
Gross pension asset/(liability)	101	(31)	70
Related deferred tax			(22)
Net pension asset			48

Pension scheme movements for 2002 analysed by geographic location:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Operating profit charge:				
Current service cost	(12)	(11)	(3)	(26)
Past service cost	–	(1)	–	(1)
Gain on settlements and curtailments	–	2	–	2
	(12)	(10)	(3)	(25)
Net finance income/(charge):				
Expected return on scheme assets	79	76	2	157
Interest on pension scheme liabilities	(58)	(88)	(3)	(149)
	21	(12)	(1)	8
Actuarial loss in the statement of total recognised gains and losses:				
Actual return less expected return on scheme assets	(241)	13	(5)	(233)
Experience gains arising on scheme liabilities	45	7	7	59
Changes in assumptions underlying the present value of scheme liabilities	(48)	(56)	(7)	(111)
	(244)	(36)	(5)	(285)

5 Retirement benefits continued

b Pensions and retiree medical under FRS17 (continued)

(i) Defined benefit pension schemes under FRS17 (continued)

Movement in pension schemes surplus/(deficit) in 2002:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
At 1 January 2002	65	31	(26)	70
Currency fluctuations	–	1	(2)	(1)
Acquisitions of businesses	–	–	(11)	(11)
Operating profit charge	(12)	(10)	(3)	(25)
Net finance income/(charge)	21	(12)	(1)	8
Actuarial loss	(244)	(36)	(5)	(285)
Cash contributions	2	2	3	7
At 31 December 2002	(168)	(24)	(45)	(237)

Pension scheme movements for 2002 analysed by type of scheme:	Funded defined benefit schemes £m	Other defined benefit schemes £m	Total £m
Operating profit charge:			
Current service cost	(25)	(1)	(26)
Past service cost	(1)	–	(1)
Gain on settlements and curtailments	2	–	2
	(24)	(1)	(25)
Net finance income/(charge):			
Expected return on scheme assets	157	–	157
Interest on pension scheme liabilities	(147)	(2)	(149)
	10	(2)	8
Actuarial loss in the statement of total recognised gains and losses:			
Actual return less expected return on scheme assets	(233)	–	(233)
Experience gains arising on scheme liabilities	57	2	59
Changes in assumptions underlying the present value of scheme liabilities	(109)	(2)	(111)
	(285)	–	(285)
Movement in pension schemes surplus/(deficit) in 2002:			
At 1 January 2002	101	(31)	70
Currency fluctuations	–	(1)	(1)
Acquisitions of businesses	–	(11)	(11)
Operating profit charge	(24)	(1)	(25)
Net finance income/(charge)	10	(2)	8
Actuarial loss	(285)	–	(285)
Cash contributions/utilisation	5	2	7
At 31 December 2002	(193)	(44)	(237)

5 Retirement benefits continued

b Pensions and retiree medical under FRS17 (continued)

(i) Defined benefit pension schemes under FRS17 (continued)

History of experience gains and losses in 2002 analysed by geographic location:	UK schemes	USA schemes	Other overseas schemes	Total
Difference between the expected return and actual return on scheme assets				
Amount (£m)	(241)	13	(5)	(233)
Percentage of scheme assets	(27)	1	(15)	(11)
Experience gains on scheme liabilities				
Amount (£m)	45	7	7	59
Percentage of present value of scheme liabilities	4	1	9	3
Actuarial loss in the statement of total recognised gains and losses				
Amount (£m)	(244)	(36)	(5)	(285)
Percentage of present value of scheme liabilities	(23)	(3)	(6)	(12)

History of experience gains and losses in 2002 analysed by type of scheme:	Funded defined benefit schemes	Other defined benefit schemes	Total
Difference between the expected return and actual return on scheme assets			
Amount (£m)	(233)	–	(233)
Percentage of scheme assets	(11)	–	(11)
Experience gains on scheme liabilities			
Amount (£m)	57	2	59
Percentage of present value of scheme liabilities	2	5	3
Actuarial loss in the statement of total recognised gains and losses			
Amount (£m)	(285)	–	(285)
Percentage of present value of scheme liabilities	(12)	–	(12)

(ii) Retiree medical under FRS17

Assumptions at 31 December:	2002 %	2001 %
Medical inflation	10 reducing to 5	8.5 reducing to 5
Discount rate	6.75	7.25
Inflation rate	2.50	3.00

	2002 £m	2001 £m
Market value of recoverable amount for retiree medical	10	8
Present value of retiree medical	(311)	(261)
Gross retiree medical	(301)	(253)
Related deferred tax	105	89
Net retiree medical	(196)	(164)

5 Retirement benefits continued

b Pensions and retiree medical under FRS17 (continued)

(ii) Retiree medical under FRS17 (continued)

Movement on retiree medical in 2002:	2002 £m
Operating profit charge:	
Current service cost	(3)
Gain on settlements and curtailments	2
	(1)
Finance charge:	
Interest on retiree medical	(17)
Actuarial loss in the statement of total recognised gains and losses:	
Experience losses on scheme liabilities	(40)
Changes in assumptions underlying the present value of the liabilities	(41)
	(81)
Movement in gross retiree medical in 2002:	
At 1 January 2002	(253)
Currency fluctuations	28
Operating profit	(1)
Finance charge	(17)
Actuarial loss	(81)
Cash utilisation	23
At 31 December 2002	(301)

History of experience gains and losses:	2002
Experience losses on retiree medical	
Amount (£m)	(40)
Percentage of gross retiree medical	(13)
Actuarial loss in the statement of total recognised gains and losses:	
Amount (£m)	(81)
Percentage of gross retiree medical	(27)

(iii) Group profit and loss reserve restated under FRS17

	2002 £m	2001 £m
Group profit and loss reserve under SSAP24 (Note 23)	(180)	(122)
Defined benefit pension schemes under SSAP24	(212)	(214)
Retiree medical under SSAP24	157	177
Group profit and loss reserve excluding retirement benefits under SSAP24	(235)	(159)
Defined benefit pension schemes under FRS17	(173)	48
Retiree medical under FRS17	(196)	(164)
Group profit and loss reserve restated under FRS17	(604)	(275)

6 Exceptional items

	2002 £m	2001 £m
Exceptional items included in operating profit:		
Reorganisation costs	(7)	(21)
Fixed assets impaired	(1)	(73)
Fixed assets written off	(1)	–
Recovery of debtor previously written off	9	–
ANC integration costs	–	(8)
	–	(102)
Loss on fixed assets – continuing operations	(2)	–
Disposal of businesses:		
(Loss)/profit before attributable goodwill written off	(22)	330
Attributable capitalised goodwill written off	(2)	(32)
Attributable goodwill in reserves written off	(184)	(118)
	(208)	180
Exceptional financing item – continuing operations	(35)	–
Tax arising on exceptional items:		
Restructuring – continuing operations	1	–
Disposals of businesses – continuing operations	–	(4)
Disposals of businesses – discontinued operations	(2)	4
Other – continuing operations	(1)	–
	(2)	–
Total exceptional items	(247)	78

	Impairment tangible fixed assets £m	Impairment fixed asset investments £m	Impairment fixed assets total £m	Remaining net book value £m
2002:				
Plastic Packaging: moulding and converting equipment	(1)	–	(1)	–
2001:				
Beverage Packaging: furnaces and glass making equipment	(2)	–	(2)	–
Plastic Packaging: moulding and converting equipment	(8)	–	(8)	3
Image Products: coating equipment and buildings	(61)	(2)	(63)	1
	(71)	(2)	(73)	4

The remaining net book value at 31 December, which was assessed in accordance with FRS11 "Impairment of fixed asssets and goodwill", is based upon net realisable value.

Of the loss on disposals of businesses, £17m (2001: £nil) is attributable to continuing operations and £191m (2001: profit of £180m) is attributable to discontinued operations.

The exceptional financing item relates to a payment to certain banks in connection with the purchase from them of loans made to Rexam's Russian beverage can plant, and arises as a result of the improved results of that business. Further details can be found on page 53 of the Operating and Financial Review.

7 Interest

	2002 £m	2001 £m
Interest payable:		
Loan capital and currency swaps with banks	78	119
Loan capital with other financial institutions	32	1
Bank overdrafts	8	8
Finance leases	3	4
Amortisation of financing fees	7	2
Share of interest of associates	1	1
	129	135
Interest receivable	(46)	(20)
	83	115

8 Tax

a Tax on (loss)/profit on ordinary activities

	2002 £m	2001 Restated £m
Current tax:		
UK corporation tax	8	34
UK tax overprovided in prior years	(8)	(4)
UK tax before double tax relief	-	30
Double tax relief	(8)	(29)
UK tax total	(8)	1
Overseas tax	39	56
Overseas tax underprovided in prior years	-	2
Share of current tax of associates	2	2
Current tax on operations	33	61
Current tax on exceptional items	4	-
Total current tax	37	61
Deferred tax, origination and reversal of timing differences:		
On operations	45	7
On exceptional items	(2)	-
Total deferred tax	43	7
Tax on (loss)/profit on ordinary activities	80	68

b Factors affecting the current tax charge

The current tax assessed on the (loss)/profit on ordinary activities for the year is lower than the standard rate of corporation tax in the UK of 30% (2001: 30%), for the reasons set out below.

	2002 £m	2001 Restated £m
(Loss)/profit on ordinary activities before tax	(39)	229
(Loss)/profit on ordinary activities at the standard rate of corporation tax in the UK	(12)	69
Goodwill	76	65
Expenses not deductible for tax purposes	20	28
Utilisation of prior year losses	(11)	(92)
Accelerated capital allowances	(1)	(12)
Retirement benefits credit in excess of cash contributions and benefit payments	(13)	(6)
Higher taxes on overseas earnings	9	6
Tax underprovided/(overprovided) in prior years	1	(2)
Other short term timing differences	(32)	5
Total current tax	37	61

8 Tax continued

c Factors that may affect the future tax charge

Based on current fixed asset investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years but at a slightly lower level than in 2002.

Deferred tax assets amounting to £65m (2001: £71m) have not been recognised in respect of losses and other timing differences because of the uncertainty of the availability of suitable profits in the foreseeable future.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries and associates. No significant amounts of tax are expected to be payable on the majority of these due to the availability of double tax relief and losses in the UK. However, a UK tax liability would arise on dividend payments from the USA due to minimal tax credits on profits in the USA.

d Deferred tax

(i) Group

Deferred tax is included in the balance sheet as follows:	2002 £m	2001 Restated £m
Debtors receivable after more than one year (Note 16)	111	153
Provisions for liabilities and charges (Note 20)	(115)	(94)
	(4)	59

Deferred tax is included in the balance sheet on the following items:	2002 £m	2001 Restated £m
Accelerated capital allowances	(87)	(83)
Tax losses	56	68
Retirement benefits	(26)	(5)
Short term timing differences	53	79
	(4)	59

Deferred tax movement in 2002:	Assets £m	Liabilities £m	Net £m
At 1 January 2002 as originally reported	7	–	7
Prior year adjustment (See Accounting Policies "Deferred tax" on page 79)	146	(94)	52
At 1 January 2002 as restated	153	(94)	59
Currency fluctuations	(12)	(2)	(14)
Acquisition of businesses	–	(6)	(6)
Provided in the year	(30)	(13)	(43)
At 31 December 2002	111	(115)	(4)

In recognising deferred tax assets, the Group has considered if it is more likely than not that sufficient future profits will be available to absorb tax losses and other timing differences. The balance attributable to tax losses carried forward relates mainly to those arising in the USA.

8 **Tax** continued

(ii) Rexam PLC

Deferred tax is included in provisions for liabilities and charges as follows:	2002 £m	2001 £m
Accelerated capital allowances	3	4
Retirement benefits	60	51
	63	55

Deferred tax movement in 2002:	£m
At 1 January 2002	55
Provided in the year	8
At 31 December 2002	63

9 Ordinary dividends on equity shares

	2002 £m	2001 £m
2002 proposed final dividend of 9.7p payable 4 June 2003	44	–
2002 interim dividend of 7.0p paid 6 November 2002	30	–
2001 final dividend of 9.2p paid 5 June 2002	–	39
2001 interim dividend of 6.7p paid 5 November 2001	–	26
	74	65

10 Earnings per ordinary share

	2002 Basic pence	2002 Diluted pence	2001 Restated basic pence	2001 Restated diluted pence
Earnings per ordinary share:				
Before retirement benefits credit, goodwill amortisation and exceptional items	38.1	36.4	30.3	29.4
Before goodwill amortisation and exceptional items	44.1	42.0	36.1	34.8
Including goodwill amortisation and exceptional items	(29.4)	(29.4)*	38.9	37.4

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options.

	2002 Basic £m	2002 Dilution on conversion of preference shares £m	2002 Diluted £m	2001 Restated basic £m	2001 Dilution on conversion of preference shares £m	2001 Restated diluted £m
Earnings:						
Profit attributable to ordinary shareholders before retirement benefits credit, goodwill amortisation and exceptional items	163	5	168	119	5	124
Retirement benefits credit	26	–	26	23	–	23
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	189	5	194	142	5	147
Goodwill amortisation	(68)	–	(68)	(67)	–	(67)
Exceptional items	(247)	–	(247)	78	–	78
Profit attributable to ordinary shareholders	(126)	5	(121)	153	5	158

10 Earnings per ordinary share continued

	2002 Number millions	2001 Number millions
Average number of shares:		
Average number of shares in issue for the year	428.1	393.1
Dilution on conversion of preference shares	24.4	24.4
Dilution on exercise of outstanding share options	9.1	4.6
On a diluted basis	461.6	422.1
Number of shares in issue at 31 December	435.9	430.5

Earnings per share before retirement benefits credit, goodwill amortisation and exceptional items have been shown in addition to that required by FRS14 in order to give a better appreciation of the underlying business results. Share options outstanding at 31 December 2002 are detailed in the Directors' Report on page 59. Shares owned by the Rexam Employee Share Trust (see Note 13) have been excluded from the average number of shares in the basic earnings per share calculation.

11 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group:			
At 1 January 2002	1,308	(112)	1,196
Currency fluctuations	(36)	3	(33)
Acquisitions (Note 24a)	61	–	61
Disposals	(3)	1	(2)
Amortisation charge for the year (based on 20 years life)	–	(68)	(68)
At 31 December 2002	1,330	(176)	1,154

The amortisation charge allocated to Beverage Packaging is £62m (2001: £63m), Plastic Packaging £6m (2001: £3m) and discontinued operations £nil (2001: £1m).

12 Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Assets under construction £m	Total £m
Group:				
Cost at 1 January 2002	342	1,390	44	1,776
Currency fluctuations	(6)	(30)	(1)	(37)
Acquisition of businesses	23	58	–	81
Disposal of businesses	(55)	(236)	–	(291)
Additions	5	52	104	161
Disposals	(2)	(10)	–	(12)
Reclassifications	14	86	(100)	–
Other adjustments	(1)	3	–	2
At 31 December 2002	320	1,313	47	1,680
Depreciation at 1 January 2002	50	608	–	658
Currency fluctuations	(2)	(14)	–	(16)
Charge for the year	11	137	–	148
Impairment	–	1	–	1
Disposal of businesses	(29)	(201)	–	(230)
Disposals	2	(6)	–	(4)
Reclassifications	1	(1)	–	–
Other adjustments	–	1	–	1
At 31 December 2002	33	525	–	558
Net book value at 31 December 2002	287	788	47	1,122
Net book value at 31 December 2001	292	782	44	1,118

12 Tangible fixed assets continued

The net book value of land and buildings comprises freeholds of £271m (2001: £276m) and long term leaseholds of £15m (2001: £16m) and short term leaseholds of £1m (2001: £nil). Freehold land and buildings includes land of £38m (2001: £47m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £1m (2001: £1m). The net book value of plant and machinery includes £28m (2001: £35m) of finance leased assets. Depreciation charged on finance leased assets was £6m (2001: £5m).

	Plant, machinery and vehicles cost £m	Plant, machinery and vehicles depreciation £m	Net book value £m
Rexam PLC:			
At 1 January 2002	7	(3)	4
Additions	2	–	2
Charge for the year	–	(1)	(1)
At 31 December 2002	9	(4)	5

13 Fixed asset investments

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Associates £m	Unlisted investments £m	Total £m
Group:						
At 1 January 2002	13	–	13	30	33	76
Currency fluctuations	–	–	–	(2)	(3)	(5)
Acquisition of businesses	–	–	–	–	1	1
Additions	13	–	13	1	1	15
Amortisation charge	–	(10)	(10)	–	–	(10)
Allocated on vesting	(3)	3	–	–	–	–
Retained profit	–	–	–	3	–	3
Utilised	–	–	–	–	(2)	(2)
Transfer to/from provisions	–	(2)	(2)	–	–	(2)
Transfer from creditors	–	(3)	(3)	–	–	(3)
At 31 December 2002	23	(12)	11	32	30	73

Rexam PLC shares comprise 7,249,544 ordinary shares of 64 2/7p each (2001: 5,453,444), acquired at an average cost of £3.16 per share (2001: £2.45), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme and the Rexam Executive Share Option Scheme 1997 (the Schemes). The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants based on expected performance. Shares are allocated by the Trust when relevant options under the Schemes are exercised. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2002 was £31m (2001: £20m). For further details of the Schemes see the Remuneration Report on pages 65 to 75.

Principal associates	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Consumer packaging
Interprint Ltda	Brazil	4,650,713,100 quotas of reais 0.01 each	50%	Printing
Vitro-American National Can SA de CV	Mexico	211,344,580 shares of 1 peso each	50%	Consumer packaging

The share of profits less losses of associates is based on unaudited management accounts for the year ended 31 December 2002.

13 Fixed asset investments continued

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Subsidiaries shares £m	Subsidiaries loans £m	Total £m
Rexam PLC:						
At 1 January 2002	–	–	–	732	2,619	3,351
Currency fluctuations	–	–	–	–	(29)	(29)
Additions	13	–	13	–	–	13
Amortisation charge	–	(10)	(10)	–	–	(10)
Allocated on vesting	(3)	3	–	–	–	–
Acquisitions/advances	–	–	–	1	1,555	1,556
Disposals/repayments	–	–	–	–	(2,000)	(2,000)
Other movements	13	(5)	8	–	(13)	(5)
At 31 December 2002	**23**	**(12)**	**11**	**733**	**2,132**	**2,876**

The main subsidiaries are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiaries incorporated in Great Britain are registered in England and Wales.

Subsidiary	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam European Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Consumer packaging
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
TBS Engineering Limited*	Great Britain	Great Britain	Ordinary shares	Battery assembly equipment

14 Stocks

	2002 £m	2001 £m
Group:		
Raw materials, stores and consumables	**98**	121
Work in progress	**13**	21
Finished goods	**204**	191
	315	333

15 Debtors receivable within one year

	Group 2002 £m	Group 2001 £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Trade debtors subject to securitisation	**30**	54	**–**	–
Less: proceeds from securitised debtors	**(13)**	(21)	**–**	–
	17	33	**–**	–
Other trade debtors	**241**	295	**2**	1
Due from subsidiaries	**–**	–	**76**	17
Other debtors	**116**	123	**69**	27
	374	451	**147**	45

The Group participates in a securitisation programme in respect of trade debtors of certain of its US subsidiaries. Under the terms of the programme, an interest in the ownership of a pool of trade debtors is sold to a securitisation company in exchange for a cash advance. The securitisation company recovers the cash advance, interest charges and programme fees solely from collection of the receivables and returns excess collections to the Group. Further interests in the pool of trade debtors are purchased on a revolving basis to maintain a set level of purchased interests in the debtors in the pool.

15 Debtors receivable within one year continued

In the event of any default in payment by a debtor, the securitisation company has recourse only to the remainder of the trade debtors in the pool in which it has an interest. The Group is not obliged and does not intend to support any losses arising from the sold interest in the pool of trade debtors. The securitisation company has agreed in the finance documentation that it can only seek repayment of the cash advance, interest and fees from collections generated by the securitised trade debtors, and cannot seek recourse from the Group in any other form. The Group does not have any option to repurchase the sold trade debtors.

An interest charge of £0.4m (2001: £0.4m) and programme fees of £0.1m (2001: £0.1m) have been included in the Group profit and loss account. Any slow payment risk on securitised debtors is not borne by the Group. The securitisation company purchases trade debtors from many other independent US companies and is a major issuer of commercial paper in the US market. It is not owned by, or related to, Rexam PLC or any member of the Group.

16 Other debtors receivable after more than one year

	Group 2002 £m	Group 2001 Restated £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Deferred tax (Note 8d)	111	153	–	–
Other debtors	49	23	–	–
	160	176	–	–

17 Other creditors

	Group 2002 £m	Group 2001 £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Amounts falling due within one year:				
Trade creditors	340	377	2	2
Due to subsidiaries	–	–	201	224
Current tax	28	30	–	–
Other tax and social security	34	29	–	–
Deferred consideration	1	3	1	1
Other liabilities	201	254	59	40
Dividends	45	41	45	41
	649	734	308	308
Amounts falling due after more than one year:				
Due to subsidiaries	–	–	304	291
Current tax	65	49	–	–
Other liabilities	33	30	4	1
	98	79	308	292

18 Borrowings

	Repayment dates	Group 2002 £m	Group 2001 £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Secured bank loans	2003-2009	15	7	–	–
Unsecured:					
Medium term notes	2007-2009	602	–	602	–
Bank loans, Europe	2003-2007	705	1,321	427	1,313
Unamortised financing fees		(6)	(8)	(4)	(2)
Currency swaps with banks		(28)	–	(28)	–
Loan capital and currency swaps with banks		1,288	1,320	997	1,311
Bank overdrafts		84	61	82	79
Capital element of finance leases		57	59	–	–
Total borrowings		1,429	1,440	1,079	1,390

18 Borrowings continued

Repayment analysis:	Group 2002 £m	Group 2001 £m	Rexam PLC 2002 £m	Rexam PLC 2001 £m
Amounts falling due after more than one year:				
In more than one year but not more than two years	14	17	–	–
In more than two years but not more than five years	1,088	713	777	678
In more than five years	227	13	220	–
	1,329	743	997	678
Amounts falling due within one year, or on demand	100	697	82	712
	1,429	1,440	1,079	1,390

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £260m (2001: £38m). Within this amount, finance leases not wholly repayable within 5 years are £34m (2001: £38m). Interest is payable on loan capital wholly repayable within five years at rates varying between 1.6% and 6.6%. Interest is payable on loan capital wholly repayable after five years at rates varying between 3.3% and 7.1%. Currency swaps in 2002 of sterling for US dollars were entered into in conjunction with an issue of sterling notes under Rexam's medium term note programme. Their purpose was to fully swap to maturity the principal and interest cashflows arising under that issue of sterling notes into floating rate US dollars. The resulting US dollar receipts were used to fund Rexam's US dollar investments. The translation gain of £28m between the relevant sterling and US dollar amounts is included in borrowings.

19 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under FRS13 "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 19a "Currency balance sheet."

a Currency balance sheet at 31 December 2002

	Total £m	Sterling £m	US dollar £m	Euro/ Scandinavian £m	Other currencies £m
Net assets (as defined in Note 1)	2,332	427	873	861	171
Net borrowings:					
Excluding forward foreign exchange contracts	(1,355)	(164)	(455)	(744)	8
Forward foreign exchange contracts	–	–	15	18	(33)
	(1,355)	(164)	(440)	(726)	(25)
Equity	977	263	433	135	146

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the Operating and Financial Review on pages 56 to 57.

19 Financial risk management continued

b Summary of financial assets and liabilities

	2002 £m	2001 £m
Financial assets:		
Cash, money market deposits and marketable securities	74	79
Currency swaps with banks	250	–
Other debtors receivable after more than one year excluding deferred tax	49	23
	373	102
Financial liabilities:		
Total borrowings excluding currency swaps with banks	(1,457)	(1,440)
Currency swaps with banks	(222)	–
Other creditors falling due after more than one year excluding tax	(33)	(30)
Non equity convertible cumulative preference shares	(89)	(89)
	(1,801)	(1,559)
Net financial liabilities	(1,428)	(1,457)

c Interest rate risk profile

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Weighted average period to maturity interest free years
Financial assets at 31 December 2002:							
Sterling	259	–	9	250	7.1	6.2	–
US dollar	69	22	30	17	7.3	3.1	4.1
Euro/Scandinavian	22	10	12	–	–	–	3.6
Other currencies	23	–	23	–	–	–	–
	373	32	74	267	7.1	6.1	3.9
Financial liabilities at 31 December 2002:							
Sterling	(429)	(6)	(173)	(250)	7.1	6.2	3.7
US dollar	(488)	(18)	(230)	(240)	5.1	3.6	3.3
Euro/Scandinavian	(747)	(9)	(195)	(543)	5.0	2.1	3.7
Other currencies	(48)	–	(48)	–	–	–	–
	(1,712)	(33)	(646)	(1,033)	5.9	3.5	3.5
Non equity convertible cumulative preference shares	(89)						
	(1,801)						
Financial assets at 31 December 2001:							
Sterling	15	2	13	–	–	–	1.5
US dollar	57	18	39	–	–	–	3.0
Euro/Scandinavian	10	2	8	–	–	–	1.5
Other currencies	20	1	19	–	–	–	–
	102	23	79	–	–	–	2.6
Financial liabilities at 31 December 2001:							
Sterling	(105)	(3)	(102)	–	–	–	2.5
US dollar	(594)	(22)	(259)	(313)	6.3	2.0	3.0
Euro/Scandinavian	(711)	(5)	(161)	(545)	5.0	2.9	3.7
Other currencies	(60)	–	(60)	–	–	–	–
	(1,470)	(30)	(582)	(858)	5.4	2.6	3.1
Non equity convertible cumulative preference shares	(89)						
	(1,559)						

19 Financial risk management continued

c Interest rate risk profile (continued)

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For overdrafts used to fund the working capital needs of subsidiaries the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Most of the other debtors receivable after more than one year and other creditors payable after more than one year are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends and not interest are paid, as detailed in Note 22 to the Accounts.

d Currency exposures at 31 December

There were no significant unhedged transaction exposures in either 2001 or 2002 which gave rise to net currency gains or losses in the profit and loss account.

e Undrawn committed borrowing facilities

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2002:		
In more than two years but not more than three years	1,282	615
Remaining term at 31 December 2001:		
In more than three years but not more than four years	1,220	541

Facilities available are that part of the principal committed facilities which was not drawn at 31 December. The Group has additional term loans and facilities available to it on a committed or uncommitted basis. Principal committed facilities comprise a euro 2,000m facility arranged in 2000 to refinance the borrowings of the Group and finance the acquisition of ANC.

f Maturity profile of financial liabilities at 31 December

	2002 £m	2001 £m
In one year or less, or on demand	(189)	(786)
In more than one year but not more than two years	(24)	(28)
In more than two years but not more than five years	(1,100)	(723)
In more than five years	(488)	(22)
	(1,801)	(1,559)

19 Financial risk management continued

g Fair value of financial assets and liabilities at 31 December

	2002 Book value £m	2002 Fair value £m	2001 Book value £m	2001 Fair value £m
Cash, marketable securities and money market deposits	74	74	79	79
Other debtors receivable after more than one year	49	50	23	23
Total borrowings excluding currency swaps with banks	(1,457)	(1,505)	(1,440)	(1,444)
Currency swaps with banks (net)	28	23	–	–
Other creditors falling due after more than one year	(33)	(33)	(30)	(30)
Non equity convertible cumulative preference shares	(89)	(117)	(89)	(101)
Interest rate swaps	–	(25)	–	(21)
Forward foreign exchange contracts	–	(14)	–	(9)
Aluminium futures contracts	–	(12)	–	(10)
Energy futures contracts	–	–	–	(1)
	(1,428)	(1,559)	(1,457)	(1,514)

Market values have been used to determine the fair values of money market deposits, marketable securities, currency swaps with banks and bank borrowings. The fair value of the medium term note issues and the non equity convertible cumulative preference shares has been determined by reference to their quoted market prices at the close of business on 31 December 2002. The fair values of interest rate swaps and fixed rate loans and leases have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing forward aluminium prices. The fair value of energy futures contracts has been determined by marking those contracts to market at prevailing forward energy prices.

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2001	17	(18)	(1)
Recognised in 2001	(6)	7	1
Arising before 1 January 2001 unrecognised in 2001	11	(11)	–
Unrecognised movement in 2001	(2)	(44)	(46)
Unrecognised at 31 December 2001	9	(55)	(46)
Recognised in 2002	(6)	26	20
Arising before 1 January 2002 unrecognised in 2002	3	(29)	(26)
Unrecognised movement in 2002	13	(43)	(30)
Unrecognised at 31 December 2002	16	(72)	(56)
Expected to be recognised in 2003	7	(33)	(26)
Expected to be recognised in 2004 or later	9	(39)	(30)
	16	(72)	(56)

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements in the year and position as at 31 December on such hedges are set out above and in Note 19g and relate to the following: interest rate swaps, cross currency swaps with banks, forward foreign exchange contracts, aluminium futures contracts and energy futures contracts. At 31 December 2002 a £28m gain, in respect of cross currency swaps entered into during the year, has been carried forward in the balance sheet in accordance with the Group's accounting policy on cross currency swaps. Consequently the gains or losses on these swaps are not expected to be recognised in the profit and loss account. There were no gains or losses carried forward on cross currency swaps as at 31 December 2001.

20 Provisions for liabilities and charges

	Pensions (Note i) £m	Retiree medical (Note i) £m	Long term employee incentive schemes (Note ii) £m	Disposals (Note iii) £m	Environmental compliance (Note iv) £m	Other (Note v) £m	Deferred tax (Note 8d) £m	Total £m
Group:								
At 1 January 2002 as originally reported	86	280	11	2	36	3	–	418
Prior year adjustment	–	–	–	–	–	–	94	94
At 1 January 2002 as restated	86	280	11	2	36	3	94	512
Currency fluctuations	(1)	(26)	–	1	(3)	(1)	2	(28)
Acquisition of businesses	13	–	–	–	3	–	6	22
Provided in the year	7	18	2	–	1	–	13	41
Utilised	(7)	(23)	(6)	–	(3)	–	–	(39)
Transfers	–	3	(2)	–	–	–	–	1
At 31 December 2002	98	252	5	3	34	2	115	509

	Disposals £m	Deferred tax (Note 8d) £m	Total £m
Rexam PLC:			
At 1 January 2002	1	55	56
Provided in the year	–	8	8
Utilised	(1)	–	(1)
At 31 December 2002	–	63	63

Notes

i Pensions and retiree medical

The provision for pensions includes £85m (2001: £76m) with respect to defined benefit pension schemes and £13m (2001: £10m) for other pension related amounts. Provisions for pensions and retiree medical are long term in nature and the timing of their utilisation is unknown.

ii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. An amount of £5m (2001: £11m) has been provided for senior executive share option and other long term incentive schemes. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iii Disposals

The provision relates primarily to warranty and associated legal claims in Australia. The amount of the final liability and timing of payment, if any, is dependent upon the outcome of ongoing legal and related proceedings.

iv Environmental compliance

The environmental compliance provision arises principally in the United States and is long term in nature with the timing of its utilisation unknown.

v Other

Other provisions include £1m (2001: £2m) relating to onerous property contracts in the United Kingdom. The timing of the utilisation of other provisions is unknown.

21 Contingent liabilities

	2002 £m	2001 £m
Group:		
Guarantees of borrowings	14	–
Rexam PLC:		
Guarantees of borrowings of subsidiaries and associates	365	93

Pursuant to an agreement signed in December 2001 the Group completed the sale of the Gelsenkirchen beverage can plant to a Private Investor Group in January 2002. The Group retains an interest in the plant through providing debt finance and under various subcontract supply and service agreements. For a period of six years from completion of the sale, the Private Investor Group, may, under certain circumstances, have the right to return the plant back to Rexam. The directors consider that were this to occur in the short to medium term, there would be no significant impact on the financial position of the Group.

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

22 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised		Issued and fully paid	
	64 2/7p number	Total £m	64 2/7p number	Total £m
At 1 January 2002	557,524,991	359	430,531,033	277
Issued under share option schemes	–	–	5,388,234	3
Conversion of preference shares on 1 March 2002	30,162	–	5,291	–
At 31 December 2002	557,555,153	359	435,924,558	280

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised		Issued and fully paid	
	128 4/7p number	Total £m	128 4/7p number	Total £m
At 1 January 2002	69,479,726	89	69,477,555	89
Conversion of preference shares on 1 March 2002	(15,081)	–	(15,081)	–
At 31 December 2002	69,464,645	89	69,462,474	89

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

23 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Group:			
At 1 January 2002 as originally reported	490	279	(174)
Prior year adjustment (See Accounting Policies "Deferred tax" on page 79)	–	–	52
At 1 January 2002 as restated	490	279	(122)
Currency fluctuations (net of tax)	–	–	(42)
Profit and loss account	–	–	(200)
Goodwill written off on business disposals	–	–	184
Arising on shares under share option schemes	10	–	–
At 31 December 2002	**500**	**279**	**(180)**

Currency fluctuations (net of tax) charged to reserves in respect of borrowings used to hedge the Group's overseas investments were £14m (2001: £19m).

The amount of goodwill set off against reserves at 31 December 2002 is £324m. This comprises the balance at 1 January 2002 of £522m, reduced by currency fluctuations of £14m and by amounts transferred to the profit and loss account on disposals of £184m during the year.

Rexam PLC:	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
At 1 January 2002	490	279	494	(107)
Profit and loss account	–	–	–	(59)
Realised in the year	–	–	(237)	237
Arising on shares under share option schemes	10	–	–	–
Other movements	–	–	–	(5)
At 31 December 2002	**500**	**279**	**257**	**66**

The profit for the financial year dealt with in the Accounts of Rexam PLC is £20m (2001: loss £118m). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The negative profit and loss reserve of £107m in Rexam PLC at 31 December 2001 arose principally as a result of a provision of £214m against certain investments in subsidiaries. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the provision does not impact the distributable reserves of Rexam PLC which were £280m at 31 December 2002 (2001: £107m).

24 Acquisitions

a Summary of acquisition of businesses

All acquisitions have been completed by applying acquisition accounting principles.

	2002 £m	2001 £m
Tangible fixed assets	**81**	(6)
Fixed asset investments	**–**	(3)
Working capital	**26**	(44)
Current and deferred tax	**(12)**	24
Provisions	**(16)**	37
Minority interests	**6**	–
Cash and overdrafts	**1**	–
Loan capital	**(27)**	(14)
Finance leases	**(3)**	–
Fair value of net assets/(liabilities) acquired	**56**	(6)

24 Acquisitions continued

a Summary of acquisition of businesses (continued)

	2002 £m	2001 £m
Consideration	117	29
Fair value of net (assets)/liabilities acquired	(56)	6
Goodwill on acquisitions	61	35

The total consideration for acquisitions in 2002 was £146m (2001: £43m) comprising £117m (2001: £29m) for the purchase of shares and net assets and £29m (2001: £14m) for net borrowings assumed.

b Acquisition table

	Book value of net assets acquired £m	Revaluation adjustments £m	Accounting policy alignment adjustments £m	Fair value of net assets acquired £m
Tangible fixed assets	52	24	5	81
Fixed asset investments	1	(1)	–	–
Working capital	26	3	(3)	26
Current and deferred tax	(6)	–	(6)	(12)
Provisions	(10)	(6)	–	(16)
Minority interests	6	–	–	6
Cash and overdrafts	1	–	–	1
Loan capital	(27)	–	–	(27)
Finance leases	–	–	(3)	(3)
	43	20	(7)	56

	Tangible fixed assets £m	Fixed asset investments £m	Working capital £m	Current and deferred tax £m	Provisions £m	Finance leases £m
Revaluation adjustments:						
Valuation review of tangible fixed assets	24	–	–	–	–	–
Revaluation of pension scheme liabilities	–	–	–	–	(4)	–
Provision for environmental liabilities	–	–	–	–	(2)	–
Other	–	(1)	3	–	–	–
	24	(1)	3	–	(6)	–
Accounting policy alignment adjustments:						
Pallets, tooling and spare parts	2	–	(3)	–	–	–
Capitalised finance leases	3	–	–	–	–	(3)
Deferred tax	–	–	–	(6)	–	–
	5	–	(3)	(6)	–	(3)
Total fair value adjustments	29	(1)	–	(6)	(6)	(3)

The fair value of net assets acquired in 2002 has been determined on a provisional basis, pending completion of the fair value appraisal exercise in 2003.

24 Acquisitions continued

c Cash flows arising from acquisitions

	2002 £m	2001 £m
Cash consideration	109	24
Cash balances acquired	(1)	–
Cash payments for prior year acquisitions	2	13
Net cash outflow	110	37

25 Disposals

a Summary of disposal of businesses

	2002 £m	2001 £m
Goodwill	186	146
Tangible fixed assets	61	122
Working capital	41	50
Current and deferred tax	(1)	(1)
Provisions	–	(29)
Minority interests	(11)	–
Cash and overdrafts	–	17
Loan capital	(11)	(12)
Net assets disposed	265	293
Cash proceeds	36	480
Deferred proceeds	23	3
Accrued costs	(2)	(8)
Total proceeds	57	475
(Loss)/gain on disposal of businesses	(208)	182
Prior year and other disposals	–	(2)
Exceptional items (Note 6)	(208)	180

b Cash flow from disposal of businesses

	2002 £m	2001 £m
Cash proceeds	36	480
Cash disposed	–	(17)
Cash receipts for prior year disposals	12	1
Cash disposal costs	(3)	(6)
Net cash inflow	45	458

26 Cash flows relating to exceptional items

Cash flows from operating activities in 2002 include £18m (2001: £21m) with respect to the utilisation of the exceptional operating profit items set up in 2002 and prior years, and £35m (2001: £nil) with respect to an exceptional financing item (see Note 6).

27 Commitments

	2002 £m	2001 £m
Group:		
Future capital expenditure at 31 December for which contracts have been placed	15	14

	2002 Land and buildings £m	2002 Other £m	2001 Land and buildings £m	2001 Other £m
Group:				
Operating lease rentals payable in 2003 relating to commitments expiring:				
Within one year	2	1	2	1
Between one and five years	5	2	4	3
After five years	13	–	15	1
	20	3	21	5

Produced by Rexam Designed by dowell//stubbs Photography by Gunnar Nydrén, Klas Westman and Quantum Photography Printed in Sweden by Duro Grafiska


KAIAK
de
natura
feminino





REXAM PLC
4 MILLBANK
LONDON
SW1P 3XP
UNITED KINGDOM
www.rexam.co


TWIST
BREEZER
BACARDI

REXAM

NOTICE OF ANNUAL GENERAL MEETING

ON THURSDAY 15 MAY 2003

THIS DOCUMENT IS IMPORTANT

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Rexam PLC please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

WE ARE HOLDING OUR ANNUAL GENERAL MEETING ON THURSDAY 15 MAY 2003 AT CHURCH HOUSE, DEAN'S YARD, LONDON SW1. THE MEETING WILL START AT 11.00 AM. A MAP SHOWING THE LOCATION OF CHURCH HOUSE IS ON THE REVERSE OF THE ATTENDANCE CARD. IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING DETACH THE ATTENDANCE CARD AND BRING IT WITH YOU.

PLEASE COMPLETE AND RETURN THE PROXY FORM TO THE REGISTRARS TO RECORD YOUR VOTE ON THE RESOLUTIONS TO BE PROPOSED AT THE MEETING. ALTERNATIVELY, IF YOU ARE A CREST MEMBER OR A CREST SPONSORED MEMBER, YOU CAN APPOINT YOUR PROXY AND GIVE YOUR VOTING INSTRUCTIONS THROUGH THE CREST ELECTRONIC PROXY APPOINTMENT SERVICE.



TO ORDINARY SHAREHOLDERS AND PREFERENCE SHAREHOLDERS

10 April 2003

Dear Shareholder

I am pleased to send you details of arrangements for our Annual General Meeting 2003, together with the Annual Review 2002 and the latest edition of our magazine, Rexam World. For those of you who have chosen to receive it, the Annual Accounts 2002 is also enclosed which contains the Report of the Directors, the Remuneration Report and the Group Accounts for the year ended 31 December 2002.

NOTICE OF ANNUAL GENERAL MEETING

The formal notice of the Annual General Meeting ("AGM") of Rexam PLC ("the Company"), which is to be held at 11.00am on Thursday 15 May 2003, is set out on pages 5 and 6 of this document. At the AGM Rolf Börjesson, the Chief Executive, and Michael Hartnall, the retiring Finance Director, will present a review of the Group and of the 2002 results. Shareholders will have the opportunity to ask questions during the AGM and meet the directors after the meeting.

ORDINARY BUSINESS

Resolutions 1-5 to be considered at the AGM cover standard matters which are dealt with at most annual general meetings. Resolution 1 deals with the acceptance of the Report of the Directors and the Group Accounts. The directors are recommending payment of a 2002 final dividend on the ordinary shares of 9.7 pence per share, payable on 4 June 2003, which will be proposed as Resolution 2.

At the AGM Michael Hartnall and my deputy Chairman, John Warren, will retire from office and I would like to thank them for their valuable contribution towards the transformation of the Company over the last few years. Michael Hartnall has been Finance Director since July 1987 and John Warren has been a non executive director since March 1994. I am very pleased to welcome Graham Chipchase and Chris Clark to the Board. Graham Chipchase was appointed an executive director of the Company on 10 February 2003 and succeeded Michael Hartnall as Finance Director on 10 March 2003. Chris Clark was appointed a non executive director on 20 March 2003. In accordance with the Company's Articles of Association which state that any director who has been appointed since the date of the last AGM must stand for election at the first AGM after his appointment, Graham Chipchase and Chris Clark will resign as directors at the AGM and, being eligible, offer themselves for election. Resolution 3 proposes the election of Graham Chipchase and Resolution 4 proposes the election of Chris Clark.

Resolution 5 proposes the re-election of Lars Emilson, the Group Director responsible for Beverage Cans who, being eligible, offers himself for re-election in accordance with the Company's Articles of Association which state that any director who has been in office for more than thirty months since the date he was last re-elected, must stand for re-election at the AGM.

The summary biographies of Graham Chipchase and Lars Emilson can be found on page 31 of the Annual Review 2002. Chris Clark, who is 61, was appointed as a non executive director after the date of the Annual Review and his summary biography is not therefore included in that document. He is currently the Chief Executive of Johnson Matthey plc, having joined the company on graduating from university. He is also a non executive director of FKI plc.

SPECIAL BUSINESS

There are also some items of special business to be considered including the approval of the Remuneration Report, the appointment of new auditors, the increase of the Company's authorised share capital, the renewal of the directors' authorities to allot the Company's ordinary shares and to purchase a limited number of the Company's ordinary shares in the market, and the adoption of new Articles of Association. I have commented on each of these resolutions in more detail below.

Approval of Remuneration Report 2002 (Resolution 6)

In accordance with the Companies Act 1985, directors of listed companies are now required to prepare a detailed remuneration report which must be approved by shareholders at the AGM. The Remuneration Report contains, inter alia, details of the members of the Remuneration Committee, a forward looking statement of the Company's policy on directors' remuneration for subsequent financial years, a performance graph showing the Company's total shareholder return and the return on a hypothetical holding of shares in the FTSE 100 index, details of the directors' service contracts and specific disclosures relating to each director's remuneration. It is proposed that the Remuneration Report for the financial year ended 31 December 2002, as set out on pages 65 to 75 of the Annual Accounts 2002, be approved. You will find a summary of the Remuneration Report on pages 35 to 37 of the Annual Review 2002.

Resolution 6 will be proposed as an ordinary resolution to approve the Remuneration Report.

Appointment of PricewaterhouseCoopers LLP as the Company's auditors (Resolution 7)

Ernst & Young LLP has been the Company's auditors for many years but, following a formal review of the Group's worldwide audit, Ernst & Young LLP will resign at the AGM. The review is discussed in the Corporate Governance Report in the Annual Accounts 2002. Special notice has been received of the intention to propose that PricewaterhouseCoopers LLP be appointed as the Company's auditors for the year ending 31 December 2003 and Resolution 7 proposes their appointment.

Resolution 7 will be proposed as an ordinary resolution to appoint PricewaterhouseCoopers LLP as the Company's auditors.

Increase of the Company's authorised share capital (Resolution 8)

The Company's authorised share capital is currently £447,739,999 divided into 557,561,105 ordinary shares of 64 2/7 pence each and 69,461,669 convertible cumulative preference shares of 128 4/7 pence each. To enable the directors to request the full authority to allow them to allot up to a pre determined number of ordinary shares without the prior consent of shareholders (see Resolution 9 below), it is necessary to increase the authorised share capital. Shareholders are being asked to approve the increase of the authorised share capital by £152,260,001 to £600,000,000 by the creation of 236,848,891 new ordinary shares of 64 2/7 pence each, representing an increase of 42% in the authorised ordinary share capital of the Company.

Resolution 8 will be proposed as an ordinary resolution to increase the Company's authorised share capital.

Authority to allot relevant securities (Resolution 9)

Authority was granted to the directors at the 2002 AGM to allot ordinary shares without the prior consent of existing ordinary shareholders up to a maximum nominal amount of £80,900,000 which equated to approximately 125,800,000 ordinary shares.

Subject to shareholders approving Resolution 8 to increase the Company's authorised share capital, it is proposed to seek renewal of this authority to allot ordinary shares for a period of five years. The £122,600,000 nominal amount of relevant securities to which this authority will relate, after allowing for ordinary shares arising on conversion of preference shares and the exercise of share options, represents approximately 33% of the nominal amount of the issued ordinary share capital of the Company at 24 March 2003. The directors have no present intention of exercising this authority except in relation to the satisfaction of preference share conversion rights and the exercise of share options. The authority will expire on 14 May 2008 but it is the current intention to renew this authority annually.

Resolution 9 will be proposed as an ordinary resolution to grant this authority to the directors.

Authority to allot equity securities for cash (Resolution 10)

On 8 January 2003, the directors exercised the authority given to them at the AGM 2002 and placed 21.57 million new ordinary shares in the market to raise £86 million before expenses to part fund the purchase of two German glass businesses.

It is proposed to seek renewal of the authority that was granted to the directors at the AGM 2002 to allot equity securities for cash without first being required to offer such securities to existing shareholders. The £14,700,000 nominal amount of equity securities to which this authority relates represents approximately 5% of the nominal amount of the issued ordinary share capital of the Company at 24 March 2003. The directors have no present intention of exercising this authority. The authority will expire on 14 May 2008 but it is the current intention to renew this authority annually.

Resolution 10 will be proposed as a special resolution to grant this authority to the directors.

Purchase by the Company of its own shares (Resolution 11)

Authority for the Company to purchase its own ordinary shares was granted at the AGM 2002. It is proposed to seek further renewal of this authority as the directors consider that there may be occasions when it will be desirable to reduce the issued ordinary share capital of the Company by purchases in the market. The authority given by this resolution will be exercised only if the directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. The directors will also give due consideration to the Group's interest cover and gearing as well as its general financial position. The cost of such purchases will be deducted from distributable profits.

The maximum number of ordinary shares which may be purchased under the proposed authority will be 43,500,000 ordinary shares representing approximately 10% of the issued ordinary share capital of the Company at 31 December 2002. The price paid for ordinary shares will not be less than the nominal value of 64 $^{2}/_{7}$ pence per share nor more than 5% above the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the ordinary shares are purchased.

The total number of ordinary shares that are under option through the Company's share option schemes at 31 March 2003 (being the latest practicable date prior to publication of this notice) is 25,282,414 of which 14,230,197 are options over unissued ordinary shares. The proportion of issued ordinary share capital that the options over unissued ordinary shares represented on this date was 3.1% and the proportion of issued ordinary share capital that they will represent if the full authority to purchase shares (existing and being sought) is used is 3.8%.

The authority will expire on 14 November 2004 or, if earlier, at the conclusion of the AGM of the Company to be held in 2004 but it is the current intention of the directors to renew this authority annually.

Resolution 11 will be proposed as a special resolution to grant this authority to the Company.

Adoption of new Articles of Association (Resolution 12)

It is proposed to seek authority to adopt new Articles of Association (the "Articles"). The present Articles were adopted in October 1998 before the development of electronic facilities to communicate with and receive instructions from shareholders and the Board is proposing that the Articles be updated to include the enabling provisions to allow for electronic voting at general meetings, including the appointment of proxies, and electronic communication with shareholders should we decide to do so at a future date. We are also taking the opportunity to remove the reference to the Company's B Shares that were issued in October 1998 and fully redeemed in September 2000, and update the provisions relating to the Board's borrowing powers in view of the accounting standards that will be adopted for the year ending 31 December 2003, in particular Accounting Standard FRS17 "Retirement Benefits" and, in due course, the adoption of

International Accounting Standards. The provision for the maximum aggregate remuneration that can be paid to all non executive directors, including the Chairman, has not been updated since 1996 and, as a result of the proposals contained in the Higgs' Review of the Role and Effectiveness of Non Executive Directors, we would like to take this opportunity to increase the maximum aggregate remuneration to £600,000 per annum. The proposed new Articles will also incorporate a number of other minor changes from the existing Articles to comply with the current requirements of the UK Listing Authority and to reflect current practice. A summary of the principal differences between the existing Articles and the proposed new Articles can be found on pages 7 to 9. A copy of the proposed new Articles is available for inspection at the addresses given in Note 1 to the Notice of AGM.

Resolution 12 will be proposed as a special resolution to adopt new Articles.

ACTION TO BE TAKEN

It is important to the Company that shareholders have the opportunity to vote even if they are unable to attend the AGM. A white Proxy Form is enclosed for use by holders of ordinary shares so that they can nominate someone else to attend the AGM and vote on their behalf. Alternatively, they can nominate the chairman of the meeting to vote for them. Holders of preference shares will find a blue Proxy Form enclosed for their use. Preference shareholders may only vote on Resolution 11.

Please complete and return the relevant Proxy Form in accordance with the instructions, in order that it may be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BF as soon as possible and, in any event, not later than 48 hours before the time fixed for the AGM. Completion and return of a Proxy Form will not prevent you from attending and voting in person at the AGM should you so wish.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf. Further details are given in Note 4 to the Notice of AGM.

RECOMMENDATION

Your directors believe that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

Yours sincerely



Jeremy Lancaster
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Rexam PLC (the "Company") will be held at Church House, Dean's Yard, London SW1 on Thursday 15 May 2003 at 11.00am to transact the business detailed below.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following resolutions which will be proposed as ordinary resolutions.

1 To accept the Report of the Directors and the Group Accounts for the year ended 31 December 2002.

2 To declare the 2002 final dividend on the ordinary shares.

3 To elect Mr G A Chipchase as a director.

4 To elect Mr C R N Clark as a director.

5 To re-elect Mr L G Emilson as a director.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions which will be proposed as to Resolutions 6 to 9 as ordinary resolutions, special notice having been received by the Company in accordance with sections 379, 388 and 391A of the Companies Act 1985 of the intention to propose resolution 7, and as to Resolutions 10, 11 and 12 as special resolutions.

6 To approve the Remuneration Report, as set out in the Annual Accounts 2002.

7 That PricewaterhouseCoopers LLP be appointed as auditors and the directors be authorised to determine their remuneration.

8 That the authorised share capital of the Company be increased by £152,260,001 to £600,000,000 by the creation of an additional 236,848,891 new ordinary shares of 64 2/7 pence each ranking pari passu in all respects as one class of shares with the existing ordinary shares in the capital of the Company.

9 That, subject to approval being given to increase the Company's authorised share capital pursuant to Resolution 8 above and in accordance with Article 6 of the Company's existing Articles of Association, the directors be empowered to allot relevant securities up to a maximum nominal amount of £122,600,000, that such authority shall expire on 14 May 2008 and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10 That, in accordance with Article 7 of the Company's existing Articles of Association, the directors be empowered to allot equity securities for cash and that, for the purposes of paragraph 1(c) of Article 7, the nominal amount to which this power is limited shall be £14,700,000 and this authority shall expire on 14 May 2008 and all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

11 That, in accordance with Article 11 of the Company's existing Articles of Association and the Companies Act 1985, the Company is generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 64 2/7 pence each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares that may be purchased pursuant to this authority is 43,500,000;

(b) the maximum price which may be paid for any ordinary share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market prices shown in the quotations for the Company's ordinary shares in the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is purchased and the minimum price which may be paid for any such ordinary share shall be the nominal value of that share (in each case exclusive of expenses payable by the Company in connection with the purchase); and

(c) the authority hereby conferred shall expire on 14 November 2004 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2004 unless renewed before that time, but the Company may make a contract to purchase ordinary shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority, and may make a purchase of ordinary shares in pursuance of any such contract.

12 That the Articles of Association set out in the printed document produced to the Meeting and initialled for the purposes of identification by the Chairman be adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.

On behalf of the Board
David Gibson
Company Secretary
Dated 10 April 2003

Registered Office
4 Millbank
London SW1P 3XR
United Kingdom

NOTES

1 Copies of the contracts of service of the executive directors and the letters of appointment for the non executive directors, and the proposed new Articles of Association may be inspected at the registered office of the Company and at the offices of Allen & Overy, One New Change, London EC4 during normal business hours on weekdays (Saturdays and Bank Holidays excepted) until the close of the AGM, and at the place of the AGM for a period commencing 30 minutes immediately before the AGM until its conclusion.

2 Any shareholder of the Company entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders) to attend and vote in their place. A Proxy Form is enclosed with this document and, to be effective, must be lodged with Lloyds TSB Registrars so as to arrive not later than 48 hours before the time fixed for the AGM.

3 Only shareholders whose names appear on the register of members of the Company at the close of business on Tuesday 13 May 2003 shall be entitled to attend the AGM either in person or by proxy and the number of ordinary shares and/or preference shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the AGM.

4 In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) not later than 48 hours before the time fixed for the AGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST. CRESTCo does not make available special procedures in CREST for any particular messages and normal system timings and limitations will apply in relation to the input of a CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Preference shareholders may only vote on Resolution 11.

SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN THE EXISTING ARTICLES OF ASSOCIATION AND THE PROPOSED NEW ARTICLES OF ASSOCIATION

The following is a summary of the principal changes proposed to be contained in the new Articles of Association. Other minor and administrative changes have been made to bring the articles into line with current practice. A copy of the proposed new Articles of Association is available for inspection at the registered office of the Company, at the offices of Allen & Overy, at the times and address given in Note 1 to the Notice of AGM, and at the AGM for a period commencing 30 minutes immediately before the AGM until its conclusion.

Article 2: Interpretation

This article includes new definitions or interpretations of "communication", "electronic communication", "electronic means", "signature", "writing" and "show of hands" in order to incorporate enabling provisions to permit electronic communications and voting at general meetings to be conducted electronically. These provisions are in addition to the conventional methods of communication and voting currently contained in the articles.

Article 3: Authorised Share Capital

Following redemption of all of the issued "B" shares of £1 each, all references to "B" shares have been deleted. This article will also reflect the authorised share capital as at the date of adoption of the new articles.

Article 9: Power to increase, consolidate, subdivide and cancel shares

This article permits the board to deal with fractions arising on the consolidation and division or subdivision of share capital by way of capitalisation of a reserve account of the Company to issue bonus shares.

Article 14: Uncertificated shares – general powers

This article has been updated to empower the Company to utilise all systems and exercise in full all powers granted to it under The Uncertificated Securities Regulations 2001 (the "Regulations") relating to shares held in uncertificated form.

Articles 32, 34, 37 and 39: Proceedings at general meetings

Article 32 will permit a director or the secretary to eject from a meeting any person who causes the proceedings to become disorderly.

Article 34 gives the chairman a right to invite any person to attend and speak at general meetings, if he feels that that person has the appropriate knowledge and experience. Proxies will only have the right to speak at general meetings with the permission of the chairman.

Article 37 provides that a general meeting may be held in more than one place provided that the chairman is satisfied there are facilities available (whether by electronic means or otherwise) to enable each person present at each different venue to participate in the business of the meeting.

Article 39 permits a poll to be taken by electronic means (if the chairman so directs).

Article 41: Voting rights

This article expressly permits the Company to specify in the notice of general meeting a time by which members must be entered on the register in order to have the right to attend and vote at that meeting.

Articles 48 and 49: Appointment and receipt of proxy

These articles permit the appointment of a proxy by electronic means, including by facsimile and by email and in relation to uncertificated shares, provides for the appointment of a proxy by electronic means through a relevant system (as defined in the Regulations), for example, the CREST system.

Article 62: Remuneration of directors

The amendment to this article increases the permitted aggregate remuneration for all non executive directors to £600,000 per annum.

Article 69: Power to borrow money

This article contains the restrictions imposed on the board in respect of any borrowings by the Company. The introduction of market value concepts in accounting standards, for example, FRS17 "Retirement Benefits" and, in due course, the adoption of International Accounting Standards will make the directors' borrowing limit a more volatile number.

The amended definition in this article will reduce the risks associated with market value volatility. The borrowing powers of the directors will otherwise remain broadly unchanged and the maximum aggregate borrowing multiple of three times adjusted capital and reserves (unless a higher amount is approved by an ordinary resolution of the Company) remains consistent with the existing Articles.

Article 74: Directors' interests and voting

The provisions of this article in relation to directors' interests and voting may be suspended or relaxed by an ordinary resolution of the Company. Any contract entered into in contravention of the provisions of this article may be ratified by an ordinary resolution of the Company.

Article 76: Notice of board meetings

This article permits notice of board meetings to be given to directors electronically and deletes the waiver for notifying directors absent from the UK of a board meeting.

Article 82: Resolutions without meetings

This article permits board resolutions to be approved electronically.

Article 86: Issue of share certificates

This article provides that the Company seal may be applied mechanically or electronically and a share certificate may be given to a member in accordance with those articles on notices (articles 115, 116 and 117 below).

Article 100: Seal

This article permits the authority for the use of the Company seal to be given by the board in writing or by electronic means.

Article 104: Method of payment

This article permits the payment of dividends or other payments to be made electronically.

Article 110: Scrip dividends

This article permits the board to look at sources other than the London Stock Exchange Daily Official List for the valuation of ordinary shares in connection with the issue of scrip dividends.

Articles 115, 116 and 117: Notices

These articles permit notices, documents and other communications given by or to the Company to be given electronically and also provides that any notice, document or communication may be published on a website if authorised by the member concerned.

Article 125: Indemnity

This article excludes auditors from the benefit of an indemnity in line with current practice.

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
REGISTERED IN ENGLAND NUMBER 191285